UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.)

Filed by the Registrant ☒
Filed by a Party other than the Registrant

Check the appropriate box:

    Preliminary Proxy Statement
    Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒ Definitive Proxy Statement
    Definitive Additional Materials
    Soliciting Material under §240.14a-12

BlackBerry Limited

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.
☐ Fee paid previously with preliminary materials.
☐ Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a6(i)(1) and 0-11



BLACKBERRY LIMITED

Notice of Annual and Special Meeting of the Shareholders

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of the shareholders (the "**Meeting**") of BlackBerry Limited (the "**Company**") will be held on June 25, 2025 at 10:00 a.m. (Eastern Time) for the following purposes:

1. **TO RECEIVE** and consider the consolidated financial statements of the Company for the fiscal year ended February 28, 2025 and the auditor's report thereon;

2. **TO ELECT** the directors of the Company;

3. **TO RE-APPOINT** the auditors of the Company and to authorize the board of directors to fix the auditors' remuneration;

4. **TO CONSIDER** an ordinary resolution to approve unallocated entitlements under the Company's equity incentive plan;

5. **TO CONSIDER** an advisory (non-binding) resolution on executive compensation;

6. **TO CONSIDER** the shareholder proposal set out in Schedule B to the accompanying management proxy circular in connection with the Meeting; and

7. **TO TRANSACT** such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The meeting will be held in a virtual-only format via a live audio webcast. Registered shareholders and duly appointed proxyholders will be able to attend, participate in and vote at the meeting in real time through an online platform at https://web.lumiconnect.com/432058297.

Please refer to the accompanying management proxy circular for further information regarding the items of business at the meeting, who can vote and how to vote, including how to be represented by proxy. The management proxy circular is deemed to form part of this notice.

DATED at Waterloo, Ontario this 2nd day of May, 2025.

BY ORDER OF THE BOARD

(signed) Richard Lynch, Chair



BLACKBERRY LIMITED

Management Proxy Circular

for the

Annual and Special Meeting of Shareholders

Wednesday, June 25, 2025

TABLE OF CONTENTS

CURRENCY

In this Management Proxy Circular, unless otherwise specified herein, all references to dollar amounts are to U.S. dollars. Unless otherwise noted, all Canadian dollar amounts have been converted into U.S. dollars at the following Bank of Canada average exchange rates:

Fiscal 2025: U.S. $1.00 = CDN $1.3845
Fiscal 2024: U.S. $1.00 = CDN $1.3500
Fiscal 2023: U.S. $1.00 = CDN $1.3135

Any amounts in Canadian dollars have been highlighted by the inclusion of the prefix "CDN" before a specified dollar amount.

This management proxy circular (the "**Management Proxy Circular**") is furnished in connection with the solicitation of proxies by management of BlackBerry Limited (the "**Company**" or "**BlackBerry**") for use at the annual and special meeting of the shareholders of the Company to be held on **Wednesday, June 25, 2025 at 10:00 a.m. Eastern Time (the "Meeting") in a virtual-only format which will be conducted via live audio webcast at** https://web.lumiconnect.com/432058297 **and at any adjournment thereof for the purposes set forth in the enclosed notice of meeting (the "Notice of Meeting").** A form of proxy or voting instruction form accompanies this Management Proxy Circular. Unless otherwise indicated, the information in this Management Proxy Circular is given as at May 2, 2025. This Management Proxy Circular includes information that the Company is required to provide under the requirements of the U.S. Securities and Exchange Commission (the "**SEC**") and applicable disclosure requirements in Canada. Shareholders in the United States should be aware that the applicable disclosure requirements in Canada are different from those of the United States applicable to proxy statements under the *Securities Exchange Act of 1934*, as amended (the "**U.S. Exchange Act**").

QUESTIONS AND ANSWERS ON VOTING RIGHTS AND SOLICITATION OF PROXIES

1.   **Who is soliciting my proxy?**

Proxies are being solicited by management of the Company for use at the Meeting. Proxies will be solicited primarily by mail but employees and agents of the Company may also use electronic means. Management may also retain one or more proxy solicitation firms to solicit proxies on its behalf by telephone, electronic mail or by facsimile. Management expects that the costs of retaining a proxy solicitation firm or firms would not exceed $75,000. The costs of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of common shares of the Company ("**Common Shares**") such as brokers, dealers, other registrants under applicable securities laws, nominees or custodians, in sending or delivering copies of this Management Proxy Circular, the Notice of Meeting and form of proxy or voting instruction form to the beneficial owners of Common Shares. The Company will provide, without cost to such persons, upon request to the Corporate Secretary of the Company, additional copies of these documents required for this purpose.

2.   **How can I receive information about the Meeting?**

The Company is using the "notice and access" system adopted by the Canadian Securities Administrators and the SEC for the delivery of proxy materials to registered and beneficial shareholders through the following website: https://www.envisionreports.com/BlackBerry2025. On or about May 13, 2025, the Company will mail to shareholders a Notice of Internet Availability of Proxy Materials (the "**proxy notice**"), containing instructions on how to access this Management Proxy Circular for the Meeting and the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2025 (collectively, the "**proxy materials**"), which was filed with the SEC and Canadian Securities Administrators on April 3, 2025. The proxy notice also provides instructions on how to vote online or by telephone and includes instructions on how to receive a paper copy of the proxy materials by mail. The proxy materials and a form of proxy or voting instruction form are being mailed to those shareholders with existing instructions on their account to receive paper material.

Shareholders with questions about notice and access can call Computershare Investor Services Inc. ("**Computershare**") toll free at 1-866-964-0492 or by going to: www.computershare.com/noticeandaccess.

The Company is not sending proxy-related materials directly to non-objecting beneficial owners of Common Shares but will make delivery through intermediaries. The Company will pay for intermediaries to deliver proxy-related materials to both non-objecting and objecting beneficial owners of Common Shares.

3.   **How is the Meeting being held?**

This year, as in recent years, the Company will hold the Meeting in a virtual-only format via a live audio webcast. The Meeting will not take place in a physical location and shareholders will therefore not be able to attend the Meeting in person. All shareholders and duly appointed proxyholders, regardless of their geographic location, will have an equal opportunity to participate in the Meeting and ask questions.

4.   What items will be voted on?

The following five items will be voted on at the Meeting:

(1) the election of seven directors to the Company's board of directors (the "**Board**");

(2) the re-appointment of PricewaterhouseCoopers LLP ("**PwC**") as the Company's independent auditors and the authorization of the Board to fix the auditors' remuneration;

(3) an ordinary resolution to approve the unallocated entitlements under the Company's amended and restated equity incentive plan (the "**Equity Incentive Plan**");

(4) a non-binding advisory vote on the Company's approach to executive compensation as described in this Management Proxy Circular (the "**Say on Pay Vote**"); and

(5) the shareholder proposal set in Schedule B to this Management Proxy Circular.

5.   Who is eligible to vote?

Holders of Common Shares registered on the books of the Company at the close of business on May 2, 2025 (the "**Record Date**") and their duly appointed representatives are eligible to vote at the Meeting. A shareholder is a registered shareholder if shown as a shareholder on the Record Date on the shareholder list kept by Computershare, as registrar and transfer agent of the Company for the Common Shares, in which case a share certificate or statement from a direct registration system will have been issued to the shareholder which indicates the shareholder's name and the number of Common Shares owned by the shareholder. Registered holders of Common Shares will receive with this Management Proxy Circular a form of proxy from Computershare representing the Common Shares held by the registered shareholder.

If your Common Shares are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian, or other nominee who holds your Common Shares on your behalf (an "**Intermediary**"), or in the name of a clearing agency in which your Intermediary is a participant, then you are a non-registered or beneficial shareholder. As such, you are not identified on the share register maintained by Computershare as being a shareholder. Instead, the Company's share register shows the shareholder of your Common Shares as being the Intermediary or depository through which you own your Common Shares. Please see the answer to the question "How do I vote if my Common Shares are held in the name of an Intermediary?"

6.   How can I participate in the Meeting?

Registered shareholders and duly appointed proxyholders, including non-registered holders who have duly appointed themselves as their proxy, who participate in the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time. Non-registered shareholders who have not duly appointed themselves as their proxies will be able to listen to the Meeting and ask questions but will not be able to vote at the Meeting. Guests who are not shareholders may also attend the Meeting but will not be able to vote or ask questions at the Meeting. To participate:

  Step 1: Log in online at https://web.lumiconnect.com/432058297; and

  Step 2: Follow the instructions below:

Registered shareholders: Click "I have a login" and then enter your username. Your username is the 15-digit control number located on your form of proxy, proxy notice or in the e-mail notification you received from Computershare.

Duly appointed proxyholders (including non-registered shareholders who <u>have</u> duly appointed themselves as proxyholder): Click "I have a login" and then enter your username. Proxyholders who have been duly appointed and registered with Computershare as described in this Management

Proxy Circular will receive a control number by email from Computershare after 10:00 a.m. (Eastern Time) on June 23, 2025.

Non-registered shareholders who <u>have not</u> duly appointed themselves as proxyholder: Click "I have a login" and then enter your username. Your username is the 16-digit control number located on your form of proxy, proxy notice or in the e-mail notification you received from your Intermediary. **Be sure to retain this control number if you intend to appoint a person or company to represent you at the Meeting as your proxy or if you intend to attend and ask questions at the Meeting.**

Guests: Click "Guest" and then complete the online form.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to stay connected for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures. For additional information about attending the Meeting, refer to the Company's virtual AGM user guide at https://investors.blackberry.com and, for assistance with the online platform, contact support-ca@lumiglobal.com.

7. **How can I vote if I am a registered shareholder?**

If your Common Shares are registered in your name and you wish to vote online during the Meeting, log into the Meeting using your control number and, if you accept the terms and conditions, any proxy for the Meeting previously submitted by you will be revoked and you will be provided the opportunity to vote by online ballot. If you do not wish to revoke a previously submitted proxy, you may log in as a guest but will be unable to vote or ask questions at the Meeting.

Alternatively, you may vote online at www.investorvote.com or by telephone at 1-866-732-VOTE (8683) by 10:00 a.m. (Eastern Time) on June 23, 2025 or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used (the "**Proxy Deadline**"). See your proxy notice or form of proxy for instructions.

8. **How can someone else vote for me if I am registered shareholder?**

If you have received a paper form of proxy, you may sign the form of proxy to give authority to Richard Lynch, Board Chair, or failing him, John J. Giamatteo, Chief Executive Officer of the Company, to vote your Common Shares at the Meeting in accordance with your instructions. A paper form of proxy should be executed by you or your duly authorized attorney or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof.

You have the right to appoint a person or company (who need not be a shareholder of the Company), other than the persons designated in the form of proxy, to represent you at the Meeting. This right may be exercised by inserting the name of such person or company in the blank space provided in the proxy.

To submit a paper form of proxy, you must deliver your signed and completed proxy by mail or by hand to Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, by the Proxy Deadline.

If you are appointing a person or company to represent you at the Meeting other than the persons designated in the form of proxy, you must deliver your form of proxy appointing that person or company AND then register that proxyholder online with Computershare. To register a third-party proxyholder, shareholders must visit http://www.computershare.com/blackberry by the Proxy Deadline and provide Computershare with the required proxyholder contact so that Computershare may provide the proxyholder with a control number via e-mail. **Failure to register the proxyholder AFTER you have submitted your proxy form will result in the proxyholder not receiving a control number that is required to vote at the Meeting.** Without a control number, a proxyholder will not be able to vote or ask questions at the Meeting but will be able to attend the Meeting as a guest.

9. **How do I vote if my Common Shares are held in the name of an Intermediary?**

The information set forth below is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold their Common Shares in their own name, and thus are non-registered shareholders. Rules of the New York Stock Exchange ("**NYSE**") prohibit discretionary voting by Intermediaries on certain "non-routine" matters. At the Meeting, Intermediaries that have not received instructions from their respective beneficial owners will not be permitted to vote on any resolutions other than resolution to re-appoint PwC as independent auditors of the Company and to authorize the Board to fix the auditors' remuneration.

The Company has distributed copies of a notice about the website availability of the proxy materials and a request for voting instructions (the "**Notice Package**") to the clearing agencies and Intermediaries for onward distribution to registered and non-registered shareholders. The Company will not send the Notice Package directly to non-registered shareholders. Non-registered shareholders with existing instructions on their account to receive paper material will receive a paper copy of this Management Proxy Circular and the Company's Annual Report on Form 10-K.

If you are a non-registered shareholder, you may vote your Common Shares in one of the following ways:

Through your Intermediary:

A voting instruction form will be included in the Notice Package sent to you. The voting instruction form, when properly completed and signed by the non-registered shareholder and returned to the Intermediary in accordance with the directions on the form, will instruct your Intermediary on how to vote on your behalf.

Attend the Meeting:

If you wish to vote your Common Shares during the Meeting, you must appoint yourself as a proxyholder by entering your name in the space provided on the voting instruction form and signing and returning it to the Intermediary in accordance with the directions on the form. Do not otherwise complete the form, as you will be voting at the Meeting. In addition, you must also register yourself online with Computershare at http://www.computershare.com/blackberry by the Proxy Deadline so that Computershare may provide you with a control number via e-mail. **If you do not register AFTER you have submitted your voting instruction form, you will not receive a control number and you will not be able to vote or ask questions at the Meeting but will be able to attend only as a guest**.

Designate another person to be appointed as your proxyholder:

You can choose another person (who need not be a shareholder of the Company) to vote for you as a proxyholder. If you appoint someone else, they must attend the Meeting for you. To appoint someone else, you should enter the person's name in the space provided on the voting instruction form and sign and return it to the Intermediary in accordance with the directions on the form. Do not otherwise complete the form, as your proxyholder will be voting at the Meeting. In addition, you must also register your proxyholder online with Computershare at http://www.computershare.com/blackberry by the Proxy Deadline so that Computershare may provide your proxyholder with a control number via e-mail. **If you do not register your proxyholder AFTER you have submitted your voting instruction form, your proxyholder will not receive a control number and will not be able to vote or ask questions at the Meeting but will be able to attend only as a guest**.

Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by non-registered shareholders in order to ensure that their Common Shares are voted at the Meeting.

Important information for U.S. non-registered shareholders:

If you are a non-registered shareholder located in the United States and you wish to attend and vote at the Meeting or, if permitted, appoint a third party as your proxyholder, you must first obtain a legal proxy form from your Intermediary and then register in advance to attend the Meeting. Follow the instructions from your Intermediary included with the Notice Package or contact your Intermediary to request a legal proxy form. To register to attend the Meeting, you must submit a copy of your legal proxy to Computershare by e-mail or courier to <u>uslegalproxy@computershare.com</u> (if by e-mail) or Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 (if by courier). Your request for registration must be labeled as "legal proxy" and be received by no later than 10:00 a.m. (Eastern Time) on June 23, 2025.

10. **How will my shares be voted if I give my proxy?**

The Common Shares represented by proxies in favour of persons named therein will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by proxy will be voted accordingly. If a specification is not made with respect to any matter, the form of proxy confers discretionary authority and will be voted as follows:

(1) **FOR** the election as directors of each of the individuals listed herein as proposed nominees;

(2) **FOR** the re-appointment of PwC as independent auditors of the Company and the authorization of the Board to fix the auditors' remuneration;

(3) **FOR** the ordinary resolution approving the unallocated entitlements under the Equity Incentive Plan;

(4) **FOR** the non-binding advisory resolution to accept the Company's approach to executive compensation, as described in this Management Proxy Circular; and

(5) **AGAINST** the shareholder proposal set out in Schedule B to this Management Proxy Circular.

11. **If I change my mind, can I revoke my proxy once I have given it?**

In addition to any other manner permitted by law, if you are a registered shareholder you may revoke a proxy before it is exercised by: (i) an instrument in writing executed in the same manner as a proxy and delivered to the attention of the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or (ii) completing and signing a proxy form bearing a later date than the proxy form you previously returned and delivering it to Computershare it in accordance with the instructions on the form of proxy before the Proxy Deadline. If you have followed the process for attending and voting at the Meeting online, voting at the Meeting online will revoke your previous proxy. If you are a non-registered holder, contact your Intermediary to find out how to change or revoke your voting instructions and the timing requirements.

12. **What if amendments are made to the matters identified in the Notice of Meeting or other business comes before the Meeting?**

The form of proxy confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting in such manner as the persons named therein in their judgment may determine. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

13. **What constitutes a quorum at the Meeting?**

The presence of two or more shareholders or proxyholders entitled to cast votes representing at least 25% of the outstanding Common Shares will constitute a quorum at the Meeting or any adjournment of the Meeting. The Company's list of shareholders as of the Record Date has been used to deliver to shareholders the Notice of Meeting and this Management Proxy Circular as well as to determine who is eligible to vote at the Meeting. Abstentions, withhold votes and broker non-votes will be considered present for the purposes of determining a quorum.

14. **How many shares are entitled to vote?**

The authorized share capital of the Company consists of an unlimited number of Common Shares, Class A Shares and Preferred Shares. As of the Record Date, 597,088,273 Common Shares are issued and outstanding, each of which carries the right to one vote on all matters that may come before the Meeting. No Class A Shares or Preferred Shares are currently issued and outstanding.

15.   What is the required vote for each resolution?

For a director nominee to be elected at the Meeting, the number of votes cast for the nominee must exceed the number of votes withheld. In addition, a majority of the votes cast at the Meeting is required for the approval of each of the resolution to re-appoint PwC as independent auditors of the Company and to authorize the Board to fix the auditors' remuneration, the ordinary resolution to approve the unallocated entitlements under the Equity Incentive Plan, the Say on Pay Vote, and the shareholder proposal set out in Schedule B to this Management Proxy Circular.

Broker non-votes occur when beneficial owners do not provide voting instructions and their respective Intermediary nominees do not have discretion to vote. Abstentions and broker non-votes are not considered votes cast. Because the results of each resolution are based on the number of votes cast at the Meeting, abstentions and broker non-votes will have no effect on the outcome of any resolution.

16.   Is my vote confidential?

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that Computershare tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board decides that disclosure is in the interest of the Company or its shareholders.

17.   What are the procedures related to questions for the Meeting?

Registered shareholders with a control number may submit questions for the Meeting in advance through www.investorvote.com. During the Meeting, shareholders and duly appointed proxyholders, but not guests, may submit questions to the Company during the Meeting by selecting the messaging icon. So that as many questions as possible are answered, shareholders and proxyholders are asked to be brief and concise and to address only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together. All shareholder questions are welcome; however, the Company does not intend to address questions that:

- are irrelevant to the business of the meeting or to the Company's operations;
- are in furtherance of a shareholder's personal or business interest or related to personal grievances;
- are related to non-public information about the Company;
- constitute derogatory references to individuals or that are otherwise offensive to third parties;
- are repetitious or have already been asked by other shareholders; or
- are out of order or not otherwise appropriate as determined by the chair or secretary of the Meeting in their reasonable judgment.

To ensure the Meeting is conducted in a manner that is orderly and fair to all shareholders, the chair of the Meeting may exercise broad discretion with respect to, for example, the order in which questions are asked and the amount of time devoted to any one question. Questions that cannot be answered during the Meeting and have been properly put before the Meeting will be posted online and answered as soon as practical after the Meeting at www.blackberry.com/investors.

18.   What if I need more information about the Meeting?

If you have a question regarding the Meeting, please contact Computershare as follows:

By Mail: 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1
By Telephone: 1-800-564-6253
By Internet: www.investorcentre.com

BlackBerry Limited
2200 University Avenue East
Waterloo, Ontario, Canada, N2K 0A7

BUSINESS TO BE TRANSACTED AT THE MEETING

1. Presentation of Financial Statements

The audited consolidated financial statements of the Company for the fiscal year ended February 28, 2025 ("**Fiscal 2025**"), and the report of the auditors thereon, will be placed before the Meeting. These audited comparative consolidated financial statements, which are included in the Company's Annual Report on Form 10-K, were mailed to the Company's registered and beneficial shareholders who requested them. The Company's Annual Report on Form 10-K is available on the Company's website at www.blackberry.com, on the System for Electronic Data Analysis and Retrieval + (SEDAR+) in Canada at www.sedarplus.ca and on the U.S. Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) system at www.sec.gov.

2. Election of Directors

The Company's articles of amalgamation provide for the Board to consist of a minimum of one and a maximum of fifteen directors. The number of directors to be elected at the Meeting has been fixed by the Board at seven.

Lisa Bahash is standing for election as a director of the Company for the first time. During Fiscal 2025, the Compensation, Nomination and Governance Committee (the "**CNG Committee**") of the Board worked with a leading global search firm to identify Ms. Bahash as nominee, and she was appointed as a director in late September 2024.

In April 2025, to better facilitate the discharge of its duties, the Board divided the CNG Committee into two separate committees: the Compensation Committee and the Nomination and Governance Committee. The Nomination and Governance Committee continues to search for one or more suitable candidates to serve on the Board, taking into consideration applicable stock exchange requirements, the candidate's skills, qualifications and external commitments, and the Company's strategic vision.

The matrix below summarizes the key qualifications, skills and attributes possessed by the director nominees to be elected at the Meeting that are of particular relevance to the Company's business and objectives:

	Bahash	Brace	Disbrow	Giamatteo	Lynch	O'Neill	Wouters
Cybersecurity			✓	✓			
Executive Leadership	✓	✓	✓	✓	✓	✓	✓
Finance and Accounting			✓	✓		✓	✓
Government/Regulatory			✓				✓
International Business	✓	✓		✓			✓
Public Company Governance	✓	✓	✓		✓	✓	✓
Risk Management			✓			✓	✓
Technology and Innovation	✓	✓	✓	✓	✓		
Gender Identity	F	M	F	M	M	F	M

The following pages set out the names of the proposed nominees for election as directors together with, as applicable, their independence or non-independence under applicable securities laws and stock exchange rules, province or state and country of residence, age, year first elected or appointed as a director of the Company, present principal occupation, current membership on standing committees of the Board, record of attendance at meetings of the Board and its standing committees in Fiscal 2025, directorships of other publicly-traded companies during the preceding five years, public company board interlocks and key skills and qualifications. Also indicated for each person proposed as a director are the number and value on the Record Date of Common Shares beneficially owned, directly or indirectly, or over which control was exercised and the number of deferred share units ("**DSUs**") credited to the person under the DSU Plan. The value of Common Shares/DSUs as of the Record Date was calculated using the closing price of the Common Shares on the NYSE on the Record Date, which was $3.49 per Common Share.

Lisa Bahash, Utah, United States
(Independent Director)



Ms. Bahash, 58, has served as a director of the Company since September 2024 and has been Chair of the Compensation Committee since April 2025. Ms. Bahash has over 30 years of experience in the automotive OEM, Tier 1 supplier and aftermarket sectors. She served as Senior Vice President, Automotive and Transportation with Jabil Inc., targeting opportunities in connectivity, electrification and ADAS. Prior to Jabil, Ms. Bahash was Group Vice President and General Manager of Johnson Control's Power Solutions business, leading the OEM and technology strategies including advanced energy storage and lithium-ion technologies. She was also President and CEO of Ride Control, LLC (Gabriel), prior to which she held leadership positions at Ford Motor Company. Most recently, Ms. Bahash served as Principal and Operating Partner at Architect Equity LLC. She is a member of the Board of Directors at Syrah Resources Ltd., where she serves as Chair of the Remuneration, Nomination and Governance Committee and as a member of the Sustainability Committee. Ms. Bahash is also a former director of Mattr Corp. She holds a Master of Engineering Management degree from Wayne State University and a Bachelor of Science degree in Mechanical Engineering from the University of Michigan. In 2015, Ms. Bahash was recognized as one of Automotive News Top 100 Leading Women in the North American Auto Industry.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock	
			Name of Issuer	**Period of Service**
Board[1]	5/5	100%	**Current Boards** Syrah Resources Ltd.	2018 - current
Overall attendance	5/5	100%	**Other Boards in Past 5 Years** Mattr Corp.	2020 - 2021
			Board Interlock None	

Securities Held				
	Common Shares (#)	**DSUs (#)**	**Total Common Shares/DSUs (#)**	**Total value of Common Shares/DSUs**
As of the Record Date	-	63,692	63,692	$222,285

Annual Meeting Voting Results				
Year	**Votes For**	**% of Votes For**	**Votes Withheld**	**% of Votes Withheld**
2024	N/A	N/A	N/A	N/A

[1] Ms. Bahash's attendance reflects her appointment to the Board on September 26, 2024, after which there were five meetings of the Board in Fiscal 2025.

Philip Brace, California, United States
(Independent Director)



Mr. Brace, 54, has served as a director of the Company since February 2024 and as Chair of the Nomination and Governance Committee since April 2025, prior to which he was Chair of the CNG Committee beginning in November 2024. Mr. Brace is the Chief Executive Officer of Skyworks Solutions Inc., and previously served as President and Chief Executive Officer of Sierra Wireless Inc. until its acquisition by Semtech Corporation in 2023. Prior to this, Mr. Brace served as Executive Vice President at Veritas Technologies, President of Seagate Technology's Cloud Systems and Electronic Solutions, Executive Vice President at LSI Corporation, and General Manager at Intel Corporation. Mr. Brace has also served as Executive Chairman of Inseego Inc. and as a director of Lantronix Corp. Mr. Brace holds a Bachelor of Applied Science degree in Computer Engineering from the University of Waterloo and a Master's degree in Electrical Engineering from California State University, Sacramento. He has also participated in the Stanford University Directors' Consortium.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock	
			Name of Issuer	**Period of Service**
Board	10/10	100%	**Current Boards** Skyworks Solutions Inc.	2024 - current
Compensation, Nomination and Governance Committee	4/4	100%	**Other Boards in Past 5 Years** Inseego Corp.	2023 - 2025
Overall attendance	14/14	100%	Lantronix Inc. Sierra Wireless Inc. **Board Interlock** None	2023 - 2025 2021 - 2023

Securities Held				
	Common Shares (#)	**DSUs (#)**	**Total Common Shares/DSUs (#)**	**Total value of Common Shares/DSUs**
As of the Record Date	35,000	112,006	147,006	$513,051

Annual Meeting Voting Results				
Year	**Votes For**	**% of Votes For**	**Votes Withheld**	**% of Votes Withheld**
2024	226,606,506	85.2%	39,264,057	14.8%

**Lisa Disbrow, Virginia, United States
(Independent Director)**

 Ms. Disbrow, 62, has served as a director of the Company since August 2019 and as Chair of the Audit and Risk Management Committee since September 2021. She is the Chair of the NobleReach Foundation and is a director of CACI International Inc, Mercury Systems, Inc., and Avathon, Inc. In addition, Ms. Disbrow is as a Senior Fellow at the Johns Hopkins University Applied Physics Lab and the Vice Chair of the National Defense Industrial Association. She also recently served on the President's Export Council, as Chair of the Secretary of Defense's Reserve Forces Policy Board, and as a Commissioner on the Congressional Planning, Programming, Budgeting and Execution Reform Commission. Previously, Ms. Disbrow served as the Senate-confirmed Under Secretary of the United States Air Force. She also served as Acting Secretary of the Air Force and was the Senate-confirmed chief financial officer of the Air Force, as the Assistant Secretary for Financial Management and Comptroller. Ms. Disbrow retired from the Air Force in 2008 as a colonel after 23 years of active and reserve duty. She has a BA from the University of Virginia, an MA from The George Washington University and an MS from The National War College in National Strategy.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock	
			Name of Issuer	**Period of Service**
Board	10/10	100%	**Current Boards** Mercury Systems, Inc. CACI International Inc	2017 - present 2021 - present
Audit and Risk Management Committee	5/5	100%		
Overall attendance	15/15	100%	**Other Boards in Past 5 Years** Perspecta Inc.	2018 - 2021
			Board Interlock None	

Securities Held				
	Common Shares (#)	**DSUs (#)**	**Total Common Shares/DSUs (#)**	**Total value of Common Shares/DSUs**
As of the Record Date	-	267,052	267,052	$932,011

Annual Meeting Voting Results				
Year	**Votes For**	**% of Votes For**	**Votes Withheld**	**% of Votes Withheld**
2024	250,697,034	93.8%	16,465,330	6.2%

John J. Giamatteo, Texas, United States
(Non-Independent Director)

 Mr. Giamatteo, 58, has served as a director of the Company and as Chief Executive Officer since December 2023. He has also been President of the Company's Secure Communications division (and its predecessor, the Cybersecurity division) since October 2021, prior to which he served as President and Chief Revenue Officer at McAfee Corp. Previously, Mr. Giamatteo served as Chief Operating Officer at AVG Technologies and held senior leadership positions with Solera Holdings, RealNetworks, Inc. and Nortel Corporation. He holds a bachelor's degree in accounting and an MBA from St. John's University.

Board/Committee Membership	**Attendance**		**Public Board Membership in Past Five Years & Interlock**	
			Name of Issuer	**Period of Service**
Board	10/10	100%	**Current Boards** None **Other Boards in Past 5 Years** None **Board Interlock** None	
Overall attendance	10/10	100%		

Securities Held				
	Common Shares (#)	**DSUs (#)[1]**	**Total Common Shares/DSUs (#)**	**Total value of Common Shares/DSUs**
As of the Record Date	490,761	-	490,761	$1,712,756

Annual Meeting Voting Results				
Year	**Votes For**	**% of Votes For**	**Votes Withheld**	**% of Votes Withheld**
2024	250,859,357	93.9%	16,303,904	6.1%

[1] Directors who are also officers of the Company are not compensated for Board service and do not receive DSUs. Mr. Giamatteo is the only director who is also an officer of the Company. This table does not reflect restricted share unit information for Mr. Giamatteo, which is reported under "*Executive Compensation – F. Executive Compensation Tables*" in this Management Proxy Circular.

| **Richard Lynch, Massachusetts, United States** |
| **(Independent Director)** |

 Mr. Lynch, 76, has served as a director of the Company since February 2013 and as Chair of the Board since November 2023. He also serves on the Compensation Committee and the Nomination and Governance Committee. Previously, Mr. Lynch served as Executive Vice-President & Chief Technology Officer of Verizon Communications and Verizon Wireless. He is a Life Fellow of The Institute of Electrical and Electronic Engineers and a director of iconectiv, Cohere Technologies, Inc. and Aeronet Global Communications Holdings Limited. Mr. Lynch was a director of Ruckus Wireless Inc. from 2012 to 2016 and of Ribbon Communications from 2014 to 2020, including serving as Chairman from 2017 to 2020. He has also served on a number of professional organizations including the GSM Association, the CDMA Development Group, the Federal Communications Commission Technical Advisory Committee and the Communications Security Reliability and Interoperability Council. Mr. Lynch has been honored with the President's Award by the Cellular Telecommunications and Internet Association and has also been inducted into the Wireless History Foundation's Hall of Fame. Mr. Lynch has bachelor's and master's degrees in electrical engineering from Lowell Technological Institute (University of Massachusetts) and post-graduate executive education from the Wharton School at the University of Pennsylvania and the Johnson School of Management at Cornell University.

Board/Committee Membership	**Attendance**		**Public Board Membership in Past Five Years & Interlock**	
			Name of Issuer	**Period of Service**
Board	10/10	100%	**Current Boards** None	
Compensation, Nomination and Governance Committee	4/4	100%	**Other Boards in Past 5 Years** Ribbon Communications	2014 - 2020
Overall attendance	14/14	100%	VectoIQ Acquisition Corp. VectoIQ Acquisition Corp. II	2018 - 2020 2020 - 2022
			Board Interlock None	

Securities Held				
	Common Shares (#)	**DSUs (#)**	**Total Common Shares/DSUs (#)**	**Total value of Common Shares/DSUs**
As of the Record Date	-	409,710	409,710	$1,429,888

Annual Meeting Voting Results				
Year	**Votes For**	**% of Votes For**	**Votes Withheld**	**% of Votes Withheld**
2024	241,036,329	90.3%	25,985,939	9.7%

Lori O'Neill, Ontario, Canada
(Independent Director)

 Ms. O'Neill, 59, has served as a director of the Company since June 2024 and is a member of the Audit and Risk Management Committee. She is a FCPA, FCA, corporate director and independent financial consultant and currently serves on the boards of Constellation Software Inc. and Calian Group Ltd. Ms. O'Neill has served as a director of numerous public and private technology companies, Crown corporations and non-profit organizations. Previously, she was a leader in the Canadian national technology, media and communications audit practice at Deloitte LLP, where she served for 24 years. Ms. O'Neill has an honours bachelor of commerce degree from Carleton University and is a holder of the CPA, CA designation, the U.S. CPA designation and the ICD.D designation from the Institute of Corporate Directors.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock	
			Name of Issuer	**Period of Service**
Board[1]	9/9	100%	**Current Boards** Constellation Software Inc. Calian Group Ltd.	2018 - present 2023 - present
Audit and Risk Management Committee	5/5	100%		
Overall attendance	14/14	100%	**Other Boards in Past 5 Years** Sierra Wireless Inc. Flow Beverage Corp.	2019 - 2022 2021 - 2022
			Board Interlock None	

Securities Held				
	Common Shares (#)	**DSUs (#)**	**Total Common Shares/DSUs (#)**	**Total value of Common Shares/DSUs**
As of the Record Date	-	91,065	91,065	$317,817

Annual Meeting Voting Results				
Year	**Votes For**	**% of Votes For**	**Votes Withheld**	**% of Votes Withheld**
2024	254,121,625	95.1%	13,041,634	4.9%

[1] Ms. O'Neill's attendance reflects her appointment to the Board on June 25, 2024, after which there were nine meetings of the Board and five meetings of the Audit and Risk Management Committee in Fiscal 2025.



Wayne Wouters, British Columbia, Canada
(Independent Director)

The Hon. Wayne Wouters, PC, OC, 74, has served as a director of the Company and as a member of the Audit and Risk Management Committee since October 2015. He is a Strategic and Policy Advisor to McCarthy Tétrault LLP, a director of Canadian Utilities Limited and Foran Mining Corporation, and a former director of Champion Iron Limited. From 2009 to 2014, Mr. Wouters was the Clerk of the Privy Council of Canada and, in that capacity, held the roles of Deputy Minister to the Prime Minister, Secretary to the Cabinet and Head of the Public Service. Prior to his tenure as Clerk, Mr. Wouters was Secretary of the Treasury Board of Canada and served in deputy ministerial and other senior positions in the Canadian public service. Mr. Wouters has received numerous awards, including Honorary Doctorates of Laws from the Universities of Saskatchewan and Manitoba, the Queen's Diamond Jubilee Medal and the André Mailhot Award for lifetime achievement from the United Way Canada. He was inducted by the Prime Minister as a member of the Privy Council in 2014 and was invested into the Order of Canada as an officer in 2017. Mr. Wouters has an honours bachelor of commerce degree from the University of Saskatchewan and a master's degree in economics from Queen's University.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock	
			Name of Issuer	**Period of Service**
Board	10/10	100%	**Current Boards**	2019 - current
			Canadian Utilities Limited	
Audit and Risk Management Committee	5/5	100%	Foran Mining Corporation	2021 - current
Overall attendance	15/15	100%	**Other Boards in Past 5 Years**	
			Champion Iron Limited	2016-2023
			Board Interlock	
			None	

Securities Held				
	Common Shares (#)	**DSUs (#)**	**Total Common Shares/DSUs (#)**	**Total value of Common Shares/DSUs**
As of the Record Date	-	329,329	329,329	$1,149,358

Annual Meeting Voting Results				
Year	**Votes For**	**% of Votes For**	**Votes Withheld**	**% of Votes Withheld**
2024	246,814,693	92.4%	20,347,668	7.6%

Advance Notice By-Law and Shareholder Proposals for 2026 Annual Meeting

In 2014, shareholders confirmed Amended and Restated By-Law No. A4, a by-law relating generally to the nomination of persons for election of directors of the Company (the "**Advance Notice By-Law**"), which establishes procedural requirements for advance notice of shareholder nominations of persons for election to the Board, whether for inclusion in the Company's management proxy circular or not. In the case of an annual meeting of shareholders, notice to the Company pursuant to the Advance Notice By-Law must be given not less than 30 nor more than 65 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be given not later than the close of business on the 10th day following the notice date. As at the date of this Management Proxy Circular, the Company has not received any additional director nominations from shareholders for the Meeting.

To be eligible for inclusion in the Company's 2026 proxy statement pursuant to Rule 14a-8 under the U.S. Exchange Act, shareholder proposals must be sent to the Corporate Secretary of the Company at the principal executive offices of the Company at 2200 University Avenue East, Waterloo, Ontario, Canada, N2K 0A7, and must be received no later than January 13, 2026 and any shareholder proposal received after this date shall be considered untimely. In addition, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with the additional requirements of Rule 14a-19(b) under the U.S. Exchange Act.

Proceedings

Ms. O'Neill was a director of DragonWave Inc. ("**DragonWave**") from June 2013 until July 2017. Following her resignation on July 31, 2017, the Ontario Superior Court of Justice appointed a receiver over the business and assets of DragonWave, following an application on behalf of its senior lenders.

Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of any particular director or directors, the persons named in the form of proxy will vote FOR the election of each of the seven nominees whose biographies are provided above. For a nominee to be elected at the Meeting, the number of votes cast for the nominee must exceed the number of votes withheld. All of the nominees are currently directors of the Company and each nominee has agreed to serve if elected. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the form of proxy will have the right to vote for another nominee in their discretion. Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

3. **Re-appointment of Independent Auditors and Authorization of Directors to fix the Auditors' Remuneration**

At the Meeting, shareholders will be asked to vote on the re-appointment of PricewaterhouseCoopers LLP ("**PwC**") as independent auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the auditors' remuneration. PwC has been the auditors of the Company since the beginning of the fiscal year ended February 28, 2021.

For Fiscal 2025 and the fiscal year ended February 29, 2024 ("**Fiscal 2024**"), the Company incurred the following fees for the services of PwC:

	Fiscal 2025	Fiscal 2024
Audit Fees	$2,856,803	$2,898,875
All Other Fees	$336,212	$926,831
Total Fees	$3,193,015	$3,825,706

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by PwC for the audit of the Company's annual financial statements.

All Other Fees

Other fees paid for Fiscal 2025 were for procedures related to a registration statement, a best practice review of the Company's separation of its former IoT and Cybersecurity businesses into two virtually autonomous business units, due diligence relating to the Company's divestiture of its Cylance business, and a disclosure checklist.

The Board recommends a vote "**FOR**" the re-appointment of PwC as independent auditors of the Company for the fiscal year ending February 28, 2026 ("**Fiscal 2026**") and authorizing the Board to fix the auditors' remuneration. If shareholders do not ratify the selection of PwC as the independent public accounting firm for the Company for Fiscal 2026, the Board will reconsider whether to re-engage PwC but may ultimately determine to engage PwC or another audit firm without resubmitting the matter to shareholders.

Unless a shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the form of proxy will vote FOR the re-appointment of

PricewaterhouseCoopers LLP as auditors of the Company until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the auditors' remuneration.

Audit and Risk Management Committee Pre-Approval Policy

All audit and permissible non-audit services to be provided by the Company's external auditors are pre-approved by the Audit and Risk Management Committee. Any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Audit and Risk Management Committee has delegated to its Chair authority to pre-approve proposed audit and non-audit services provided that each individual engagement is not more than $100,000 and that the aggregate for all engagements does not exceed $250,000 in any year. All audit and non-audit services performed by PwC during Fiscal 2025 were approved in accordance with this policy.

4.   Approval of Unallocated Entitlements Under the Equity Incentive Plan

The rules of the Toronto Stock Exchange (the "**TSX**") provide that every three years after the institution of a security-based compensation arrangement, all unallocated options, rights or other entitlements under such arrangement that does not have a fixed maximum number of securities issuable thereunder, must be approved by a majority of the issuer's directors and by a majority of the issuer's shareholders. An "evergreen plan" (being a plan that provides for the replenishment of the number of securities reserved when awards are exercised) does not, by definition, have a fixed maximum number of securities issuable thereunder, and is therefore subject to the requirement that shareholders approve unallocated entitlements every three years. Awards are considered to be "allocated" under a plan when they are granted to a participant and awards that remain available for grant under a plan are referred to as "unallocated".

The Equity Incentive Plan is considered an "evergreen" plan because of the following features: (i) Common Shares that are withheld or tendered to satisfy applicable income tax obligations upon the settlement of restricted share units granted under the Equity Incentive Plan ("**RSUs**") and that were withheld or tendered to satisfy applicable income tax obligations upon the settlement of restricted share units that were outstanding under the Company's prior RSU plan when the Equity Incentive Plan became effective ("**Prior RSUs**") are available for subsequent grants under the Equity Incentive Plan (each, a "**Withholding Addition**"), and (ii) Common Shares available for issuance pursuant to (a) options ("**Options**") and RSUs granted under the Equity Incentive Plan, (b) options that were outstanding under the Company's prior stock option plan when the Equity Incentive Plan became effective ("**Prior Options**"), and (c) Prior RSUs that, in each case, are or have been forfeited, cancelled, or settled for cash, are available for subsequent grants under the Equity Incentive Plan (each, a "**Cancellation Addition**"). As such, the TSX requires that the Equity Incentive Plan be submitted to shareholders of the Company to approve unallocated entitlements within three years after institution and within every three years thereafter. The Equity Incentive Plan is described in detail in this Management Proxy Circular under the heading "*Securities Authorized for Issuance Under Equity Compensation Plans – Equity Incentive Plan*".

The Equity Incentive Plan was originally approved by the Board on May 21, 2013 and was confirmed by the shareholders of the Company at the annual and special meeting held on July 9, 2013. Subsequent amendments to the Equity Incentive Plan increasing the maximum number of Common Shares authorized for issuance thereunder were approved by the Board and confirmed by the shareholders of the Company in 2015, 2017, 2020 and 2024. The maximum number of Common Shares authorized for issuance under the Equity Incentive Plan is 60,875,000 Common Shares. In addition, the Equity Incentive Plan was amended and restated in 2024 to provide that Options granted thereunder count on a one-for-one basis against the share limit and to make other amendments of housekeeping nature.

The maximum number of Common Shares authorized for issuance under the Equity Incentive Plan does not take into account any Common Shares that became available for subsequent grants pursuant to historical Withholding Additions and Cancellation Additions associated with Prior Options and Prior RSUs. No Prior RSUs or Prior Options have been granted since July 9, 2013 and none are currently outstanding.

As of the date hereof, no Options are outstanding under the Equity Incentive Plan and the number of Common Shares allocated to RSUs is 23,343,417, representing approximately 3.91% of the Company's issued and outstanding Common Shares. As of the date hereof, no Prior Options or Prior RSUs are outstanding. As of the date hereof, 55,469,500 Common Shares have been issued pursuant to the settlement of RSUs and Prior RSUs since July 9, 2013 (the effective date of the Equity Incentive Plan), which represents approximately 9.29% of the Company's total outstanding Common Shares and 2,818,457 Common Shares have been issued pursuant to the exercise of Options and Prior Options since July 9, 2013, which represents approximately 0.47% of the Company's total outstanding Common Shares. Accordingly, as of the date hereof, 17,774,879 Common Shares, representing approximately 2.98% of the Company's issued and outstanding Common Shares (on a non-diluted basis), are available for issuance under the Equity Incentive Plan (the "**Unallocated Awards**").

At the Meeting, shareholders of the Company will be asked to consider and, if thought appropriate, pass the following ordinary resolution approving the Unallocated Awards issuable pursuant to the Equity Incentive Plan:

> Resolved that:
>
> (a) all unallocated awards under the Equity Incentive Plan are hereby authorized and approved;
>
> (b) the Company shall have the ability to continue granting awards under the Equity Incentive Plan until June 25, 2028, being the date that is three years from the date hereof; and
>
> (c) any one or more directors or officers of the Company are hereby authorized, for and on behalf of the Company, to take, or cause to be taken, any and all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, instruments, notices, consents, acknowledgments, certificates, assurances and other documents (including any documents required under applicable laws or regulatory policies) as any such director or officer in his or her sole discretion may determine to be necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the taking of any such action or such director's or officer's execution and delivery of any such deed, instrument, notice, consent, acknowledgement, certificate, assurance or other document.

The Board recommends that shareholders vote "**FOR**" the foregoing resolution. **Unless a shareholder directs that his or her Common Shares are to be voted against this resolution, the persons named in the enclosed form of proxy will vote FOR the foregoing resolution.**

If the foregoing resolution is not approved by shareholders at the Meeting, all Unallocated Awards will be cancelled and the Company will not be permitted to grant further awards under the Equity Incentive Plan. However, all outstanding awards will continue unaffected.

5.   Advisory Vote on Executive Compensation

In March 2012, the Board approved an advisory say-on-pay policy (the "**Say on Pay Policy**"). The Say on Pay Policy establishes a framework for the Company to conduct an annual non-binding advisory vote (the "**Say on Pay Vote**") on executive compensation by shareholders. Consistent with the Say on Pay Policy, this is an advisory vote only and is not binding on the Board, which remains responsible for its compensation decisions and is not relieved of these responsibilities irrespective of the results of the vote. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. The Company will also disclose the results of this vote as part of its report on voting results for the Meeting. The details of how a negative advisory vote will be addressed are set out in the Say on Pay Policy.

At the Company's 2020 annual meeting of shareholders, shareholders of the Company had the opportunity to cast a non-binding advisory vote on how often the Company should hold a Say on Pay Vote. Approximately 99% of the votes cast were in favour of holding a Say on Pay Vote every year. While this was an advisory vote only and is not binding on the Board, the Board continues to believe that shareholders should be able to express their views on the Company's executive compensation program on an annual basis.

At the Company's 2024 annual and special meeting of shareholders, approximately 52.1% of the votes cast were in favour of the Say on Pay resolution. The Board, including the members of the CNG Committee, considered this result and acknowledged that it was below market norms.

When former director Michael Daniels retired from the Board in November 2024, the Board appointed Mr. Brace as Chair of the CNG Committee. In connection with the CNG Committee's annual review of NEO base salaries and equity incentive awards, and mindful of the result of the 2024 Say on Pay Vote, Mr. Brace engaged Mercer (US) Inc. ("**Mercer**") in December 2024 to provide independent executive rewards advice to the CNG Committee on Chief Executive Officer compensation and long-term incentive plan design.

With Mercer, the CNG Committee undertook a comprehensive evaluation of the elements of the Company's long-term incentive program, including equity award types and mix, vesting schedules, and performance metrics and measurement periods. The imperative to conduct a thorough analysis, together with a desire to have the Company's new annual operating plan inform the setting of targets for performance-based awards each year, drove a determination by the CNG Committee to defer the granting of annual equity awards from January 2025 to April 2025.

During the deferral period, the Company solicited input from its six largest actively-managed institutional shareholders with respect to both proposed equity plan design elements and the Company's executive compensation program as a whole. These were all of the actively-managed shareholders holding more than 1.5% of the Company's outstanding Common Shares and collectively they represented approximately 22.3% of the public float. Three of these top shareholders accepted the invitation for engagement and each met with the Company's Chief Financial Officer and either the Chief Executive Officer or Mr. Brace. These shareholders noted their support for the Company's approach to executive compensation and provided constructive input on the performance-based components of the Company's programs. Specifically, the shareholders suggested that long-term incentives should be designed (i) to give more weight to the growth of the Company's QNX division than to the growth of its other divisions, and (ii) to give more weight to operating metrics than to market-based metrics such as total shareholder return ("**TSR**"), given that management has much more control over fundamental performance than it does over stock price performance.

Following this review, and taking the shareholder feedback into account, the CNG Committee and the Board approved a new design for the Company's long-term incentive program as well as equity awards for the Chief Executive Officer and the other current NEOs, which awards were granted after the end of Fiscal 2025. The new long-term incentive program design is also responsive to feedback received from Institutional Shareholder Services ("**ISS**") regarding the use of a TSR performance metric; specifically, the new design improves alignment with shareholder interests by:

- setting a rigorous relative TSR goal by requiring the Company's stock price performance to reach the 55th percentile among an objective, index-based peer group before the target payout is earned;
- capping the payout on the TSR metric at target if the Company's absolute TSR is negative over the applicable three-year measurement period; and
- structuring the TSR metric as a "wrapper" that acts to modify the payout that would otherwise be earned on the basis of operating metrics, instead of structuring it as an independent metric.

See "*Executive Compensation – B. Key Fiscal 2023 Compensation Decisions*" and "*Executive Compensation – D. Executive Compensation Decision-Making – 3. Compensation Elements and Company Goals – Long-Term Incentive Compensation*" in this Management Proxy Circular for additional details.

Lastly, in response to feedback received from ISS regarding the Company's compensation disclosure practices, the Company has enhanced transparency in this Management Proxy Circular by, among other things:

- disclosing specific targets and performance results for the metrics in the Company's annual incentive plan;
- describing the strategic considerations behind the performance measurement period applicable to the operating metrics in the Company's long-term incentive plan;
- including a comprehensive discussion of the new design of the long-term incentive plan even though no annual equity awards were granted in Fiscal 2025; and
- providing a tailored narrative discussion of the Company's transformative performance achievements during Fiscal 2025.

The form of resolution (the "**Say on Pay Resolution**") is as follows:

> Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company's proxy circular delivered in advance of the 2025 annual meeting of shareholders.

The Board recommends that shareholders vote "**FOR**" the Say on Pay Resolution. **Unless a shareholder directs that his or her Common Shares are to be voted against this resolution or abstains from voting on this resolution, the persons named in the form of proxy will vote FOR the resolution to accept the Company's approach to executive compensation disclosed in this Management Proxy Circular.**

6.   **Shareholder Proposal**

The *Business Corporations Act* (Ontario) permits certain eligible shareholders to submit shareholder proposals to the Company, which may be included in a management proxy circular relating to an annual meeting of shareholders, subject to meeting certain requirements. The Company received one proposal that was submitted in accordance with the applicable requirements (the "**Proposal**"). The Proposal seeks to amend By-Law No. A3 of the Company and represents the views of the shareholder that submitted it. A copy of By-Law No. A3 is available on the Company's website at https://investors.blackberry.com/governance-documents

At the Meeting, shareholders will be asked to consider the Proposal. **The Board recommends that you vote AGAINST the Proposal.** The Proposal, along with the reasons for the Board's recommendation, is set out in Schedule B to this Management Proxy Circular. The shareholder has elected not to provide a supporting statement for inclusion with the Proposal. **Unless a shareholder directs that his or her Common Shares are to be voted for this resolution or abstains from voting on this resolution, the persons named in the form of proxy will vote AGAINST the shareholder proposal.**

EXECUTIVE COMPENSATION

This Compensation Discussion and Analysis ("**CD&A**") describes and explains the Company's executive compensation strategy and philosophy and how compensation decisions were made by the Company during Fiscal 2025. It also provides details on decisions made with respect to the compensation paid, and to be paid, to the Company's Chief Executive Officer (Mr. Giamatteo), to its current Chief Financial Officer (Tim Foote) and former Chief Financial Officer (Steve Rai), and to Mattias Eriksson, Phil Kurtz and Jennifer Armstrong-Owen, the three next most highly compensated executive officers of the Company (collectively, the "**NEOs**"), and explains the elements that are part of each NEO's compensation.

This CD&A is comprised of the following sections:

Section	Title	Purpose	Page
A	**BlackBerry Fiscal 2025 Achievements**	Describes the Company's key achievements in Fiscal 2025.	22
B	**Key Fiscal 2025 Compensation Decisions**	Describes the Company's significant executive compensation decisions in Fiscal 2025.	22
C	**Executive Compensation Philosophy and Elements of NEO Compensation**	Describes the strategic objectives and principles underlying the Company's compensation philosophy and outlines the elements of executive compensation, including why the Company chooses to pay each element.	23
D	**Executive Compensation Decision-Making**	Describes the Company's executive compensation decision-making process and the comparator group considered to assess the competitiveness of the Company's executive compensation and to support executive compensation decisions. Describes details of incentive and equity-based compensation for the NEOs.	24
E	**Compensation Risk Management**	Describes how the Company's compensation practices take risk into account.	35
F	**Executive Compensation Tables**	Describes in tabular and narrative format the compensation awarded to and earned by each of the NEOs, as well as information relating to outstanding incentive compensation awards.	37
G	**Employment Arrangements, Termination and Change of Control Benefits**	Summarizes provisions in employment contracts and long-term incentive plans that would trigger payments to the NEOs upon termination, a change of control or retirement.	40
H	**CEO Pay Ratio**	Describes the ratio of total compensation of the Company's Chief Executive Officer to the total compensation of the Company's median employee, and the method used to calculate the ratio.	43

A.   BlackBerry Fiscal 2025 Achievements

Fiscal 2025 was a transformative year for the Company. Operationally, the Company completed the separation of its principal business units, Cybersecurity and IoT, into two virtually autonomous divisions. This process enabled management to perform a throughout review of the profitability of each division and, as a result, to identify the Company's former Cylance business as the primary contributor to the Company's losses and operating cash usage. Driven by this insight, the Company completed the sale of its Cylance endpoint security assets to Arctic Wolf Networks, Inc. (the "**Cylance Sale**") for consideration that included a net cash payment of $120 million in the fourth quarter of the year. Following the sale, the remaining pillars of the Cybersecurity division were reorganized to serve a more focused customer base and rebranded as the Secure Communications division. The Company also relaunched IoT as the QNX division, celebrating the strength of the QNX brand in its foundational software markets.

In parallel to these efforts, the Company also undertook a comprehensive cost optimization process throughout Fiscal 2025, setting and then exceeding a goal to reduce the Company's annual operating expense runrate by more than $150 million. As a result, the Company's operating cash flow returned to positive in the third quarter of Fiscal 2025 and in the fourth quarter improved by $57 million on a year-over-year basis. The Company ended the year with approximately $410 million in cash, cash equivalents and investments, a $112 million improvement from the prior year. On the strength of this new financial profile, among other positive factors, the market price of the Company's Common Shares increased by 69% over the course of Fiscal 2025.

B.   Key Fiscal 2025 Compensation Decisions

In Fiscal 2025, to provide appropriate incentives to leadership to grow revenue while improving margins and operating cash flow, the CNG Committee and the Board reviewed and adjusted the performance metrics for the Company's annual Variable Incentive Plan ("**VIP**"), the Company's principal short-term cash incentive program.

Additionally, in recognition of the strategic optionality that resulted from the separation of the Company's two principal divisions, the CNG Committee and the Board approved amendments to the definition of "Change of Control" in the employment agreements of the NEOs to include a change of control involving all or substantially all of either division. In Fiscal 2025, the Secure Communications division accounted for approximately 51% of total Company revenue and the QNX division accounted for approximately 44% of total Company revenue.

In December 2024, the CNG Committee engaged Mercer to provide independent executive rewards advisory services with respect to Chief Executive Officer compensation and long-term incentive plan design. With Mercer, the CNG Committee undertook a comprehensive evaluation of the elements of the Company's long-term incentive program, including the appropriate mix of time-based RSUs ("**TBRSUs**") and performance-based RSUs ("**PBRSUs**"), the vesting schedule for TBRSUs, and the performance metrics and measurement periods for PBRSUs. The imperative to conduct a thorough analysis, together with a desire for PBRSU performance targets to be informed by and set in concert with the Company's annual operating plan in the first quarter of each fiscal year, drove a determination by the CNG Committee to defer the granting of annual equity awards from January 2025 to April 2025. Consequently, no annual equity incentive awards were granted to NEOs in Fiscal 2025.

In the first quarter of Fiscal 2026, the CNG Committee and the Board approved a new design for the Company's long-term equity incentive program as well as awards for the Chief Executive Officer and the other current NEOs, which awards were granted after the end of Fiscal 2025. As a result of this deferral by one fiscal quarter, Fiscal 2025 will appear as a "gap year" from a comparative perspective relative to Fiscal 2026 and to the years prior to Fiscal 2025 in any analysis of annual long-term incentive awards. The Company expects to grant annual long-term incentive awards in the first quarter of each fiscal year on an ongoing basis and therefore does not expect to experience another fiscal year without such awards being granted.

See also "*Business to be Transacted at the Meeting – 5. Advisory Vote on Executive Compensation*" and "*Executive Compensation – D. Executive Compensation Decision-Making – 3. Compensation Elements and Company Goals – Long-Term Incentive Compensation*" in this Management Proxy Circular.

C.   **Executive Compensation Philosophy and Elements of NEO Compensation**

1.   **Objectives and General Principles**

The Company aims to provide appropriate compensation for its NEOs that is internally equitable and externally competitive and that reflects Company performance in order to attract, motivate and retain exceptionally-talented, high-performing, entrepreneurial leaders. The executive compensation strategy supported by the CNG Committee and the Board in Fiscal 2025 adhered to the following governance principles:

What the Company Does:

- Links a significant portion of executive pay to performance through annual and long-term incentive plans
- Compares executive compensation and company performance to relevant peer group companies
- Targets pay at the median of its peer group for pay benchmarking
- Allows for above-market performance to create above-market pay outcomes
- Requires executives to meet minimum stock ownership requirements
- Maintains an independent compensation committee that engages its own independent advisor
- Maintains a compensation clawback policy to recapture unearned incentive pay
- Provides limited perquisites
- Annually assesses risks in its compensation programs

What the Company Does Not Do*:*

- Provide single trigger change of control provisions
- Provide tax gross-ups
- Use an aspirational peer group of significantly larger companies
- Provide discretionary or guaranteed incentive payouts
- Overemphasize any single performance metric
- Allow hedging or pledging of equity holdings

2.   **Compensation Elements**

In Fiscal 2025, NEO compensation was comprised of the following elements: base salary; annual incentive; long-term incentive; retirement savings; and other compensation. The purpose of each of these elements is as follows:

Elements	Purpose of the Compensation Elements
Base Salary *(Annual Fixed)*	This element provides compensation to secure day-to-day services and reflects the NEO's role within the Company, personal performance, experience and contribution to the business, the size and stage of development of the Company and competitive benchmarks.
Annual Incentive *(Annual Variable)*	The VIP and Sales Incentive Plan (the "**SIP**") are designed to motivate and reward an NEO for contribution to the achievement of the Company goals for each fiscal year.

Long-Term Incentive *(Long-Term Variable)*	This is the element by which NEOs receive compensation under the Company's Equity Incentive Plan. The Equity Incentive Plan is designed to (a) advance the interests of the Company by encouraging equity participation through the acquisition of Common Shares, (b) enable the Company to attract and retain experienced and qualified executives in a highly competitive marketplace, and (c) align the interests of NEOs with the interests of shareholders by providing incentives which promote the creation and maintenance of shareholder value.
Retirement Savings *(Long-Term)*	This element is designed to assist NEOs in saving for their retirement. The NEOs are provided the same retirement savings plans and Company matching program as the Company offers other employees of the Company with no additional pension or other retirement savings programs provided to the NEOs.
Other Compensation and Employee Benefits *(Short & Long-Term)*	**Benefits** These programs are designed to help ensure the health and wellness of employees and to provide coverage in case of death or disability. Benefits programs include health (including dental and vision care), life insurance and disability coverage. **Employee Share Purchase Plan** All Company employees, including NEOs, are allowed to participate in the Company's employee share purchase plan (the "**ESPP**") to the extent it is offered in their country of employment. Employees may, each year, contribute between 1% and 15% of their eligible compensation up to not more than $30,000 in any calendar year, with the Company either permitting participants to purchase Common Shares at a discount to the market price or providing a participant with cash contributions to purchase Common Shares. **Perquisites** Perquisites are not a typical element of NEO compensation, but perquisite arrangements are established on a case-by-case basis as considered appropriate in the interests of the Company.

D. Executive Compensation Decision-Making

1. Decision Process and Timing

The CNG Committee and the Board reviewed all elements of the Company's NEO compensation for Fiscal 2025 and considered input on current trends and best practices in compensation design from the Company's human resources organization. These trends and best practices included the use of different long-term incentive programs, competitive trends in compensation levels, mix of compensation elements and risk management for executive compensation.

In addition, the Company reviewed the provisions of potential government regulations and updated proxy advisory policies on compensation to understand emerging executive compensation issues and governance practices. The purpose of reviewing market trends and potential regulations is to ensure the Company is abreast of industry practices impacting compensation.

The Company does not place greater or lesser weight on any of these trends or practices but considers the general direction of this information in relation to the effectiveness of the Company's plans over time. In addition, the Company considers the practices of the Company's peer companies in addition to the trends and practices of the general marketplace for executive talent to be knowledgeable about the effectiveness of various reward vehicles.

In Fiscal 2025, the independent members of the Board considered and approved Chief Executive Officer compensation, and the CNG Committee (in conjunction with the Chief Executive Officer) reviewed and approved the compensation packages for the other NEOs. These reviews and approvals occurred as follows:

Topic	Q1 Fiscal 2025 March – May 2024	Q2 Fiscal 2025 June – August 2024	Q3 Fiscal 2025 September – November 2024	Q4 Fiscal 2025 December 2024 – February 2025
Base Salary			Base Salary Review (November)	
Annual Incentive	Fiscal 2025 VIP Design and Metrics Approved			Fiscal 2025 VIP Payment Approved (March 2025)
Long-Term Incentive				Fiscal 2025 Regular Annual Long-Term Incentive Awards Deferred to Fiscal 2026 with Equity Program Redesign[1]

[1] See "*D. Executive Compensation Decision-Making – 3. Compensation Elements and Company Goals – Long-Term Incentive Compensation*" in this CD&A for more information.

A full base salary review of all NEOs was conducted in November 2024. As a result of the review, the base salary of Messrs. Eriksson and Kurtz and Ms. Armstrong-Owen was increased. See "*D. Executive Compensation Decision-Making – 3. Compensation Elements and Company Goals – Base Salary*" in this CD&A for more information.

2.   Comparator Group Development

Peer group data is one of a number of factors considered in determining compensation for the NEOs. Although the Company does not make decisions solely in response to the compensation practices of peer companies, as a general principle the Company targets pay at the median of its peer group for pay benchmarking.

The Company periodically reviews the peer companies used for compensation benchmarking and may make changes based on consolidation within the industry, the business units which the Company operates and the relevance of peer companies to these business units, the organizations it views as labour competitors, the scale of the peer companies, and entities considered to be competing for similar stock market investors as the Company.

In March 2023, the CNG Committee approved an updated peer group with which to compare the compensation of the Company's NEOs, including representation from a broad range of publicly-traded technology companies which align to the current financial and industry profile of the Company. Most of the companies in the peer group are based in the United States. The comparator group was modified during the course of Fiscal 2024 and 2025 only to remove certain companies (CDK Global, Inc., Nuance Communications, Inc. and Sailpoint Technologies Holdings, Inc. in Fiscal 2024; SecureWorks Corp. in Fiscal 2025) as they ceased to be publicly traded.

The approved comparator group consists of the following companies:

ACI Worldwide, Inc.	PTC Inc.
Appian Corporation	Qualys, Inc.
Blackbaud, Inc.	Rapid7, Inc.
Commvault Systems, Inc.	RingCentral, Inc.
CrowdStrike Holdings, Inc.	SentinelOne, Inc.
Dolby Laboratories, Inc.	Tenable Holdings, Inc.
HubSpot, Inc.	Teradata Corporation
Manhattan Associates, Inc.	Varonis Systems, Inc.
Pegasystems Inc.	Verint Systems Inc.
Progress Software Corporation	Zscaler, Inc.

The Company anticipates that the comparator group will be updated in Fiscal 2026 to reduce exposure to cybersecurity companies in light of the Cylance Sale and to increase exposure to automotive software vendors.

3.   Compensation Elements and Company Goals

Base Salary

The base salary for each NEO is generally reviewed annually. Base salaries are determined after considering: experience, expertise, expected future contributions, criticality to the Company, individual performance, salary history prior to joining the Company, and the need to be competitive in the labour market. Mr. Foote received a base salary increase of 14.29% as part of his promotion to Chief Financial Officer effective July 29, 2024. Each of Mr. Eriksson and Ms. Armstrong-Owen received a base salary increase of 4.5%, effective December 17, 2024. Mr. Kurtz received a base salary increase of 20.02%, effective December 17, 2024, to align more closely with market standards and his NEO peers and to reflect his assumption of the leadership of the Licensing division and of the Company's corporate security function. Mr. Giamatteo's base salary remained unchanged for Fiscal 2025.

Annual Incentives

VIP Annual Incentive Plan

The VIP is an annual incentive plan designed to link a meaningful portion of the current cash compensation of each NEO with the Company's annual performance objectives by encouraging the NEOs to focus on exceeding established goals. For employees in centralized professional and administrative functions, such as finance, legal and human resources, the VIP is based solely on the achievement of performance objectives for the Company as a whole. For employees in the Company's two principal divisions, the VIP is primarily based on objectives tailored to divisional results. The paragraphs that follow describe how the VIP is determined for each NEO.

Determining VIP Target Award Levels. Each NEO has a target level of annual VIP incentive award that is set as a percentage of the NEO's base salary. In Fiscal 2024, Mr. Giamatteo participated in the VIP and the SIP with a target percentage of 50% of his base salary under each program, for a combined target percentage of 100% of his base salary. Following his promotion to Chief Executive Officer, he ceased to be eligible to participate in the SIP and, accordingly, for Fiscal 2025 his VIP target percentage increased to 100% of his base salary, replacing the former SIP target percentage. For Fiscal 2025, Mr. Foote participated in the VIP with a target percentage of 60% of his base salary for the period prior to his promotion to Chief Financial Officer and of 75% of his base salary for the portion of Fiscal 2025 thereafter. Ms. Armstrong-Owen participated in the VIP with a target percentage of 50% of her base salary for the portion of Fiscal 2025 up to December 17, 2024 and of 65% of her base salary for the portion of Fiscal 2025 thereafter. Mr. Foote's VIP target percentage was increased in connection with his promotion and Ms. Armstrong-

Owen's VIP target percentage was increased to better align with her NEO peers. No other NEO received a target percentage increase in Fiscal 2025.

Name	Target % of Base Salary for Fiscal 2024	Target % of Base Salary at Fiscal 2025 Year-End
John Giamatteo	50%	100%
Tim Foote	60%	75%
Steve Rai	100%	100%
Mattias Eriksson	40%	40%
Phil Kurtz	75%	75%
Jennifer Armstrong-Owen	50%	65%

As described below, Mr. Eriksson also participates in the SIP, with a target percentage for Fiscal 2025 of 40% of base salary, which was unchanged from Fiscal 2024.

Design of the VIP Formula. Under the VIP, an NEO can earn annual incentive compensation that is calculated by multiplying the NEO's base salary by the annual target percentage. This amount is further adjusted by a Performance Factor, which varies depending on the role of the NEO, the performance of the Company and the performance of the NEO's applicable business unit, as follows:

NEO Base Salary	X	Annual Incentive Target (% of Base Salary)	X	VIP Performance Factor

Design of VIP Performance Factor Metrics, Weightings and Targets. The VIP performance factor is a function of certain metrics that were approved by the CNG Committee and the Board during the first quarter of Fiscal 2025. The performance metrics in the VIP formula were structured to align NEOs' compensation with the Company's most critical business objectives for the year for each NEO. The general corporate performance metrics applicable to Messrs. Giamatteo, Foote, Rai and Kurtz and Ms. Armstrong-Owen for Fiscal 2025 were:

Performance Metric	Weighting	Target
Software and Services Revenue	50%	$595 million
Adjusted EBITDA Margin Percentage	20%	1.1%
Corporate Operating Cash Flow	30%	$13 million

The Software and Services revenue metric consisted of revenue from the Company's Cybersecurity and IoT divisions, collectively. The Company's former Cybersecurity division consisted of the Secure Communications division together with the Cylance business, until the Cylance Sale. The Adjusted EBITDA Margin Percentage metric refers to adjusted EBITDA as reported by the Company.

The performance metrics applicable to Mr. Eriksson for Fiscal 2025 were:

Performance Metric	Weighting	Target
IoT Revenue	50%	$235 million
IoT Controllable Contribution Margin	20%	$88 million
Corporate Operating Cash Flow	30%	$13 million

The VIP metrics for Mr. Eriksson were weighted toward IoT performance given his role as President of the IoT division. In contrast, the VIP metrics for the other NEOs were not focused on the performance of any one division as the principal responsibilities of those executives relate to all of the Company's divisions and operations.

Determine Performance Achievement Multiple. Each performance metric was measured against a pre-determined target and a multiple was assigned for each metric based on actual performance relative to the applicable target (with the multiple determined based on linear interpolation for achievement between performance levels above threshold), using the following scales:

Software and Services Revenue, IoT Revenue		Adjusted EBITDA Margin Percentage	
Performance vs. Target	**VIP Multiple**	**Performance vs. Target**	**VIP Multiple**
Below 80%	0.00	Below -43%	0.00
80%-100%	0.50-1.00	-43%-100%	0.25-1.00
100%	1.00	100%	1.00
100%-110%	1.00-1.10	100%-243%	1.00-1.10
Above 110%	1.10	Above 243%	1.10
IoT Controllable Contribution Margin		**Corporate Operating Cash Flow**	
Performance vs. Target	**VIP Multiple**	**Performance vs. Target**	**VIP Multiple**
Below 80%	0.00	Below 23%	0.00
80%-100%	0.25-1.00	23%-100%	0.25-1.00
100%	1.00	100%	1.00
100%-110%	1.00-1.10	100%-177%	1.00-1.10
Above 110%	1.10	Above 177%	1.10

Performance Metric Results. At the end of Fiscal 2025, the performance metrics were reviewed to determine achievement against their respective targets. Based on the performance of the Company in Fiscal 2025, the following performance percentages and multiples were achieved for each of the components described above:

Performance Metric	Performance Achieved	Performance Achieved to Target	VIP Multiple Achieved
Software and Services Revenue[1]	$585 million	98%	0.48
Adjusted EBITDA Margin Percentage[1]	5.1%	445%	0.22
IoT Revenue	$236 million	100%	0.50
IoT Controllable Contribution Margin	$103 million	116%	0.22
Corporate Operating Cash Flow	$17 million	127%	0.31

[1] Following the completion of the Cylance Sale in the final month of Fiscal 2025, the Board exercised its discretion to adjust the Software and Services Revenue and Adjusted EBITDA Margin metrics to normalize them for the Cylance Sale, with a view to neutralizing the impact of the transaction on VIP attainment. The adjustments involved (i) extrapolating Cylance revenue on a pro rata basis to the of Fiscal 2025 as if the Cylance Sale had not occurred and (ii) adjusting EBITDA attainment to reflect the impact of such revenue extrapolation and to remove the benefit of the accounting gain recorded by the Company on the transaction.

For each NEO, the VIP performance factor is the sum of the weighted multiple achieved for each performance metric applicable to the NEO.

The table below shows the amount of the annual VIP awards earned and payable to the NEOs in April 2025 in respect of Fiscal 2025 performance.

Name	VIP Amount	Weighted Performance Achieved vs. Target
John Giamatteo	$706,051	100.86%
Tim Foote	$256,623	96.74%
Steve Rai[1]	$256,280	100.86%[2]
Mattias Eriksson	$218,850	103.27%
Phil Kurtz[2]	$250,966	100.86%
Jennifer Armstrong-Owen	$205,571	100.86%

[1] Mr. Rai's VIP cash bonus of CDN $354,822 was prorated for his period of active service in Fiscal 2025 and has been converted to U.S. dollars using the Bank of Canada average rate for Fiscal 2025 of $1.00 = CDN $1.3845.

[2] Mr. Kurtz's VIP cash bonus of CDN $347,464 has been converted to U.S. dollars using the Bank of Canada average rate for Fiscal 2025 of $1.00 = CDN $1.3845.

SIP Annual Incentive Plan

The SIP is an annual incentive plan designed to link a meaningful portion of the current cash compensation of each NEO in a commissioned sales function with the Company's annual sales-related objectives by encouraging the NEOs to focus on exceeding established targets. For Fiscal 2025, Mr. Eriksson was the only NEO to participate in the SIP and had a target level of annual SIP incentive award equal to 40% of his base salary, such that the total of his SIP target percentage and VIP target percentage was 80% of his base salary.

Design of the SIP Formula. Under the SIP, Mr. Eriksson can earn annual incentive compensation that is calculated by multiplying his base salary by his annual target percentage. This amount is further adjusted by a SIP performance factor, which is aligned to the performance of his business unit, as follows:

NEO Base Salary	X	Annual Incentive Target (% of Base Salary)	X	SIP Performance Factor

Design of SIP Performance Factor Metrics and Weighting.

The performance metric applicable to Mr. Eriksson for Fiscal 2025 was:

Performance Metric	Weighting	Target
IoT Revenue	100%	$235 million

<u>Determination of SIP Performance Achievement Multiplier</u>. For the performance metric, a multiplier is determined based on actual performance, expressed as a percentage of achievement relative to the applicable target, as follows:

IoT Revenue	
Performance vs. Target	**SIP Multiplier**
0-100%	1.00
Above 100%	3.00

<u>Performance Metric Results</u>. Based on the achievement of the SIP performance metric against target in Fiscal 2025, the following performance percentage, SIP multiplier and SIP performance factor were achieved:

Performance Metric	Performance Achieved	Performance Achieved to Target	SIP Multiplier	SIP Performance Factor
IoT Revenue	$236 million	100.43%	1.0129	1.0166

The table below shows the amount of the annual SIP awards earned and payable to Mr. Eriksson for Fiscal 2025.

Name	SIP Amount	Percentage of Target Achieved
Mattias Eriksson	$215,444	101.66%

<u>Chief Executive Officer Incentives</u>

In connection with his promotion to Chief Executive Officer, Mr. Giamatteo also became eligible to earn one-time, performance-based cash incentives in Fiscal 2025, as follows:

- Upon the successful separation of the Cybersecurity and IoT business units, completed to the reasonable satisfaction of the Board: (i) $262,500, if separation is completed on or before April 8, 2024; (ii) $218,750, if separation is completed thereafter but no later than May 8, 2024; and (iii) $175,000, if separation is completed thereafter but no later than June 8, 2024; and

- $175,000 upon the Company's achievement of breakeven or positive operating cash flow in the first quarter of Fiscal 2025.

The performance criteria for these incentives were not met and therefore no amounts were paid.

Long-Term Incentive Compensation

Long-term incentive compensation continues to be a significant element of total compensation for the NEOs in order to align the interests of NEOs with the achievement of the Company's long-term business objectives and the interests of shareholders. The awards to NEOs are also granted in recognition of the importance of an NEO to the Company's future, the desire to create retention value with each NEO and the individual performance of each NEO, in each case, at the time the equity awards were granted. The Company and the CNG Committee believe that the long-term incentive compensation element of the Company's compensation program needs to be competitive relative to the Company's comparator group, and that it is imperative to executing the Company's strategy in an intensely competitive industry and to attracting and retaining key talent.

<u>Annual Long-Term Incentive Awards</u>

In the fourth quarter of Fiscal 2025, the CNG Committee undertook a comprehensive evaluation of the elements of the Company's long-term incentive program, giving consideration to award mix, vesting schedules, performance metrics and measurement periods, investor expectations and comparator group data, among other factors. The scope of the review, together with a desire for PBRSU performance targets to be informed by and set in concert with the Company's annual operating plan in the first quarter of each fiscal year, drove a determination by the CNG Committee to defer the granting of annual equity awards from January 2025 to April 2025. Consequently, no annual equity incentive awards were granted to NEOs in Fiscal 2025.

In April 2025, the CNG Committee and the Board approved a new design for the Company's long-term equity incentive program as well as annual awards for the Chief Executive Officer and the other current NEOs. Although these annual awards were granted not in Fiscal 2025 but in the first quarter of Fiscal 2026 (each, a "**Fiscal 2026 Awards**"), their design is described below in this section to provide investors with insight into the compensation decisions made by the CNG Committee and the Board prior to the Record Date. These decisions were made as a reflection of the Company's ongoing commitment to aligning executive compensation with shareholder value creation and sustainable business growth. A quantitative discussion of the Fiscal 2026 Awards will be provided in the Company's 2026 management proxy circular.

For the NEOs other than the Chief Executive Officer, 50% of the Fiscal 2026 Award was granted in the form of PBRSUs and 50% was granted in the form of TBRSUs. For the Fiscal 2026 Award for the Chief Executive Officer, the PBRSU component was increased to 60% and the TBRSU component was decreased to 40%. The TBRSU component for all NEOs will vest on a straight-line basis in equal quarterly installments over three years, reflecting an evolution from the Company's prior approach of annual vesting for TBRSUs. The PBRSU component for all NEOs will vest entirely, partially or not at all on the third anniversary of the grant date depending on (i) the Company's performance against certain quantifiable and objective operating metrics, as described below, and (ii) the Company's relative total shareholder return on the NYSE as compared to the performance of the S&P Software & Services Select Industry Index (the "**rTSR Metric**").

Operating Metrics

The operating metrics selected for the Fiscal 2026 Award PBRSUs were: (i) revenue growth percentage for the QNX division, (ii) aggregate revenue growth percentage for the Secure Communications division and the Company's intellectual property Licensing division, and (iii) adjusted EBITDA margin percentage. The relative weightings assigned to each metric were:

Fiscal 2026 Award PBRSU Operating Performance Metric	Weighting
QNX Revenue Growth Percentage	35%
Secure Communications and Licensing Revenue Growth Percentage	15%
Adjusted EBITDA Margin Percentage	50%

Together, the weighting assigned to the two revenue growth metrics is equal to the weighting assigned to the adjusted EBITDA margin metric, which reflects the philosophy of the CNG Committee and the Board that growth and profitability are of equal importance to the Company at its current stage and that neither objective should be pursued at the expense of the other. The weighting assigned to the QNX revenue growth percentage metric was higher than the weighting assigned to the growth percentage metric for other revenue because the Company believes that QNX revenue growth has a greater impact on the market value of the Company's Common Shares than does other revenue growth, which belief also mirrors input received through the Company's engagement with its top shareholders.

For the PBRSU operating metrics, performance will be measured over three successive one-year periods, beginning with Fiscal 2026, each with performance targets that were established by the CNG Committee and the Board prior to the granting of the Fiscal 2026 Awards. With this approach, a portion of the PBRSUs may be earned incrementally through performance each year, even though none of the PBRSUs will vest until the end of the third year; also, as discussed further below, the number of PBRSUs earned through operating performance is subject to modification upward or downward by the rTSR Metric at the end of the third year.

The decision to use successive one-year performance measurement periods instead of a single three-year performance measurement was based on several strategic considerations:

- **Retention and motivation:** The opportunity to earn PBRSUs annually enhances accountability by making performance easier to track and improves engagement by providing a continuous incentive for executives to perform at their best, even through periods of volatility such as the Company has experienced in recent years.

- **Reduced uncertainty:** Shorter measurement periods reduce the uncertainty associated with long-term performance forecasting, making it easier to set realistic targets based on cumulative improvement.

- **Alignment with shareholder interests:** By rewarding annual achievements that build toward long-term strategic goals, the Company promotes executive actions that are aligned with shareholder interests.

The performance targets for each of the three years were established by the CNG Committee and the Board prior to the granting of the Fiscal 2026 Awards, and the Company does not intend to adjust any of them during the three-year vesting period. For Fiscal 2026, the targets established were consistent with the high end of the guidance ranges for the three operating metrics as disclosed in the Company's Fiscal 2025 Annual Report on Form 10-K. The Company has not yet provided public guidance relating to the applicable performance targets for Fiscal 2027 or 2028. The CNG Committee and the Board believe that the operating targets will be challenging to achieve but attainable with the application of significant diligence and skill by the Company's executive officers, and that they are aligned with long-term shareholder interests.

Fiscal 2026 Award PBRSUs may be earned for each one-year measurement period based on actual attainment against the designated operating performance metrics using the following payout table:

Operating Metric		Threshold	Target	Maximum
QNX Revenue Growth %	Performance	80%	100%	125%
	Payout	17.5%	35%	61.25%
Secure Communications and Licensing Revenue Growth %	Performance	80%	100%	125%
	Payout	7.5%	15%	26.25%
Adjusted EBITDA Margin %	Performance	80%	100%	125%
	Payout	25%	50%	87.4%
Total PBRSU Payout on Operating Metrics		**50%**	**100%**	**175%**

Below the threshold performance level, no PBRSUs will be earned. Between the threshold and target performance levels and between the target and maximum performance levels, respectively, the number of PBRSUs earned will be calculated based on linear interpolation between the payout amounts in the table. For performance above the maximum level, the number of PBRSUs earned is capped at 175% of the target amount. For any performance period, PBRSUs that are not earned are forfeited.

rTSR Metric

As noted above, vesting of the Fiscal 2026 Award PBRSUs depends not only on operating metrics but also on the rTSR Metric. The rTSR Metric has a three-year performance period and is structured as a "wrapper", or multiplier, that acts to modify the number of PBRSUs earned on the basis of the operating metrics. Performance on the rTSR Metric is determined based on the Company's total shareholder return, expressed as a percentile ranking, relative to the total shareholder returns of all of the component companies in the S&P Software & Services Select Industry Index. The modifier operates as set out in the following table:

Metric		Threshold	Target	Maximum
Relative Total Shareholder Return	Percentile	25%	55%	85%
	Multiplier	0.5	1.0	1.1429
Total PBRSU Payout after rTSR Multiplier		**25%**	**100%**	**200%**

If the Company's performance is at or below the threshold percentile level, the rTSR multiplier will be 0.5. Between the threshold and target percentile levels and between the target and maximum percentile levels, respectively, the rTSR multiplier will be calculated based on linear interpolation between the amounts shown in the table. For performance above the maximum percentile level, the multiplier is capped at 1.1429. Notwithstanding the foregoing, if the Company's absolute total shareholder return is negative over the measurement period, the multiplier is capped at 1.0 even if the Company's performance is better than the 55th percentile.

The multipliers for the rTSR metric were chosen to produce an overall PBRSU payout of 25% at threshold operating and rTSR performance and an overall PBRSU payout of 200% at maximum operating and rTSR performance. The maximum overall potential payout was increased from 150% of target in prior years to 200% for the Fiscal 2026 Awards to better align the maximum payout level with the Company's compensation peers and to provide management with a strong incentive to outperform and drive long-term shareholder value. Most of the upside potential from the target payout level to the maximum payout level is driven by the operating performance metrics as opposed to the rTSR Metric, which aligns with feedback received through the Company's engagement with its top shareholders, who expressed a desire for rewards to be based on factors primarily within management's control.

The dollar values of the Fiscal 2026 Awards granted to the NEOs as of the grant date of April 2, 2026 were as follows:

Name	Award Value ($)
John Giamatteo	6,700,000
Tim Foote	600,000
Mattias Eriksson	1,000,000
Phil Kurtz	600,000
Jennifer Armstrong-Owen	500,000

The Company has provided the above values to provide greater transparency, on an exceptional basis, due to the fact that Fiscal Year 2025 will appear as a "gap year" in a comparative quantitative analysis of annual long-term incentive awards due to the deferral of such awards from the fourth quarter of Fiscal 2025 into the first quarter of Fiscal 2026, as discussed above. These awards will be disclosed in the Company's 2026 management proxy circular as equity awards granted during Fiscal 2026. Given that the Company expects to grant annual long-term incentive awards in the first quarter of each fiscal year on an ongoing basis, the Company does not intend to disclose annual awards granted after the end of the fiscal year in its future management proxy circulars.

Interim Long-Term Incentive Awards

In addition to the annual long-term incentive awards, the Company also makes long-term incentive awards on an interim basis in accordance with the policy on granting equity awards that has been adopted by the Board. Awards are generally made in connection with new hires, promotions, acquisitions and in some cases as special incentives, including in recognition of special contributions or for retention purposes.

In Fiscal 2025, interim awards were made to Ms. Armstrong-Owen and Mr. Foote. Ms. Armstrong-Owen was granted a new hire equity award with a grant date value of $1,250,000 on April 4, 2024 in recognition of her appointment as Chief People Officer. Mr. Foote was granted a promotion equity award with a grant date value of $350,000 on April 4, 2024 in recognition of his promotion to Chief Financial Officer, Cybersecurity and Investor Relations and a second promotion equity award with a grant date value of $800,000 on January 2, 2025 in recognition of his promotion to Chief Financial Officer. The second promotion equity award for Mr. Foote was structured and intended to be granted in late September 2024 but could not be granted until January 2025 due to trading blackouts; for this reason, Mr. Foote's second promotion award has the same design as the April 2025 interim awards and not the design of the Fiscal 2026 Awards. None of the other NEOs received interim long-term incentive awards in Fiscal 2025.

The design of the interim awards matched that of the annual long-term incentive awards granted by the Company in Fiscal 2024. For each interim award, 50% was granted in the form of TBRSUs, vesting on a straight-line basis in equal annual installments over three years, and the other 50% was granted in the form of PBRSUs, which vest entirely, partially or not at all on the third anniversary of the grant date depending on (i) the Company's total shareholder return on the NYSE as compared to the performance of the S&P Software & Services Select Industry Index and (ii) the Company's annual adjusted EBITDA margin percentage.

For the total shareholder return metric, the performance measurement period for the interim awards is three years and the performance target is to match the return on the S&P Software & Services Select Industry Index over that period. For the adjusted EBITDA margin percentage metric, performance is measured over three successive one-year periods, beginning with Fiscal 2025, each with a performance target that was established by the CNG Committee and the Board prior to the granting of the interim awards. With this approach, a portion of the PBRSUs may be earned incrementally through performance each year, even though none of the PBRSUs will vest until the end of the third year.

Each interim PBRSU grant specifies a target award, reflecting the number of PBRSUs that will be earned if 100% of the targets approved by the CNG Committee and the Board are achieved, and a maximum possible award of 150% of the target award. PBRSUs may be earned based on actual attainment in accordance with the following payout table:

Interim PBRSU Metric	Weighting		Threshold	Target	Maximum
Total Shareholder Return	70%	Performance	90%	100%	125%
		Payout	52.5%	70%	105%
Adjusted EBITDA Margin %	30%	Performance	90%	100%	125%
		Payout	22.5%	30%	45%
Total Interim PBRSU Payout			**75%**	**100%**	**150%**

Below the threshold performance level, no PBRSUs will be earned. Between the threshold and target performance levels and between the target and maximum performance levels, respectively, the number of PBRSUs earned will be calculated based on linear interpolation between the payout amounts in the table. For any performance period, PBRSUs that are not earned are forfeited. For Fiscal 2025, the adjusted EBITDA margin percentage target was 1.1% and the performance achieved on this metric was 5.1%, resulting in PBRSUs being earned at the maximum payout level for that metric in respect of that year.

Retirement Savings

The Company offers all Canadian-based and U.S.-based NEOs from time to time the opportunity to participate in the group retirement savings plan that is made available to all other Canadian-based and U.S.-based employees. In Fiscal 2025, the Company matched each Canadian-based employee's contribution to the group registered retirement savings plan (the "**Group RRSP**") and each U.S.-based employee's contribution to the U.S. 401(k) Plan dollar for dollar up to 5% of the employee's base salary, subject to the Canada Revenue Agency's current year contribution limit for Canada and the IRS limit in the case of each U.S. employee. Messrs. Rai and Kurtz are the only Canadian-based NEOs. No additional forms of pension plan are offered to the NEOs.

Other Compensation (Benefits & Perquisites)

The NEOs are offered similar benefits to all other employees.

4.   Clawback of Incentive and Equity-Based Compensation

The Company maintains a policy with respect to the reimbursement of incentive and equity-based compensation. Under the policy, subject to any available exemptions under applicable law or regulation, the Company shall require reimbursement (on a pre-tax basis) of an NEO's annual bonus, equity incentive and/or other performance-based compensation in respect of the Company's most recent three fiscal years if: (i) the Company is required to restate its financial statements to correct a material error due to material non-compliance with applicable financial reporting requirements, and (ii) such compensation exceeded the amount which ought to have been awarded or earned based on the restatement, to the extent of such excess. In such circumstances, wrongdoing on the part of the NEO is not required in order for reimbursement to be triggered. In addition, subject to any available exemptions under applicable law or regulation, the Company shall require reimbursement of an NEO's annual bonus and/or equity incentive compensation in respect of the immediately preceding one-year period if the Company becomes aware of Misconduct (as defined in the policy). The Company did not recover compensation from any NEO pursuant to the clawback policy in Fiscal 2025.

5. NEO Share Ownership Guidelines

The Company maintains share ownership guidelines of at least four times base salary for the Chief Executive Officer and of at least two times base salary for each other NEO. Under the guidelines, all unvested equity awards and owned shares are counted toward the target. The NEOs have five years from first becoming subject to the guidelines to attain the requisite share ownership levels. If they do not meet the guidelines within such period, they are required to hold at least 50% of their Common Shares obtained (on an after-tax basis) from the settlement of equity awards until such time as the guidelines are satisfied. Messrs. Foote and Kurtz and Ms. Armstrong-Owen have been subject to the guidelines for less than five years and did not meet the guidelines as of the Record Date.

E. Compensation Risk Management

The mandate of the CNG Committee requires the CNG Committee to review annually the risk management and controls of the Company's compensation and benefit arrangements, including the administration of the Company's equity-based plans.

In February 2025, the Company engaged AON Consulting Inc. ("**AON**") to assist with a risk assessment of compensation programs and polices related to the NEOs. The compensation risk assessment included interviews with senior management representatives to: (a) identify significant risks, if any; (b) understand the role of compensation in supporting appropriate risk taking; and (c) understand how risk is governed and managed at the Company. AON also reviewed documentation relating to the Company's existing risk management processes, Board and committee mandates, plan documentation for the Company's annual and long-term incentive programs, and severance provisions and other contractual arrangements for the NEOs. In addition, AON conducted a compensation risk audit of the Company's compensation policies and programs using its risk scorecard to identify any risk exposures.

AON's compensation risk review indicated that the Company's current compensation programs and practices appear reasonably aligned with its current strategy and are not likely to encourage excessively risky behaviour.

The Company's compensation programs are designed to align with the Company's business strategy, product life cycle and risk profile. AON identified the following key risk-mitigating features in the Company's compensation governance processes and compensation structure:

- **Appropriate linkage between pay and business risks**. The compensation program is structured to provide both fixed and variable compensation. Base salary provides a steady income so that NEOs do not feel pressured to focus exclusively on short-term goals or stock price, while variable compensation provides the potential for a strong pay-for-performance link. A significant portion of target direct total compensation for NEOs is delivered through variable compensation.

- **Linkage with shareholders**. Executive compensation is weighted toward variable compensation with a significant performance-based component. Senior management equity awards are split equally between TBRSUs vesting in a straight line over three years, and PBRSUs, which cliff vest at the end of three years, if at all, based on achievement of specified performance goals. The PBRSUs align the interests of the NEOs with those of the shareholders.

- **Leveraged upside and downside**. Annual incentive payouts and PBRSUs are subject to minimum levels of performance and the potential exists for above-target payouts based on above-target performance up to a specified maximum payout.

- **Annual comparison with market peers.** On a periodic basis, the Company conducts a complete review of its compensation strategy, including the pay philosophy and program design, in light of business requirements, market practice, proxy advisory guidelines and governance considerations. In March 2023, the compensation peer group was updated to better match companies in size and industry and to more closely align to externally-recommended peers. No changes were made to the compensation peer group later in Fiscal 2024 or in Fiscal 2025 other than to remove companies that ceased to be publicly traded.

- **Cash bonus plan maximum payout**. For NEOs, the VIP has a maximum payout multiplier of 1.10x target and the SIP (for Mr. Eriksson, the only NEO who participates in the SIP) does not have a maximum payout such that the payout is proportional to divisional performance.

- **Balance of performance metrics**. In Fiscal 2025, the VIP aligned to financial performance metrics while the SIP for Mr. Eriksson was aligned with the IoT division's revenue target, aligning NEOs to the Company's annual strategic goals. The PBRSUs for new hires and promotions included metrics and measurement periods that align NEOs with the Company's long-term business interests and the interests of shareholders. These metrics provided a balanced approach that focused executives on the Company's overall strategic plan rather than only on revenue without regard to cost or to the quality and timing of performance.

- **Alignment with annual budget.** The Company develops the annual compensation programs in alignment with the annual operating plan and regularly tracks the cost of the compensation programs as compared to the plan.

- **Targets and definitions for each metric defined at beginning of performance cycle**. The performance goals for incentives were approved by the CNG Committee at the beginning of the performance cycle. Each financial and non-financial metric was clearly defined and communicated to the applicable business leader.

- **Audit process for performance results**. The Company regularly reviewed, tracked and reported to the CNG Committee on performance against established metrics and on potential compensation payouts to effectively identify any misalignment and manage any inherent risks.

- **Validation of payout calculations.** Payout calculations were audited and provided to the CNG Committee for review.

- **Policy for timing of equity grants**. The Board has adopted a policy on granting equity awards with guidelines governing the timing of equity grants and has adhered to such policy.

- **Independent advisor**. The CNG Committee used an independent advisor on an as-needed basis to provide an external perspective on market changes and best practices related to compensation design, governance and compensation risk management. In Fiscal 2025, the CNG Committee engaged Mercer to provide executive rewards advisory services and pay benchmarking.

- **Clawback policy.** The Company's policy covers recoupment of incentive and equity-based compensation in certain circumstances in connection with financial restatements and misconduct.

- **Anti-pledging and anti-hedging policy.** The Company's Insider Trading Policy prohibits any officer or director from engaging in any kind of pledging, hedging or equity monetization strategy that could reduce or limit his or her economic risk with respect to his or her holdings, ownership or interest in or to Company securities. The policy specifies that hedging transactions include trades in derivative securities that are designed to hedge or offset a decrease in the market value of Company securities. The Company is not aware of any of its current NEOs or directors engaging in any hedging activities or share pledging.

- **Share ownership guidelines**. The Chief Executive Officer is required to maintain at least four times his salary in Company equity (at least two times salary for other NEOs) to help align his interests with shareholders and the longer-term performance of the Company.

- **Non-binding shareholder Advisory Vote on Executive Compensation**. The Company has an annual Advisory Vote on Executive Compensation which allows for shareholders to express approval or disapproval of the approach to executive compensation. See "*Business to be Transacted at the Meeting – 5. Advisory Vote on Executive Compensation*" in this Management Proxy Circular.

F. Executive Compensation Tables

Summary Compensation Table

The following table provides a summary of the total compensation awarded to, earned by, paid to, or payable to, each NEO of the Company for Fiscal 2025, Fiscal 2024 and Fiscal 2023.

Summary Compensation Table[1]							
Name and Principal Position	Year[2]	Salary ($)	Bonus[3,4] ($)	Equity Awards[5] ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation[6] ($)	Total ($)
John Giamatteo Chief Executive Officer and President, Secure Communications	2025	700,000	–	–	706,051	11,154	1,417,205
	2024	600,328	–	7,499,993	304,086[7]	12,926	8,417,333
	2023	559,342	–	1,499,999	263,908[8]	7,573	2,330,822
Tim Foote Chief Financial Officer	2025	379,452	150,000	1,149,995	256,623	18,751	1,954,821
	2024	274,669	–	99,998	76,109	28,121[12]	478,897
	2023	265,000	–	149,993	25,520	13,503	454,016
Steve Rai Former Chief Financial Officer	2025	397,884	–	–	256,280	166,409[13]	820,573
	2024	444,428	360,000	692,335	240,928	11,160	1,748,851
	2023	430,510	–	767,266	82,916	11,470	1,292,162
Mattias Eriksson President, QNX	2025	529,790	–	–	434,294[9]	18,505	982,588
	2024	525,000	–	799,999	219,492[10]	16,500	1,560,991
	2023	510,616	–	799,997	365,615[11]	15,442	1,691,671
Phil Kurtz Chief Legal Officer and Corporate Secretary	2025	331,753	148,876	–	250,966	12,673	744,268
	2024	326,951	200,000	395,623	132,931	11,444	1,066,950
	2023	306,231	–	1,032,027	39,598	13,940	1,391,796
Jennifer Armstrong-Owen Chief People Officer	2025	383,467	129,058	1,249,995	205,571	7,785	1,975,876
	2024	33,224	–	–	–	–	33,224
	2023	–	–	–	–	–	–

[1] Other than as noted below, all compensation paid in Canadian dollars to Messrs. Rai and Kurtz was converted to U.S. dollars using the Bank of Canada average rate of $1.00 = CDN $1.3135 for Fiscal 2023, $1.00 = CDN $1.3500 for Fiscal 2024 and $1.00 = CDN $1.3845 for Fiscal 2025.

[2] Fiscal 2023 covers the period from March 1, 2022 to February 28, 2023, inclusive, Fiscal 2024 covers the period from March 1, 2023 to February 29, 2024, inclusive and Fiscal 2025 covers the period from March 1, 2024 to February 28, 2025, inclusive.

[3] Amounts in this column include discretionary awards provided to Messrs. Foote and Kurtz and Ms. Armstrong-Owen in recognition for their contributions towards the successful completion of the Cylance Sale. These awards in the amounts of $150,000, $148,876 and $129,058, respectively, were paid in the last quarter of Fiscal 2025.

[4] Amounts in this column include discretionary awards provided to Messrs. Rai and Kurtz in recognition for their contributions towards the sale of the Company's legacy patent portfolio in Fiscal 2024. These awards in the amount of $360,000 and $200,000, respectively, were paid in the first quarter of Fiscal 2025.

[5] TBRSU awards granted in Fiscal 2025 were valued using the fair market value of Common Shares on the NYSE of $2.88 on April 4, 2024 and $3.82 on January 2, 2025, as applicable. The calculated fair value of the PBRSUs granted in Fiscal 2025 was assumed to be, and accounted for, at market price at the date of grant. These values were determined under the principles used to calculate the grant date fair value of equity awards for purposes of the Company's financial statements. This column reflects the value of the target award granted in respect of the PBRSUs based on the determination that performance at target would be the probable outcome of the performance condition. The grant date fair value calculated based on performance at the maximum award level for the PBRSUs granted in Fiscal 2025 would be $1,437,488 for Mr. Foote and $1,562,489 for Ms. Armstrong-Owen.

[6] Amounts in this column include Company contributions to retirement savings plans for each NEO during Fiscal 2023, Fiscal 2024 and Fiscal 2025 in connection with the NEO's participation in the Group RRSP or 401(k) Plan, in addition to wellness reimbursements and Bring-Your-Own-Phone (BYOP) device reimbursements, relocation grants and separation pay for each of these respective years.

[7] Amount includes both Fiscal 2024 VIP of $60,033 and Fiscal 2024 SIP of $244,053 for Mr. Giamatteo.

[8] Amount includes both Fiscal 2023 VIP of $13,984 and Fiscal 2023 SIP of $249,924 for Mr. Giamatteo.

[9] Amount includes both Fiscal 2025 VIP of $218,850 and Fiscal 2025 SIP of $215,444 for Mr. Eriksson.

[10] Amount includes both Fiscal 2024 VIP of $42,000 and Fiscal 2024 SIP of $177,492 for Mr. Eriksson.

[11] Amount includes both Fiscal 2023 VIP of $163,254 and Fiscal 2023 SIP of $202,361 for Mr. Eriksson.

[12] Amount includes both a relocation grant of $14,515 and Company contributions to retirement savings plan of $13,606 for Mr. Foote.

[13] Amount includes both separation pay of $158,346 and Company contributions to retirement savings plan of $8,064 for Mr. Rai.

Grants of Plan-Based Awards Table

The following table provides information on VIP, SIP and equity awards granted in Fiscal 2025 to each NEO who received any such awards:

Name	Grant Date in Fiscal 2025	Approval Date in Fiscal 2025	Description	Estimated Future Payouts under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
John Giamatteo			FY2025 VIP	35,000	700,000	770,000	–	–	–	–	–
Tim Foote			FY2025 VIP	13,151	263,014	289,315	–	–	–	–	–
	January 2	September 25	TBRSUs[3]	–	–	–	–	–	–	104,712	400,000
	January 2	September 25	PBRSUs[3]	–	–	–	7,853	104,712	157,067	–	400,000
	April 4	April 3	TBRSUs[4]	–	–	–	–	–	–	60,763	174,997
	April 4	April 3	PBRSUs[4]	–	–	–	4,557	60,763	91,144	–	174,997
Steve Rai			FY2025 VIP[5]	12,704	254,083	279,492	–	–	–	–	–
Mattias Eriksson			FY2025 VIP	10,596	211,916	233,107	–	–	–	–	–
			FY2025 SIP	0	211,916	N/A[6]	–	–	–	–	–
Phil Kurtz			FY2025 VIP	12,441	248,815	273,697	–	–	–	–	–
Jennifer Armstrong-Owen			FY2025 VIP	10,190	203,810	224,191	–	–	–	–	–
	April 4	April 3	TBRSUs[7]	–	–	–	–	–	–	217,013	624,997
	April 4	April 3	PBRSUs[7]	–	–	–	16,275	217,013	325,518	–	624,997

[1] Non-equity incentive plan awards are short-term incentives eligible to be earned under the Fiscal 2025 VIP and SIP.

[2] For PBRSUs granted in Fiscal 2025, NEOs may earn 7.5% of the target award upon attainment of minimum threshold performance and up to 150% of the target award upon attainment of maximum performance.

[3] This grant represented a promotion award to Mr. Foote in recognition of his promotion to Chief Financial Officer of BlackBerry Limited.

[4] This grant represented a promotion award to Mr. Foote in recognition of his promotion to Chief Financial Officer, Cybersecurity and Investor Relations.

[5] Mr. Rai's FY2025 VIP threshold, target and maximum was prorated for his active service in Fiscal 2025 during which he was eligible for VIP cash bonus.

[6] There was no payout maximum for the Fiscal 2025 SIP for Mr. Eriksson, although the payout was limited by the performance of the Company.

[7] This grant represented a new hire award to Ms. Armstrong-Owen in recognition of her appointment as Chief People Officer.

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides a summary of the outstanding equity awards for each of the NEOs and the amounts reflected were valued using the NYSE closing price of the Common Shares as of February 28, 2025 of $4.71:

Name	Grant Date	Number of Shares or Units of Shares That Have Not Vested (#)[1]	Market Value of Shares or Units of Shares That Have Not Vested ($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John Giamatteo	January 2, 2024	669,096	3,151,442	865,889	4,078,337
	January 2, 2024	178,569	841,060	196,793	926,895
	January 6, 2023	209,515	986,816	-	-
Tim Foote	January 2, 2025	120,418	567,169	94,241	443,875
	April 4, 2024	69,877	329,121	54,687	257,576
	January 2, 2024	11,905	56,073	13,119	61,790
	January 6, 2023	6,983	32,890	-	-
	April 1, 2022	7,283	34,303	-	-
Steve Rai	January 2, 2024	83,332	392,494	91,836	432,548
	January 6, 2023	104,757	493,405	-	-
Mattias Eriksson	January 2, 2024	95,236	448,562	104,957	494,347
	January 6, 2023	111,742	526,305	-	-
Phil Kurtz	January 2, 2024	47,617	224,276	52,479	247,176
	September 28, 2022	78,824	371,261	-	-
	June 24, 2022	34,782	163,823	-	-
Jennifer Armstrong-Owen	April 4, 2024	249,564	1,175,446	195,312	919,920

[1] The following table provides the vesting schedules, as of February 28, 2025, for TBRSUs and for PBRSUs in respect of which the performance period is complete but the units remain unvested:

Grant Date	Outstanding Vesting Dates
January 2, 2025	TBRSUs vesting 1/3 on January 2, 2026, 1/3 on January 2, 2027 and 1/3 on January 2, 2028; PBRSUs vesting on January 2, 2028
April 4, 2024	TBRSUs vesting 1/3 on April 4, 2025, 1/3 on April 4, 2026 and 1/3 on April 4, 2027; PBRSUs vesting on April 4, 2027
January 2, 2024	TBRSUs vesting on 1/2 January 2, 2026 and 1/2 on January 2, 2027; PBRSUs vesting on January 2, 2027
January 6, 2023	TBRSUs and PBRSUs vesting on January 6, 2026
September 28, 2022	TBRSUs and PBRSUs vesting on September 28, 2025
June 24, 2022	TBRSUs vesting on June 24, 2025
April 1, 2022	TBRSUs and PBRSUs vesting on April 1, 2025

During Fiscal 2025, performance periods ended with respect to PBRSUs granted in Fiscal 2023 through Fiscal 2025. PBRSUs granted in Fiscal 2023 to Mr. Foote on April 1, 2022, Mr. Kurtz on September 28, 2022 and Messrs. Giamatteo, Foote, Rai and Eriksson on January 6, 2023 were earned based on attainment at 65% of target. A portion of the PBRSUs granted in Fiscal 2024 to Messrs. Giamatteo, Foote, Rai, Eriksson and Kurtz on January 2, 2024 and a portion of the PBRSUs granted in Fiscal 2025 to Mr. Foote and Ms. Armstrong-Owen on April 4, 2024 and to Mr. Foote on January 2, 2025 were earned based on attainment at 150% of the first-year target for Fiscal 2025 adjusted EBITDA margin percentage. These earned PBRSUs are included in the number of shares that have not vested.

[2] Unearned PBRSUs are based on target achievement. The following table provides the vesting schedules for unearned PBRSUs with outstanding vesting dates as of February 28, 2025:

Grant Date	Outstanding Vesting Dates
January 2, 2025	Vesting January 2, 2028
April 4, 2024	Vesting April 4, 2027
January 2, 2024	Vesting January 2, 2027

Options Exercised and Stock Vested during Fiscal 2025

The following table provides a summary of the value of RSUs that vested during Fiscal 2025. None of the NEOs held Options during Fiscal 2025.

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
John Giamatteo	513,023	1,963,983
Tim Foote	11,295	40,797
Steve Rai	88,625	345,645
Mattias Eriksson	266,370	799,457
Phil Kurtz	48,783	150,696

[1] RSUs were valued using the fair market value of Common Shares on the vesting date. RSUs held by Messrs. Giamatteo, Foote and Eriksson were valued using the fair market value on the NYSE while RSUs held by Messrs. Rai and Kurtz were valued using the fair market value on the TSX and converted to U.S. dollars using the Bank of Canada closing rate on the day of vest (September 28, 2024 of $1.00 = CDN $1.3499, January 2, 2025 of $1.00 = CDN $1.4418, January 3, 2025 of $1.00 = CDN $1.4442 and January 6, 2025 of $1.00 = CDN $1.4348).

G. Employment Arrangements, Termination and Change of Control Benefits

This section summarizes details of provisions in employment contracts and long-term incentive plans that would trigger payments by, or confer benefits from, the Company to its current NEOs upon termination, a change of control or retirement. The Company has change of control and severance guidelines that cover the NEOs and certain other senior executives. These guidelines are designed to retain key members of management for the benefit of the Company and its shareholders by providing the executives with base line protection in the event of a termination of their employment without cause, including in connection with a change of control.

1. Employment Arrangements

Mr. Giamatteo is employed as Chief Executive Officer of BlackBerry Limited and President, Secure Communications under a written employment contract that was entered into on December 8, 2023, as amended on September 10, 2024 and of as April 1, 2025. Mr. Foote is employed as Chief Financial Officer under a written employment contract that was entered into on July 26, 2024, as amended on September 20, 2024. Mr. Eriksson is employed as President, IoT under a written employment contract that was entered into on April 14, 2021, as amended on September 18, 2024. Mr. Kurtz is employed as Chief Legal Officer and Corporate Secretary under a written employment contract that was entered into on June 27, 2022, as amended on September 6, 2024. Ms. Armstrong-Owen is employed as Chief People Officer under a written employment contract that was entered into on January 9, 2024, as amended on January 10, 2024 and September 6, 2024.

The CNG Committee and Board approved amendments to Mr. Giamatteo's employment agreement, effective as of April 1, 2025, to align his termination entitlements with market peers. Mr. Giamatteo's employment agreement provides for the following:

Termination without Cause or for Good Reason – General	- Company will provide: - current base salary for 24 months (the "**Severance Period**"); - two times VIP payment at then-current target percentage; - regular contributions to continue all health benefits for the duration of the Severance Period (to the extent permitted); - all outstanding entitlements pursuant to any Company equity-based plans continue to vest during the Severance Period, and any vested Options will be exercisable in accordance with the terms of the governing plan or grant agreement; and - earned VIP payment for the fiscal year in which termination occurs, prorated for the period up to the date of termination.

The respective employment agreements of Messrs. Foote, Eriksson and Kurtz and Ms. Armstrong-Owen provide for the following:

Termination without Cause or for Good Reason – General	- Company will provide: - current base salary for 12 months, plus one month of base salary per completed year of service, to a maximum of 24 months from the date of termination (the "**Severance Period**"); - regular contributions to continue all health benefits for the duration of the Severance Period (to the extent permitted); - all outstanding entitlements pursuant to any Company equity-based plans continue to vest during the Severance Period, and any vested Options will be exercisable in accordance with the terms of the governing plan or grant agreement; and - earned VIP and (in the case of Mr. Eriksson) SIP payment for the fiscal year in which termination occurs, prorated for the period up to the date of termination.

Their respective employment agreements of all of the NEOs further provide for the following:

Termination without Cause or for Good Reason – during negotiation of or within 24 months following a Change of Control	- Company will make a lump sum payment equal to two times base salary. - Company will continue to make regular contributions to continue all health benefits for 24 months (to the extent permitted). - In lieu of any bonus or incentive compensation, Company will pay an amount equal to base salary as of the date of termination, multiplied by the then current applicable VIP and (in the case of Mr. Eriksson) SIP target percentage, and then multiplied by two. - All outstanding equity will immediately and automatically become fully vested at the target award and any vested Options will be exercisable for the applicable period of time under the governing plan or grant agreement.
Voluntary resignation or termination for Cause	No entitlement to compensation except for unpaid base salary, vacation earned to date of termination and reasonable unpaid expenses. All benefits cease on date of termination.

With respect to each NEO, "Good Reason" means any of the following: (i) a material and detrimental alteration of the NEO's position, duties or responsibilities with the Company, subject to certain limitations in the context of a Change of Control; (ii) a reduction in the NEO's base salary of at least 10%, except where such reduction is part of a general reduction in the base salary of all members of the executive officers of the Company which does not occur following a change of control and affects the NEO in substantially the same manner as the other executive officers of the Company; (iii) the failure to continue the NEO's participation in any share option, share purchase, profit sharing, bonus or other incentive compensation plan unless the Company provides replacement arrangements which are comparable in the aggregate; (iv) a material breach of the NEO's employment contract by the Company which is not cured by the Company within a specified period; and (v) in the case of Mr. Kurtz, the Company relocating his principal office to a location more than 50 miles from its location as of the date of the employment contract.

For all of the NEOs, no entitlements arise solely if a change of control occurs without termination either during negotiation with the eventual acquiror or within 24 months after the change of control.

If the termination provisions under the respective employment contracts of the NEOs had been triggered on the last day of Fiscal 2025, the value of their entitlements would have been as follows:

	Base Salary ($)	Bonus ($)	Benefits ($)	Retirement Savings ($)[1]	Long-Term Incentive Awards ($)[2]	Total ($)
Termination – Without Cause or for Good Reason						
John Giamatteo	875,000	706,051	30,591	–	2,565,970	4,177,612
Tim Foote	800,000	256,623	39,999	–	704,649	1,801,271
Mattias Eriksson	685,781	434,294	30,333	–	709,397	1,859,805
Phil Kurtz[3]	765,278	250,966	14,290	–	1,006,536	2,037,070
Jennifer Armstrong-Owen	430,192	205,571	30,753	–	340,712	1,007,228

	Base Salary ($)	Bonus ($)	Benefits ($)	Retirement Savings ($)[1]	Long-Term Incentive Awards ($)[2]	Total ($)
Termination – Change of Control[4]						
John Giamatteo	1,400,000	1,400,000	48,945	–	9,984,550	12,833,495
Tim Foote	800,000	600,000	39,999	–	1,782,796	3,222,796
Mattias Eriksson	1,097,250	877,800	48,533	–	1,469,214	3,492,797
Phil Kurtz[3]	765,278	573,959	14,290	–	1,006,536	2,360,063
Jennifer Armstrong-Owen	794,200	516,230	56,775	–	2,095,366	3,462,571

[1] Retirement savings entitlements are based upon the maximum annual employer contributions for 2025 and prorated for each NEO's respective entitlement period.

[2] In the case of a termination without cause or for good reason, absent a change of control for the NEOs, the equity awards do not accelerate and will continue to vest for a period of 15 months after termination in the case of Messrs. Giamatteo and Eriksson, 24 months after termination in the case of Messrs. Foote and Kurtz and 13 months after termination in the case of Ms. Armstrong-Owen. This column reflects numbers and values if the PBRSUs were to vest, based on the performance achievement where known and the target awards for all others. In the event of the death of an NEO, all of the NEO's TBRSUs will automatically vest and all of the NEO's PBRSUs will automatically vest at the target award amount. Share-based amounts in this column were valued using the NYSE closing price of the Common Shares as of February 28, 2025 of $4.71.

[3] All compensation paid in Canadian dollars has been converted to U.S. dollars using the Bank of Canada average rate for Fiscal 2025 of $1.00 = CDN $1.3845.

[4] The amounts under the heading "Termination – Change of Control" are in respect of a termination without cause or for good reason within 24 months following a change of control or during negotiations with the eventual acquiror in the change of control.

If the termination without Cause or for Good Reason provisions under the employment contract of Mr. Giamatteo had been triggered on the Record Date, being after the amendment of his contract effective April 1, 2025, the value of his entitlements would have been as follows:

	Base Salary ($)	Bonus ($)	Benefits ($)	Retirement Savings ($)[1]	Long-Term Incentive Awards ($)[2]	Total ($)
Termination – Without Cause or for Good Reason						
John Giamatteo	1,400,000	2,106,051	48,945	–	9,984,550	13,539,546

[1] Retirement savings entitlements are based upon the maximum annual employer contributions for 2025 and prorated for Mr. Giamatteo's entitlement period.

[2] In the case of a termination without cause or for good reason, absent a change of control, the equity awards do not accelerate and will continue to vest for a period of 24 months after termination. This column reflects numbers and values if the PBRSUs were to vest, based on the performance achievement where known and the target awards for all others. Share-based amounts in this column were valued using the NYSE closing price of the Common Shares as of February 28, 2025 of $4.71.

2. Long-Term Incentive Plans

The Equity Incentive Plan includes provisions relating to a change of control of the Company and termination of employment. See "*Securities Authorized for Issuance Under Equity Compensation Plans – Equity Incentive Plan – Termination Entitlements*" in this Management Proxy Circular for more information.

H. CEO Pay Ratio

For Fiscal 2025, the annual total compensation of the Company's Chief Executive Officer, Mr. Giamatteo, was $1,417,205 and the total compensation of the Company's median employee was $104,388 and the ratio of these amounts is approximately 14:1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the U.S. Exchange Act. The ratio represents a material reduction from the CEO pay ratio disclosed the Company's 2024 management proxy circular primarily due to the deferral of annual long-term incentive awards to NEOs from the last quarter of Fiscal 2025 into the first quarter of Fiscal 2026, as described above. The Company expects the CEO pay ratio to be materially higher in the Company's 2026 management proxy circular due to the granting of the Fiscal 2026 Awards. See "*Executive Compensation – D. Executive Compensation Decision-Making – 3. Compensation Elements and Company Goals – Long-Term Incentive Compensation*" in this Management Proxy Circular.

To determine median employee compensation, the Company analyzed all of its employees using base salary, bonuses, commissions and the grant date fair value of equity awards in Fiscal 2025. The Company applied this measure to the Company's global employee population as of February 28, 2025, the last day of Fiscal 2025, and annualized compensation for regular employees that did not work for the full year. After identifying the median employee, the Company calculated annual total compensation for the median employee according to the methodology used to report the annual compensation of our NEOs in the Summary Compensation Table on page 37. Compensation amounts were determined from the Company's human resources and payroll systems of record. Payments not made in U.S. dollars were converted to U.S. dollars using applicable exchange rates as of February 28, 2025.

Compensation Committee Report

The Compensation Committee reviewed and discussed this Compensation Discussion and Analysis with management of the Company. Based on the review and discussions noted above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Management Proxy Circular.

Members of the Compensation Committee

Lisa Bahash (Chair) and Richard Lynch.

PAY FOR PERFORMANCE

Pursuant to SEC rules, the Company is providing the following information about the relationship between compensation actually paid to the Company's Principal Executive Officers since Fiscal 2021 (each, a "**PEO**"), Messrs. Giamatteo and Chen, and other Named Executive Officers (collectively, the "**non-PEO NEOs**") and certain financial performance metrics of the Company.

Fiscal Year	Summary Compensation Table Total for PEO[1] ($)		Compensation Actually Paid to PEO[2] ($)		Average Summary Compensation Table Total for Non-PEO NEOs[3,4] ($)	Average Compensation Actually Paid to Non PEO NEOs[2,3] ($)	Value of Initial Fixed $100 Investment Based On:		Net Income[7] (MM $)	Company Selected Measure (Revenue)[7] (MM $)
	Giamatteo	Chen	Giamatteo	Chen			Total Shareholder Return[5] ($)	Peer Group Total Shareholder Return[6] ($)		
(a)	(b)		(c)		(d)	(e)	(f)	(g)	(h)	(i)
2025	1,417,205		3,686,845		1,295,625	2,217,180	91.10	179.19	(79)	535
2024	8,417,333	2,041,594	11,774,358	(12,728,406)	1,339,389	699,466	53.77	157.22	(130)	853
2023		3,015,850		(15,424,150)	1,676,613	1,108,219	75.05	124.34	(734)	656
2022		3,017,877		(43,182,123)	3,128,467	3,572,235	132.88	129.90	12	718
2021		3,006,608		36,376,608	3,146,625	11,502,635	194.39	111.05	(1,104)	893

[1] The dollar amounts reported in columns (b) are the amounts of total compensation reported for Messrs. Giamatteo and Chen for each corresponding fiscal year in the "Total" column of the Summary Compensation Table (the "**SCT**"). For Fiscal 2024, Mr. Chen held the position of PEO from March 1, 2023 to and including November 3, 2023; Mr. Lynch held the position of interim PEO from November 4, 2023 to December 11, 2023; and John Giamatteo held the position of PEO from December 11, 2023 to February 29, 2024. Mr. Lynch received a DSU award with a grant date value of $25,000 for his service as interim PEO.

[2] The amounts shown in the table below were deducted from or added to the SCT total compensation, as applicable, in accordance with the SEC-mandated adjustments to calculate Compensation Actually Paid ("**CAP**") to the PEO and the average CAP to the non-PEO NEOs.

[3] The non-PEO NEOs reflected in columns (d) and (e) include the following individuals: Tim Foote (2025); Jennifer Armstrong-Owen (2025); Steve Rai (2021-2025); John Giamatteo (2022-2023); Mattias Eriksson (2022-2025); Phil Kurtz (2023-2025); Sai Yuen (Billy) Ho (2021-2022); Tom Eacobacci (2021); and Marjorie Dickman (2021, 2024).

[4] The dollar amounts reported in column (d) reflect the average amounts of total compensation reported for non-PEO NEOs for each corresponding fiscal year in the "Total" column of the SCT.

[5] Cumulative total shareholder return ("**TSR**") is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and at the beginning of the measurement period by the Company's share price at the beginning of the measurement period. The Company did not pay any dividends during the last four fiscal years.

[6] Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group for which the TSR is provided in column (g) is the Standard and Poor's Software & Services Select Industry Index for Fiscal 2024-2025 and the Standard and Poor's TSX Capped Composite Index for Fiscal 2021-2023. The peer group index was updated in Fiscal 2024 to an index that is more appropriate for the Company based on the market capitalization and other characteristics of its constituent companies. The Fiscal 2025 TSR for the previous peer group was $156.14.

[7] As reported in the Company's Annual Report on Form 10-K for the respective fiscal year.

Reconciliation of Summary Compensation Table Totals to Compensation Actually Paid

In accordance with SEC rules, the following adjustments were made to the Summary Compensation Table total compensation to determine the Compensation Actually Paid for the PEOs and average non-PEO NEO for each year:

	Giamatteo FY2025 ($)	Giamatteo FY2024 ($)	Chen FY2024 ($)	Chen FY2023 ($)	Chen FY2022 ($)	Chen FY2021 ($)	Non-PEO NEO Average FY2025 ($)	Non-PEO NEO Average FY2024 ($)	Non-PEO NEO Average FY2023 ($)	Non-PEO NEO Average FY2022 ($)	Non-PEO NEO Average FY2021 ($)
Summary Compensation Table	1,417,205	8,417,333	2,041,594	3,015,850	3,017,877	3,006,608	1,295,625	1,339,389	1,676,613	3,128,467	3,146,625
(Minus) total reported fair value of all equity awards granted in year	0	(7,499,993)	0	0	0	0	(479,998)	(546,988)	(1,024,822)	(2,536,926)	(2,532,909)
Plus fair value as of year-end of equity awards granted in year and outstanding and unvested as of year-end	0	6,078,712	0	0	0	0	738,621	445,770	1,029,731	1,910,152	5,382,283
Plus or (Minus) year-over-year change, as of year-end, in fair value of awards granted in prior years and outstanding and unvested as of year-end	2,621,934	4,881,038	(11,640,000)	(15,840,000)	(52,920,000)	33,870,000	779,126	(90,362)	(420,544)	1,074,076	5,522,024
Plus or (Minus) year-over-year change, as of year-end, in fair value of awards that vested in the year	(352,294)	(102,732)	(3,130,000)	(2,600,000)	6,720,000	(500,000)	(116,195)	(448,342)	(152,758)	(3,534)	(15,388)
Total Compensation Actually Paid	3,686,845	11,774,358	(12,728,406)	(15,424,150)	(43,182,123)	36,376,608	2,217,180	699,466	1,108,219	3,572,235	11,502,635

All fair values were determined using the closing price of the Common Shares on the NYSE as of the date of grant or vesting, as applicable.

CAP vs. TSR

The chart below illustrates the relationship between the CAP amounts of the PEO and other NEOs and the Company's TSR over the past five fiscal years. The TSR trend line represents the value of a $100 investment made on February 29, 2020.



CAP vs. Revenue

The chart below illustrates the relationship between the CAP amounts of the PEO and other NEOs and the Company's revenue over the past five fiscal years.



CAP vs. Net Income

The chart below illustrates the relationship between the CAP amounts of the PEO and other NEOs and the Company's net income over the past five fiscal years.



Company TSR vs. Peer Group TSR

The chart below compares the Company's TSR, the performance of the Standard and Poor's Software & Services Select Industry Index and the performance of the Standard and Poor's Capped Composite Index over the past five fiscal years. The graph represents the values of $100 investments made on February 29, 2020.



The peer group was updated from Standard and Poor's TSX Capped Composite Index used for Fiscal 2021-2023 as the new index is more appropriate based on the market cap and other characteristics of its constituent companies.

Most Important Financial Performance Measures

The financial performance metrics used to determine the Fiscal 2025 CAP for Mr. Giamatteo in his capacity as PEO were Software and Services Revenue, Adjusted EBITDA Margin Percentage and Corporate Operating Cash Flow.

The financial performance metrics used to determine the Fiscal 2025 CAP for the non-PEO NEOs were Software and Services Revenue, Adjusted EBITDA Margin Percentage, Corporate Operating Cash Flow, IoT Revenue and IoT Controllable Contribution Margin and Total Shareholder Return.

See "*D. Executive Compensation Decision-Making – 3. Compensation Elements and Company Goals – Annual Incentives*" in the CD&A section of this Management Proxy Circular for information on these metrics.

DIRECTOR COMPENSATION

Director Fee Schedule

Directors who are also officers of the Company receive no additional remuneration for acting as directors. Mr. Giamatteo is the only director who is also an officer of the Company.

Director compensation is as outlined in the below chart:

Compensation[1]	Fiscal 2025	Fiscal 2024
Initial retainer	$150,000	$150,000
Annual Board retainer	$270,000	$270,000
Additional annual retainer for Board Chair	$75,000	$75,000
Additional annual retainer for Audit and Risk Management Committee Chair	$25,000	$25,000
Additional annual retainer for Compensation Committee Chair	$20,000	$20,000
Additional annual retainer for Nomination and Governance Committee Chair	$15,000	$15,000

[1] All amounts are in CDN dollars.

Directors who are not officers of the Company are also reimbursed for out-of-pocket expenses for attending all Board and committee meetings.

Initial Board Retainer

An initial one-time Board retainer is paid to each new director who is not a Company officer upon becoming a member of the Board. The initial retainer is payable as an award of DSUs and a director is required to retain all such DSUs until he or she ceases to be a member of the Board.

Annual Board Retainer

Since July 1, 2017, 100% of the annual Board retainer has been payable in DSUs. The committee chair retainers are also 100% payable in DSUs. A director is required to retain all DSUs until he or she ceases to be a member of the Board.

Share Ownership Guidelines

In Fiscal 2012, the Board adopted a guideline that each director who is not an officer of the Company should hold Common Shares and/or DSUs with an aggregate value of not less than four times the annual retainer paid to each director. A director's compliance with these guidelines is assessed based on the greater of the purchase price, grant price or market value of the Common Shares and/or DSUs held by that director. Directors are expected to reach the guideline ownership level within five years of joining the Board, and the DSUs awarded to directors over four years are expected to satisfy the shareholding guideline. The shareholding guideline has been satisfied by each of the non-officer directors of the Company except for Ms. Bahash, Mr. Brace and Ms. O'Neill, each of whom has been a director for less than two years.

Director Compensation Table

Set out below are amounts earned by the non-officer directors in respect of membership on the Board and its committees in Fiscal 2025, 100% of which were paid in DSUs. No other compensation is payable to such directors, other than the reimbursement of expenses.

Name	Total Fees Earned[1]
Lisa Bahash[2]	$192,457
Philip Brace[3]	$199,183
Michael Daniels[4]	$198,253
Lisa Disbrow[5]	$213,073
Richard Lynch[6]	$249,187
Lori O'Neill[7]	$241,356
Laurie Smaldone Alsup[8]	$62,002
Wayne Wouters	$195,016

[1] Director fees are earned in Canadian dollars and have been converted to U.S. dollars using the Bank of Canada average rate of $1 = CDN $1.3845 for Fiscal 2025.

[2] Ms. Bahash joined the Board on September 26, 2024. Her "Total Fees Earned" have been pro-rated accordingly and also include her initial retainer.

[3] Mr. Brace's "Total Fees Earned" include $4,167 on account of his position as Chair of the CNG Committee after November 17, 2024.

[4] Mr. Daniels' "Total Fees Earned" include $10,279 on account of his position as Chair of the CNG Committee until November 17, 2024. Mr. Daniels ceased to be a director as of February 15, 2025.

[5] Ms. Disbrow's "Total Fees Earned" include $18,057 on account of her position as Chair of the Audit and Risk Management Committee.

[6] Mr. Lynch's "Total Fees Earned" include $54,171 on account of his position as Board Chair.

[7] Ms. O'Neill joined the Board on June 25, 2024. Her "Total Fees Earned" have been pro-rated accordingly and also include her initial retainer.

[8] Dr. Smaldone Alsup ceased to be a director as of June 25, 2024.

Outstanding DSU Awards

Set out below is a summary of the outstanding DSU awards for each of the non-officer directors of the Company as at February 28, 2025, including DSUs credited to each director before Fiscal 2025.

Name	Number of DSUs Credited	Market Value of DSUs [1,2]
Lisa Bahash	63,962	$301,261
Philip Brace	112,006	$527,548
Lisa Disbrow	267,052	$1,257,815
Richard Lynch	409,710	$1,929,734
Lori O'Neill	91,065	$428,916
Wayne Wouters	329,329	$1,551,140

[1] DSU awards do not have vesting conditions/requirements and are redeemable by directors upon ceasing to be a member of the Board.

[2] DSU awards were valued using the NYSE closing price of Common Shares on February 28, 2025 of $4.71.

See "*Securities Authorized for Issuance Under Equity Compensation Plans – DSU Plan*" in this Management Proxy Circular for an overview and summary of the key provisions of the DSU Plan.

As of February 28, 2025, 1,273,124 DSUs were outstanding under the DSU Plan, representing approximately 0.21% of the Company's total outstanding Common Shares. Accordingly, as of February 28, 2025, 4,686,430 Common Shares, representing approximately 0.79% of the Company's issued and outstanding Common Shares (on a non-diluted basis), were available for issuance under the DSU Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at the Record Date, there was no indebtedness owing to the Company or any of its subsidiaries by any directors, executive officers, employees or former directors, executive officers or employees of the Company or any of its subsidiaries. In addition, no director or executive officer, proposed nominee for election as a director of the Company, or any associate of any director, executive officer or proposed nominee was indebted to the Company in Fiscal 2025.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The total amount of insurance coverage as at the end of Fiscal 2025 for the directors and officers as a group is $100 million. The annual premium payable by the Company in respect of such insurance is approximately $2.1 million. The directors and officers are not required to pay any premium in respect of this insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

INDEMNIFICATION

Under the *Business Corporations Act* (Ontario), the Company may indemnify a director or officer of the Company against all costs, charges and expenses reasonably incurred by him or her in respect of any civil, criminal or administrative action where he or she has acted honestly and in good faith with a view to the best interests of the Company and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. Further, pursuant to the Company's by-laws, the Company is required to indemnify its directors and officers if they satisfy the above-described conditions.

As is customary for many public corporations, the Company entered into indemnity agreements (the "**Indemnity Agreements**") with its directors and executive officers whereby the Company agreed, subject to applicable law, to indemnify those persons against all costs, charges and expenses which they may sustain or incur in third party actions if such director or officer complied with his or her fiduciary duties and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The Indemnity Agreements further require the Company to pay interim costs and expenses of the director or officer subject to the requirement that the director or officer must repay such costs and expenses if the outcome of any litigation or proceeding establishes that the director or officer was not entitled to indemnification.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company's last completed fiscal year, no proposed nominee for election as a director, nor any associate or any affiliate of any such person or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Proxy Circular. Furthermore, no "informed person" of the Company (as such term is defined under applicable Canadian securities laws), proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Company's most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at February 28, 2025: (i) the number of Common Shares to be issued upon (a) the exercise of Options granted under the Equity Incentive Plan, (b) the vesting and settlement of RSUs granted under the Equity Incentive Plan, and (c) the redemption of outstanding DSUs; (ii) the weighted average exercise price of such Options; and (iii) the number of Common Shares remaining available for future issuance under the Equity Incentive Plan, the DSU Plan, and the Employee Stock Purchase Plan ("**ESPP**").

Plan Category	Number of Common Shares to be issued upon exercise of Options, vesting of RSUs, and redemption of outstanding DSUs	Weighted-average exercise price of outstanding Options	Number of Common Shares remaining available for future issuance under the equity compensation plans
Equity compensation plans approved by shareholders	14,002,813 (Equity Incentive Plan) 1,273,124 (DSU Plan)	–	27,441,655 (Equity Incentive Plan) 4,686,430 (DSU Plan) 1,932,773 (ESPP)
Total[1]	15,632,603	–	33,956,667

[1] The foregoing table excludes 9,144,176 Common Shares issued or issuable under the BlackBerry-Cylance Plan, as described below. See "*Securities Authorized for Issuance Under Equity Compensation Plans – BlackBerry-Cylance Stock Plan*". The weighted-average exercise price of the options granted under the BlackBerry-Cylance Plan as of their grant date was US$3.93. No additional Common Shares are available for future issuance under the BlackBerry-Cylance Plan.

As of February 28, 2025, no Options were outstanding under the Equity Incentive Plan and the number of Common Shares allocated to RSUs was 14,002,813, representing approximately 2.35% of the Company's issued and outstanding Common Shares. As of February 28, 2025, 27,441,655 Common Shares, representing approximately 4.60% of the Company's issued and outstanding Common Shares (on a non-diluted basis), were available for issuance under the Equity Incentive Plan (assuming full deduction of equivalent Common Shares against the share limit for grants under that plan).

The following table shows the Company's burn rate with respect to the issuance of TBRSUs, PBRSUs, Options and DSUs over the past three fiscal years, expressed as a percentage of the weighted average number of outstanding Common Shares for the applicable fiscal year. The table shows gross burn rates without deduction for any awards that were forfeited or that expired prior to vesting during any year.

Award Type	Fiscal 2025	Fiscal 2024	Fiscal 2023
TBRSUs	0.18%	1.32%	1.56%
PBRSUs	0.58%	0.49%	0.49%
Options	0.00%	0.00%	0.00%
DSUs	0.09%	0.07%	0.05%

Each grant of PBRSUs specifies a target award, which reflects the number of PBRSUs that will vest if 100% of the applicable target performance is achieved, and a maximum possible award of 150% of the target award. The PBRSU burn rates shown in the table above reflect the target award.

Equity Incentive Plan

The Equity Incentive Plan was originally approved by the shareholders of the Company at the Company's annual and special meeting on July 9, 2013. Amendments to the Equity Incentive Plan were approved by the shareholders of the Company at the Company's annual and special meetings held on June 23, 2015, June 21, 2017, June 23, 2020 and June 25, 2024.

Overview

The objectives of the Equity Incentive Plan are to assist the Company and its affiliates to attract, retain and motivate executive officers and employees through equity-based awards.

RSUs are notional securities that rise and fall in value based on the value of the Common Shares and are redeemed for Common Shares issued by the Company or for the cash equivalent on vesting dates established at the time of grant, in the sole discretion of the Company. The Compensation Committee believes that RSU awards promote the mid-term and long-term success of the Company by providing additional flexibility in recruiting, motivating and retaining employees based on their current and potential ability to contribute to the success of the Company.

Each awarded Option provides for the issuance of one Common Share by the Company upon the payment of a pre-determined exercise price. Options are granted subject to specified time-based or other vesting conditions and remain exercisable until a defined expiry date.

Other than RSUs and Options (collectively referred to herein as "**Awards**"), no forms of equity incentive are contemplated by the Equity Incentive Plan.

Subject to certain adjustments as described below, the total number of Common Shares available for grant under the Equity Incentive Plan is 60,875,000, representing approximately 10.21% of the Company's issued and outstanding Common Shares as of February 28, 2025.

Three Year Approval of Equity Incentive Plan

The Equity Incentive Plan is considered an "evergreen" plan because: (i) Common Shares that are withheld to satisfy applicable income tax obligations upon the settlement of RSUs are available for subsequent grants under the Equity Incentive Plan, and (ii) Common Shares available for issuance pursuant to awards granted under the Equity Incentive Plan that are forfeited, cancelled or settled for cash are available for subsequent grants under the Equity Incentive Plan. As such, the TSX requires that the Equity Incentive Plan be submitted to shareholders of the Company to approve unallocated entitlements within three years after institution and within every three years thereafter. Unallocated entitlements under the Equity Incentive Plan were most recently approved by the shareholders of the Company at the Company's annual and special meeting on June 22, 2022 and shareholders are being asked to approve unallocated entitlements at the Meeting. See "*Business to be Transacted at the Meeting – 4. Approval of Unallocated Entitlements Under the Equity Incentive Plan*" in this Management Proxy Circular.

Summary of Key Provisions

The following is a summary of the principal provisions of the Equity Incentive Plan:

Administration: The Equity Incentive Plan is administered by the Board, which delegates its authority to the Compensation Committee, as contemplated by the Equity Incentive Plan and the Company's policy on granting equity awards.

Participation: Participation in the Equity Incentive Plan is open to employees of the Company and any of its affiliates that are designated by the Board. Participation in the Equity Incentive Plan is voluntary.

Participation Limits: The number of the Company's Common Shares (i) issued to insiders of the Company within any one year period, and (ii) issuable to insiders of the Company, at any time, under the Equity Incentive Plan, or when combined with all of the Company's security-based compensation arrangements, cannot exceed 10% of the Company's total outstanding Common Shares, respectively. No more than 5% of the Company's outstanding Common Shares may be issued to any one participant under the Equity Incentive Plan or any other security-based compensation arrangement. No more than 10% of the Company's outstanding Common Shares may be issued under the Equity Incentive Plan or any other security-based compensation arrangement in any one-year period.

Award Agreements: Awards will be documented by written Award agreements, which will reflect the specific terms of a particular grant of Options or RSUs. The Board has the discretion to permit the exercise of Awards on other terms as it may determine, provided that no Award may be extended past the prescribed expiry date.

Shares Available and Share Counting: Subject to certain equitable adjustments as provided in the Equity Incentive Plan and described below, a total of 60,875,000 Common Shares are authorized for Awards granted under the Equity Incentive Plan. As of February 28, 2025, 27,441,655 Common Shares remained available for issuance under the Equity Incentive Plan.

Common Shares subject to Cancellation Additions and Withholding Additions will be added to the Common Shares available for Awards under the Equity Incentive Plan. Any Common Shares that again become available for Awards through a Cancellation Addition or a Withholding Addition will be added as one Common Share for every RSU or

Option. Due to Withholding Additions, it is possible that the Equity Incentive Plan may permit the issuance of more than 60,875,000 Common Shares. For greater certainty, the following shares will not be added to the Common Shares available for Awards under the Equity Incentive Plan: (i) shares tendered or withheld in payment of the purchase price of an Option; (ii) shares tendered or withheld to satisfy any tax withholding obligation with respect to Options; and (iii) shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options.

Substitute Awards: Substitute Awards (as defined below) will not reduce the shares authorized for grant under the Equity Incentive Plan, nor will shares subject to a Substitute Award be added to the shares available for Awards under the Equity Incentive Plan as provided above. Additionally, in the event that a company acquired by the Company or any subsidiary of the Company or with which the Company or any subsidiary of the Company combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or arrangement, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or arrangement to determine the consideration payable to the holders of common shares of the entities party to such acquisition or arrangement) may be used for Awards under the Equity Incentive Plan and will not reduce the shares authorized for grant (and shares subject to such awards will not be added to the shares available for Awards); provided that Awards using such available shares will not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or arrangement, and will only be made to individuals who were not employees or directors of the granting company prior to such acquisition or arrangement.

For purposes of the Equity Incentive Plan, "**Substitute Awards**" means Awards granted or shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any subsidiary of the Company or with which the Company or any subsidiary of the Company amalgamates.

Pricing: Options must have an exercise price of not less than the closing trading price of the Common Shares on the NYSE on the grant date or, if there is no closing trading price on that date, on the last preceding trading day. RSU Awards may either be expressed as a number of RSUs or be based on an aggregate dollar value of the Award to be granted and divided by the closing trading price of the Common Shares on the NYSE on the grant date.

Shareholder approval is expressly required to:

  (a) reduce the exercise price of an Option after it is granted;

  (b) cancel an Option when the exercise price per share exceeds the then current market value in exchange for cash or another Award (other than in connection with a Change of Control (as defined below)); or

  (c) take any other action that would be treated as a repricing under TSX or NYSE rules.

Restrictions on Dividends: No dividends or dividend equivalents may be granted, and none are payable, in connection with an Option or an RSU.

Restrictions on Transfer: Except as required by law, the rights of a participant under the Equity Incentive Plan are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the participant. Awards may be exercised during the life of the participant only by the participant or the participant's guardian or legal representative.

Terms and Expiry: Options may be granted having a term not to exceed five years. The term and vesting of Options is at the discretion of the Compensation Committee and will be reflected in an Award agreement. Except as provided in the applicable Award agreement, RSUs have a term that expires not later than December 31 of the third calendar year after the applicable Award date. The term and specific vesting conditions for an RSU Award is at the discretion of the Compensation Committee and will be reflected in an Award agreement. If an Option would otherwise expire during a trading blackout period, the term of such Option shall automatically be extended until ten (10) business days after the end of the blackout period.

Termination Entitlements: Upon termination of employment for reasons other than death, all unvested Awards are forfeited (subject to the provisions below relating to a Change of Control, and to the provisions of any Award agreement made at the discretion of the Board). Options that are vested on the termination date may be exercised until the earlier of their stated expiry date and 90 days after the termination date. Upon the death of a participant, all unvested Awards will immediately vest. The vested Options may be exercised by the participant's estate until the earlier of their stated expiry date and six months after the date of the participant's death, and the vested RSUs will be settled by a cash payment to the participant's estate.

If, on or following a Change of Control, (A) a participant's employment is terminated other than for cause during the Change of Control Period (as defined below), or (B) the Company or a successor issuer in the Change of Control has not assumed or replaced on substantially similar terms the participant's existing Awards, then (i) all Awards will immediately vest, (ii) all restrictions on such Awards will lapse and (iii) all vested Options may be exercised until the earlier of their stated expiry date and one year after the termination date or the effective date of the Change of Control, as applicable, after which time all Options will expire and all vested RSUs will be settled by a cash payment to the participant.

For purposes of the Equity Incentive Plan, a "**Change of Control**" is defined as of any of the following events:

(a) an amalgamation, merger, consolidation, arrangement or other reorganization as a result of which the holders of the Company's Common Shares immediately prior to the completion of that transaction hold less than a majority of the shares after completion of that transaction;

(b) any individual, entity or group of persons acting jointly or in concert, acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the Company's Common Shares, or any other transaction of similar effect;

(c) the Company sells or otherwise transfers all or substantially all of its assets (other than a disposition or transfer of assets to an affiliate of the Company as part of a reorganization), where the holders of the Company's Common Shares immediately prior to the completion of that transaction hold less than a majority of the Common Shares of the acquiring person immediately after the completion of such transaction; or

(d) as a result of or in connection with the contested election of directors, the nominees named for election in the Company's most recent management information circular do not constitute a majority of the Board.

The "**Change of Control Period**" is the shorter of (i) 24 months following a Change of Control, and (ii) the period of time following a Change of Control that is specified in a participant's employment agreement.

Change of Control: In the event of a Change of Control, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the participants in, and to prevent the dilution or enlargement of, any Options or RSUs, which unless otherwise provided in an Award agreement shall include ensuring that the Company or any entity which is or would be the successor to the Company or which may issue securities in exchange for shares upon the Change of Control becoming effective will assume each outstanding Award, or will provide each participant with new or replacement or amended Options or RSUs which will continue to vest following the Change of Control on similar terms and conditions as provided in the Equity Incentive Plan.

Amendments: The Board has the authority, in the case of specified capital reorganizations affecting the Company, to amend or adjust outstanding Awards including changes to adjust (i) the number of Common Shares that may be acquired on the exercise of outstanding Options, (ii) the exercise price of outstanding Options, or (iii) the number of RSUs credited to a participant, in order to preserve proportionately the rights and obligations of participants.

The Board also reserves the right to amend, suspend or terminate the Equity Incentive Plan, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). The Board may make amendments to the Equity Incentive Plan or outstanding Awards without shareholder approval, except for the following amendments:

- increasing the number of Common Shares reserved for issuance under the Equity Incentive Plan or other plan limits;

- changing the definition of those participants who are eligible to participate in the Equity Incentive Plan;

- reducing the exercise price of an Option (other than in connection with a capital reorganization) or any cancellation and reissuance of an Option;

- extending the expiry date of an Award other than as contemplated by the Equity Incentive Plan;

- permitting Awards to be transferred other than upon death;

- permitting the addition or modification of a cashless exercise feature, payable in cash or shares, unless it provides for a full deduction of the number of underlying shares from the Equity Incentive Plan share reserve;

- changing the amendment provisions of the Equity Incentive Plan; or

- other amendments that require shareholder approval under applicable law or stock exchange rules.

Examples of amendments that the Board may make without shareholder approval include, without limitation, (i) housekeeping amendments, (ii) amendments to comply with tax laws, (iii) amendments to reduce or restrict participation, and (iv) amendments to accelerate vesting.

On December 19, 2013, the Equity Incentive Plan was amended by the Board to provide for (a) the cashless exercise of Options by the participant making an election for the receipt of either (i) an amount in cash per Option, or (ii) a net number of Common Shares (in each case, net of any applicable withholding taxes or deductions) equal to the difference between the exercise price of the Option and the price at which a securities dealer designated by the Company is able to sell the Common Shares in the capital markets on the trading day that the exercise notice is given by the participant (with a full deduction of the underlying Common Shares from the plan reserve), and (b) the automatic extension of the vesting period of Awards for certain approved leaves. Shareholder approval of such amendments was not required as the amendments were covered under the general amendment provisions of the Equity Incentive Plan.

On May 2, 2018, the Equity Incentive Plan was amended by the Board to change the definition of "Market Value" to refer to the NYSE instead of to the Nasdaq Stock Market. Shareholder approval of such amendment was not required pursuant to the general amendment provisions of the Equity Incentive Plan.

On May 7, 2020, the Board unanimously approved an amendment to the Equity Incentive Plan under which the maximum number of Common Shares authorized for issuance thereunder was increased to 45,875,000 Common Shares, which amendment was subsequently approved by the shareholders of the Company at the annual and special meeting held on June 23, 2020.

On September 27, 2022, the Board unanimously approved amendments to the Equity Incentive Plan to provide for the designation of a beneficiary in the event of the death of a participant. Shareholder approval of such amendments was not required pursuant to the general amendment provisions of the Equity Incentive Plan.

On May 3, 2024, the Board unanimously approved amendments to the Equity Incentive Plan under which the maximum number of Common Shares authorized for issuance thereunder was increased to 60,875,000 Common Shares and providing that each Option granted would count as one Common Share against the Common Share reserve, together with certain housekeeping amendments. These amendments were subsequently approved by the shareholders of the Company at the annual and special meeting held on June 25, 2024. No subsequent amendments have been made to the Equity Incentive Plan.

<u>U.S. Federal Income Tax Consequences</u>

The following is a general summary under current law of certain United States federal income tax consequences to the Company and Participants who are citizens or individual residents of the United States relating to awards granted under the Equity Incentive Plan. This summary addresses the general tax principles that apply to such awards and is provided only for general information. Certain kinds of taxes, such as foreign state and local income taxes and payroll taxes, are not discussed. This summary is not tax advice and it does not discuss all aspects of federal taxation that may be relevant to the Company and Participants. Accordingly, the Company urges Participants to consult their own tax advisors as to the specific tax consequences of participation in the Equity Incentive Plan under applicable laws.

<u>Options</u>: Options granted under the Equity Incentive Plan are non-qualified stock options, meaning that they are not intended to qualify as incentive stock options that meet the requirements of Section 422 of the United States Internal Revenue Code of 1986, as amended (the "**Code**"). A Participant generally will not recognize taxable income when granted an Option. When the Participant exercises the Option, he or she generally will recognize taxable ordinary income equal to the excess of the fair market value of the Common Shares received on the exercise date over the aggregate exercise price of the Option. The Participant's tax basis in the Common Shares acquired on exercise of the Option will be increased by the amount of such taxable income. The Company generally will be entitled to a federal income tax deduction in an amount equal to the ordinary income that the Participant recognizes. When the Participant sells the Common Shares acquired on exercise, the Participant generally will realize long-term or short-term capital gain or loss, depending on whether the Participant holds the Common Shares for more than one year before selling them.

<u>RSUs</u>: A Participant generally will not recognize income at the time an RSU is granted. When the RSU vests and is settled for Common Shares or cash, the Participant generally will recognize as income an amount equal to the fair market value of the Common Shares or the amount of cash on the date of settlement, and the Company generally will be allowed a corresponding federal income tax deduction at that time. When the Participant sells any Common Shares acquired on settlement, the Participant generally will realize long-term or short-term capital gain or loss, depending on whether the Participant holds the Common Shares for more than one year before selling them.

DSU Plan

<u>Overview</u>

The DSU Plan was created to align director and shareholder interests, in that the value of DSUs is tied directly to the value of Common Shares. The DSU Plan also facilitates directors' effective investment in Common Shares pursuant to the Company's share ownership guidelines, as described under "*Director Compensation – Share Ownership Guidelines*".

Under the DSU Plan, each director who is not an officer of the Company is credited with DSUs in satisfaction of 100% of his or her initial and annual retainers. Under the DSU Plan, DSUs are granted and allocated to a notional account on a quarterly basis (with the exception of DSUs granted in respect of the initial Board retainer, which are granted in their entirety on the first award date after the director joins the Board). Additional DSUs would be granted in relation to any dividends paid during the time that DSUs are credited to the director, on a per equivalent Common Share basis. Each DSU has an initial value equal to the market value of a Common Share at the time the DSU is granted. A director cannot redeem DSUs until the director ceases to be a member of the Board or a director of an affiliate of the Company (or if he or she continues to be employed by the Company or an affiliate, following termination of his or her service). The DSUs will be redeemed no later than December 15 of the calendar year commencing immediately after the calendar year in which the director ceases to be a member of the Board or an employee of the Company or an affiliate, applicable. DSUs may, at the option of the Company, be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Common Shares over the five trading days preceding the redemption date. Alternatively, the redemption value may be satisfied by the delivery of Common Shares equal to the number of DSUs credited to the participant, either issued from treasury or purchased on behalf of the participant in the secondary market.

<u>Three Year Approval of DSU Plan</u>

The DSU Plan is considered an "evergreen" plan because the maximum number of Common Shares issuable from treasury upon redemption of DSUs is expressed as a percentage of the number of Common Shares issued and outstanding from time to time. As such, the TSX requires that the DSU Plan be submitted to shareholders of the Company to approve unallocated entitlements within three years after the initial approval of the DSU Plan by shareholders, and within every three years thereafter. The Company's shareholders initially approved the DSU Plan on June 19, 2014 and most recently approved all unallocated entitlements under the DSU Plan at the Company's annual and special meeting held on June 27, 2023.

<u>Summary of Key Provisions</u>

The following is a summary of the principal provisions of the DSU Plan:

<u>Administration</u>:   The DSU Plan is administered by the Compensation Committee, which may delegate any administrative responsibilities to an officer of the Company.

<u>Participation</u>: Participation in the DSU Plan is open to non-executive directors of the Company. Participation in the DSU Plan is mandatory in connection with a director's initial retainer and annual retainer, as described above.

<u>Insider Limits</u>: As under the Company's other security-based compensation arrangements, no more than 10% of the Company's outstanding Common Shares may be issued to insiders of the Company in any one-year period pursuant to the DSU Plan or any other security-based compensation arrangements, and no more than 10% of the Company's outstanding Common Shares may be issuable at any time pursuant to the DSU Plan or any other security-based compensation arrangement in the aggregate.

<u>Plan Maximum</u>: The total number of Common Shares issuable from treasury under the DSU Plan is 1% of the issued and outstanding Common Shares from time to time. There is no restriction on the redemption of DSUs for cash, or in consideration for Common Shares purchased in secondary market transactions.

<u>Participation and Elections</u>: Accounts are maintained for each participating director, to which DSUs granted under the DSU Plan are credited.

<u>Account and Pricing</u>: DSUs granted to a director are credited to his or her account on the first business day of a fiscal quarter (or for a departing director, on the last business day on which he or she serves as a director) (an "**Award Date**"). DSUs granted in connection with a director's initial retainer are credited in full on the first Award Date after joining the Board. Subsequent grants in respect of the annual retainer are made in quarterly instalments, prorated for the period of service, as applicable. DSUs are fully vested when granted.

The number of DSUs to be granted from time to time is determined by dividing the amount of the retainer or other fees otherwise payable on the Award Date by the closing trading price of the Common Shares on that date on the TSX.

<u>Dividends</u>: As of any dividend payment date, a participating director's account will be credited with additional DSUs, determined by dividing (a) the product of the per share dividend and the number of DSUs credited in the account on the dividend record date, by (b) the closing trading price of a Common Share on the applicable date on the TSX (for Canadian participants) or NYSE (for U.S. participants).

<u>Redemption and Payout</u>: DSUs may not be redeemed while a participant continues to serve as a director of the Company or of an affiliate (provided that the redemption may be deferred if the person continues to be employed by the Company or an affiliate).

Following a specified period after the end of the participant's service (or after the end of a blackout period in effect at that time, or such later date as may be agreed by the participant and the Company, subject to certain limitations), the DSUs credited to the participant will be redeemed. On redemption, the Company may elect to:

- pay a cash amount equal to the product of the number of DSUs credited to the account and the five-day weighted average trading price of the Common Shares on the TSX (for Canadian participants) or NYSE (for U.S. participants);

- cause a broker to acquire in the secondary market on behalf of the participant a number of Common Shares equal to the number of whole DSUs credited to the account; or

- issue from treasury a number of Common Shares equal to the number of whole DSUs credited to the account;

in each case, less applicable withholding taxes, and with a cash payment calculated as described above in respect of any fractional DSUs.

<u>Restrictions on Transfer</u>: DSUs are non-transferable but may be redeemed following the incapacity or death of a director, with the proceeds disbursed to a director's guardian or legal representative.

<u>Amendments</u>: The Board has the authority, in the case of specified capital reorganizations affecting the Company, to amend or adjust DSUs credited to an account including changes to adjust the number of DSUs credited to a participant in order to preserve proportionately the rights and obligations of participants.

The Board also reserves the right to amend, suspend or terminate the DSU Plan, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). However, the DSU Plan may not be amended, suspended or terminated in a way that would result in certain adverse tax consequences under U.S. or Canadian federal income tax laws. The Board may make amendments to the DSU Plan or outstanding DSUs without shareholder approval, including the following types of amendments:

- amendments of a "housekeeping" or administrative nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the DSU Plan or to correct or supplement any provision of the DSU Plan that is inconsistent with any other provision of the DSU Plan;

- amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NYSE and certain tax laws);

- amendments respecting administration of the DSU Plan;

- any amendment to add or modify the vesting or redemption provisions of the DSU Plan or any DSU;

- any amendment to the definition of "participant" or otherwise relating to the eligibility of any participant;

- any amendment to facilitate the participation in the DSU Plan by, and the granting of DSUs to, directors who are subject to the laws of countries other than those of Canada, which grants may have terms and conditions that differ from the terms thereof as provided elsewhere in the DSU Plan for the purpose of complying with foreign laws;

- amendments necessary to suspend or terminate the DSU Plan; and

- any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and NYSE).

Shareholder approval will be required for the following amendments:

- amendments to the number of Common Shares issuable from treasury under the DSU Plan, including an increase to a fixed number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

- amendments which would permit discretionary grants of DSUs to directors;

- amendments to remove or exceed the insider participation limits;

- amendments to the amendment provision; and

- amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations, and policies of the TSX and NYSE).

On May 2, 2018, the DSU Plan was amended by the Board to change references to the Nasdaq Stock Market to the NYSE. Shareholder approval of such amendment was not required pursuant to the general amendment provisions of the DSU Plan. No subsequent amendments have been made to the DSU Plan.

Employee Share Purchase Plan

The ESPP was introduced in 2015 to enable eligible employees to acquire Common Shares in a convenient and systematic manner through payroll deductions, in order to encourage a proprietary interest in the operation, growth and development of the Company. The ESPP was approved by the shareholders of the Company at the Company's annual and special meeting held on June 23, 2015 and an amendment to the ESPP was approved by the shareholders of the Company at the Company's annual and special meeting held on June 23, 2020.

Administration: The ESPP is administered by the Board, which may delegate its authority to the Compensation Committee as contemplated by the ESPP.

Eligibility; Participation: Unless otherwise determined by the Board, participation in the ESPP is open to employees of the Company and any of its affiliates that are designated by the Board who are customarily employed for at least 20 hours per week and more than five months in any calendar year. Participation in the ESPP is voluntary. To participate in the ESPP, an eligible employee authorizes payroll deductions in an amount between 1% to 15% of his or her eligible compensation to be contributed to the ESPP, provided that a participant's payroll deductions may not exceed $30,000 in any calendar year. Such contributions are used to purchase Common Shares at the end of each offering period. Each offering period is six months in duration, commencing on October 1 and April 1 of each year.

Eligible employees may elect to increase or decrease payroll deductions for the current offering period not later than five business days following the first day of such offering period or may elect to withdraw from the ESPP at least 30 business days before the last trading day of an offering period, provided that individuals subject to a trading blackout may not enroll or withdraw from the ESPP or make changes to payroll deductions during a blackout period.

Purchase Price: The purchase price for the Common Shares purchased under the ESPP is determined by the Board and will not be less than 85% of the closing price of the Common Shares on the TSX (for participants paid in Canadian dollars) or NYSE (for participants paid in U.S. dollars) on the last trading day of each offering period. As an alternative to permitting participants to purchase Common Shares at a discount, with the approval of the Board, the Company or any of its designated affiliates may provide a participant with cash contributions to purchase Common Shares in an amount not exceeding 15% of the participant's accumulated payroll deductions during each offering period.

Participation Limits: The number of Common Shares (i) issued to insiders of the Company within any one year period, and (ii) issuable to insiders of the Company, at any time, under the ESPP, or when combined with all of the Company's security-based compensation arrangements, cannot exceed 10% of the Company's total outstanding Common Shares, respectively. No more than 5% of the Company's outstanding Common Shares may be issued to any one participant under the ESPP or any other security-based compensation arrangement. No more than 10% of the Company's outstanding Common Shares may be issued under the ESPP or any other security-based compensation arrangement in any one-year period.

Shares Available: The total number of Common Shares available for issuance under the ESPP is 10,000,000, representing approximately 1.68% of the issued and outstanding Common Shares as of February 28, 2025. As of February 28, 2025, the number of Common Shares remaining available for future issuance under the ESPP was

1,932,773, representing approximately 0.32% of the then issued and outstanding Common Shares. Common Shares purchased under the ESPP may be issued from treasury or acquired on the open market.

Restrictions on Transfer: The rights of a participant under the ESPP are not capable of being assigned, transferred, pledged or otherwise disposed of in any way by the participant (other than by will, the laws of descent and distribution or to a designated beneficiary upon death, as provided in the ESPP).

Termination Entitlements: Upon termination of employment, a participant is no longer an eligible employee under the ESPP and the participant will be withdrawn from the ESPP. Upon withdrawal from the ESPP, all payroll deductions from the ESPP that have not been used to purchase Common Shares will be returned to the participant and all Common Shares held in the participant's ESPP account must be withdrawn within 90 days of the participant's withdrawal from the ESPP.

Amendments: The Board has the authority, in the case of specified capital reorganizations affecting the Company, to determine appropriate equitable adjustments, if any, to be made under the ESPP, including adjustments to the number of Common Shares which have been authorized for issuance under the ESPP, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the ESPP. The Board also reserves the right to amend, suspend or terminate the ESPP, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). The Board may make amendments to the ESPP without shareholder approval, except for the following amendments:

- increasing the number of Common Shares reserved for issuance under the ESPP;

- removing or exceeding the insider participation limits;

- reducing the purchase price payable for Common Shares under the ESPP;

- increasing the maximum amount of employer contributions permitted under the ESPP;

- changing the amendment provisions of the ESPP;

- extending eligibility to participate in the ESPP to non-employees; or

- other amendments that require shareholder approval under applicable law or stock exchange rules.

Examples of amendments that the Board may make without shareholder approval include, without limitation, (i) changes of a housekeeping nature, (ii) changes to the offering periods, (iii) changes to enrollment procedures, and (iv) changes to the entitlements upon termination of employment.

On May 2, 2018, the ESPP was amended by the Board to change references to the Nasdaq Stock Market to the NYSE. Shareholder approval of such amendment was not required pursuant to the general amendment provisions of the ESPP.

On May 7, 2020, the Board unanimously approved an amendment to the ESPP under which the maximum number of Common Shares authorized for issuance thereunder was increased to 10,000,000 Common Shares, which amendment was subsequently approved by the shareholders of the Company at the annual and special meeting held on June 23, 2020. No subsequent amendments have been made to the ESPP.

U.S. Federal Income Tax Consequences

The following is a general summary under current law of certain United States federal income tax consequences to the Company and employees who are citizens or individual residents of the United States relating to purchases of Common Shares under ESPP offerings that are intended to comply with Section 423 of the Code. This summary addresses the general tax principles that apply to such purchases and is provided only for general information. Certain kinds of taxes, such as foreign, state and local income taxes and payroll taxes, are not discussed. This summary is not tax advice and it does not discuss all aspects of federal taxation that may be relevant to the Company and employees. Accordingly, the Company urges employees to consult their own tax advisors as to the specific tax consequences of participation in the ESPP under applicable laws.

An employee's federal income tax liability will depend on whether the employee makes a qualifying or disqualifying disposition of the Common Shares purchased under the ESPP. A qualifying disposition will occur if the sale or other disposition of the shares is made after the employee has held the shares for both of the following holding period periods: more than two years after the start date of the offering period in which the shares were purchased, and more than one year after the purchase date. A disqualifying disposition is any sale or other disposition that is made before either of these minimum holding periods are met.

In the case of a qualifying disposition, an employee generally will recognize ordinary income in the year of the qualifying disposition equal to the lower of the actual gain and the purchase price discount. The actual gain is equal to the fair market value of the shares on the date of the qualifying disposition, minus the purchase price for the shares. The purchase price discount is equal to the fair market value of the shares on the start date of the offering period, minus the purchase price for the shares. This amount of ordinary income is added to the employee's basis in the shares, and any additional gain recognized on the qualifying disposition is long-term capital gain. If the fair market value of the shares on the date of the qualifying disposition is less than the purchase price, there is no ordinary income, and any loss recognized is a long-term capital loss. If shares purchased by an employee under the ESPP are disposed of in a qualifying disposition, the Company does not receive a deduction in connection with the purchase, holding or disposition of the shares by the employee.

In the case of a disqualifying disposition, an employee generally recognizes ordinary income in the year of the disqualifying disposition in an amount equal to the fair market value of the shares on the purchase date, minus the purchase price paid for the shares. The amount of this ordinary income is then added to the employee's basis in the shares, and any resulting gain or loss recognized on the disposition is a capital gain or loss. The gain or loss will be long-term if the shares are held for more than one year. The Company generally will be entitled to a deduction in the year of the disqualifying disposition equal to the amount of ordinary income that the participant recognized on the disposition.

BlackBerry-Cylance Stock Plan

<u>Overview</u>

On February 21, 2019, the Company completed its acquisition of Cylance. In connection with the acquisition, the Company agreed to assume the unvested Cylance stock options and restricted stock units that were outstanding at closing under Cylance's Amended and Restated 2012 Stock Plan (the "**Cylance Awards**"). The Company established the BlackBerry-Cylance Stock Plan (the "**BlackBerry-Cylance Plan**") to give effect to the assumption of these incentives. The Company replaced each unvested Cylance stock option and restricted stock unit with a Company stock option (each, a "**Replacement Option**") or restricted share unit (each, a "**Replacement RSU**"), as applicable, granted under the BlackBerry-Cylance Plan having the same material terms and conditions as the former Cylance Awards. The assumed incentives and their exercise price, as applicable, were adjusted in accordance with the per share consideration paid for Cylance by the Company.

The total number of Common Shares that were available for grant under the BlackBerry-Cylance Plan was 9,144,176 (consisting of 8,320,130 Common Shares in respect of Replacement Options and 824,046 Common Shares in respect of Replacement RSUs), representing approximately 1.53% of the Company's issued and outstanding Common Shares as of February 28, 2025. Under the BlackBerry-Cylance Plan, 141,329 Replacement Options and no Replacement RSUs remained outstanding as of February 28, 2025. No new awards may be granted under the BlackBerry-Cylance Plan.

<u>Summary of Key Provisions</u>

The following is a summary of the principal provisions of the BlackBerry-Cylance Plan:

<u>Participation Limits</u>: The number of the Company's Common Shares (i) issued to insiders of the Company within any one-year period, and (ii) issuable to insiders of the Company, at any time, under the BlackBerry-Cylance Plan, or when combined with all of the Company's security based compensation arrangements, cannot exceed 10% of the Company's total outstanding Common Shares, respectively. No more than 10% of the Company's outstanding Common Shares may be issued under the BlackBerry-Cylance Plan or any other security-based compensation arrangement in any one-year period.

Shareholder approval is required to:

  (a) reduce the exercise price of a Replacement Option after it is granted;

  (b) cancel a Replacement Option when the exercise price per share exceeds the then-current market value in exchange for cash or another award (other than in connection with a change of control of the Company; or

  (c) take any other action that would be treated as a repricing under TSX or NYSE rules.

<u>Restrictions on Transfer</u>: Unless determined otherwise by the Board, awards may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or the laws of descent and distribution.

<u>Term and Expiry</u>: Replacement Options have a term not to exceed ten years. The term and vesting conditions of Replacement Options and Replacement RSUs are based on the terms and conditions of the prior Cylance Awards and are reflected in an award agreement. If a Replacement Option would otherwise expire during a trading blackout period, the term of such Replacement Option shall automatically be extended until ten (10) business days after the end of the blackout period.

<u>Termination Entitlements</u>: Upon termination of employment for reasons other than disability, all unvested Replacement Options are forfeited (subject to the provisions of any award agreement made at the discretion of the Board, and subject further to the Board's discretion in the case of termination of employment due to disability). Replacement Options that are vested on the termination date may be exercised until the earlier of their stated expiry date and 90 days after the termination date. Replacement Options that are vested at the date of termination of employment due to disability may be exercised until the earlier of their stated expiry date and 12 months after the termination date. Upon the death of a participant, the vested Replacement Options may be exercised by the participant's estate until the earlier of their stated expiry date and 12 months after the date of the participant's death.

<u>Change of Control</u>: In the event of a change of control of the Company, the Board may in its discretion (i) provide for the assumption or substitution of, or adjustment to, an outstanding award by the successor corporation, (ii) terminate an outstanding award (whether or not fully vested) for a cash payment determined in accordance with the BlackBerry-Cylance Plan, (iii) provide for termination of an award on such terms and conditions as the Board deems appropriate, or (iv) accelerate the vesting or settlement of an outstanding award in whole or in part.

<u>Amendments</u>: The Board reserves the right to amend, suspend or terminate the BlackBerry-Cylance Plan, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). The Board may make amendments to the BlackBerry-Cylance Plan or outstanding awards without shareholder approval, except for the following amendments:

  • increasing the number of Common Shares reserved for issuance under the BlackBerry-Cylance Plan or other plan limits;

  • reducing the exercise price of a Replacement Option (other than in connection with a capital reorganization) or any cancellation and reissuance of a Replacement Option;

- extending the expiry date of a Replacement Option other than as contemplated by the BlackBerry-Cylance Plan;

- permitting awards to be transferred other than upon death; or

- other amendments that require shareholder approval under applicable law or stock exchange rules.

Examples of amendments that the Board may make without shareholder approval include, without limitation, (i) housekeeping amendments, (ii) amendments to comply with tax laws, and (iii) amendments to accelerate vesting.

Company's Policy on Granting Equity Awards

The Board has adopted a policy on granting equity awards (the "Awards Policy"), which is summarized below.

Under the Awards Policy, only the Compensation Committee may grant equity awards pursuant to the authority delegated to it by the Board in accordance with the terms of the Equity Incentive Plan and the Awards Policy. There is no further delegation of the authority of the Compensation Committee to grant equity awards to any other member of the Board or to any other officer or employee of the Company.

Except as provided below, all equity award grants, including periodic grants, promotional grants and new hire grants, are made only on a quarterly basis during the two-week period beginning on the day immediately preceding the date on which the Company publicly releases its quarterly or annual earnings results (the "**Grant Window**"); provided that a Special Trading Blackout (as defined in the Company's Insider Trading Policy) is not then in effect (and is not expected to be in effect when the Regular Trading Blackout (as defined in the Company's Insider Trading Policy) terminates following the public release of the Company's results). The award shall be made as of the later of (i) the end of the first trading day following the Company's public release of its results, in order to permit the pricing of the award to reflect one full day of trading in the Common Shares following the release of the results, and (ii) the date during the Grant Window on which the Compensation Committee approves the award grants, in each case unless a Special Trading Blackout is then in effect, in which event the award date shall be made as of the end of the first full trading day following the termination of the Special Trading Blackout. Except as provided below, no grant may be made with any other award date, including for greater certainty, any earlier date. In accordance with the Equity Incentive Plan, the exercise price with respect to an option may not be less than the closing price of the Common Shares on the TSX or NYSE on the award date.

If a Special Trading Blackout is in effect at the time the Compensation Committee would otherwise approve quarterly grants (or is expected to be in effect when the Regular Trading Blackout terminates following the release of the Company's results), equity award grants may be made by the Compensation Committee during the ten-day period beginning at the end of the first full trading day following the termination of the Special Trading Blackout.

Under exceptional and limited circumstances, equity awards may be granted by the Compensation Committee at any time other than during a trading blackout, so long as the grant is approved by the Compensation Committee at a duly convened meeting of the Compensation Committee held for that purpose. In connection with the hiring of a new employee pursuant to this exception, the award date will be the date the new employee commences employment with the Company, which is the date the individual is placed on the Company's payroll at his or her full-time salary amount. No grant may be made with an award date prior to the date the Compensation Committee approves the grant of the equity award.

At least annually, the Compensation Committee will approve ranges for the dollar value of equity awards for periodic grants, promotional grants and new hire grants, which ranges will be used as a guideline by management in proposing grants of equity awards. On a quarterly basis (or as appropriate in the case of a proposed equity award grant pursuant to the "exceptional and limited circumstances" exception described above), management of the Company through the Equity Award Administrator will prepare a report of proposed equity award grants by category of award to be considered by the Compensation Committee, which report will include certain specified information.

The report prepared by management through the Equity Award Administrator will be reviewed by the Company's Chief Financial Officer before approval by the Compensation Committee.

All grants will be made pursuant to a standard form of equity award agreement previously approved by the Compensation Committee unless the Compensation Committee determines otherwise.

Grants of equity awards to employees in France must also comply with additional requirements set forth in the Company's Guidelines for Issuance of Options to Employees in France, as amended from time to time.

CORPORATE GOVERNANCE

The Company is subject to the requirements of the U.S. *Sarbanes-Oxley Act of 2002* and comparable requirements under Canadian provincial securities legislation, and to the requirements of the SEC, NYSE and TSX, including those relating to the certification of financial and other information by the Company's Chief Executive Officer and Chief Financial Officer; oversight of the Company's external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Company's external auditors; and the establishment of procedures for the anonymous submission of employee's complaints regarding the Company's accounting practices (commonly known as whistle-blower procedures).

Set out below is a description of the corporate governance practices of the Company, including a description of the Company's committees, and disclosure as required pursuant to National Instrument 58-101 – *Disclosure of Corporate Governance Practices*.

1.   Board of Directors

Independence

National Policy 58-201 – *Corporate Governance Guidelines* of the Canadian Securities Administrators recommends, and NYSE listing standards require, that boards of directors of reporting issuers be composed of a majority of independent directors. A director is considered independent only where the board determines that the director has no material relationship with the Company. Director independence of each of the current directors is determined by the Board with reference to the requirements as set forth by Canadian securities regulators in National Instrument 52-110 – *Audit Committees*, the rules of the NYSE and SEC rules and regulations (collectively, the "**Rules and Regulations**").

All but one of the nominees for election as directors at the Meeting are independent within the meaning of the Rules and Regulations: Messrs. Brace, Lynch and Wouters, and Mss. Bahash, Disbrow and O'Neill. Mr. Giamatteo, who is also a nominee for election as a director at the Meeting, does not qualify as an independent director since he is currently the Chief Executive Officer of the Company. The Chair of the Board and the chairs of the standing committees of the Board, namely the Audit and Risk Management Committee, the Compensation Committee, and the Nomination and Governance Committee, are currently independent directors within the meaning of the respective Rules and Regulations applicable to each committee. Throughout Fiscal 2025, the responsibilities of the Compensation Committee and the Nomination and Governance Committee were carried out by the CNG Committee, which was divided by the Board into the two separate committees in April 2025. See "*Business to be Transacted at the Meeting – 2. Election of Directors*" in this Management Proxy Circular for further information.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of management. The independent directors met regularly without non-independent directors and members of management present during Fiscal 2025 via in-camera sessions at meeting of the Board. The independent directors of the Audit and Risk Management Committee and the CNG Committee also met in-camera at regularly scheduled quarterly meetings of each respective committee during Fiscal 2025.

On an annual basis, the independent Board Chair administers a Board effectiveness questionnaire and a director self-evaluation form through which each director assesses the operation and performance of the Board, its committees and the committee chairs, as well as his or her own contributions as a member of the Board. The completed questionnaires and forms are reviewed by the Board Chair, who subsequently discusses with each director their respective responses and reports to the Board on the results of the evaluation process.

<u>Attendance at Board and Committee Meetings</u>

The attendance record of each director for all Board and standing committee meetings held since the beginning of the Company's most recently completed financial year is set forth under each director's biography under "*Business to be Transacted at the Meeting – Election of Directors*".

Board members are expected, to the best of their abilities, to attend all Board meetings and meetings of committees on which they serve. In Fiscal 2025, all of the current members of the Board attended 100% of the meetings of the Board and their respective committees held during their tenure.

<u>Attendance at the Annual and Special Meeting of Shareholders</u>

Board members are expected, to the best of their abilities, to attend the Meeting. All current directors serving at that time attended the Company's 2024 virtual annual meeting of shareholders.

<u>Other Director Commitments</u>

All current directorships with other public entities for each of the Board members, as well as directorships held in the past five years, are set forth under "*Business to be Transacted at the Meeting – Election of Directors*".

<u>Mandate</u>

The Board is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board discharges its responsibility directly and, in part, through its standing committees. The written mandate of the Board, which represents the Company's corporate governance guidelines for the purposes of NYSE listing standards, is attached as Schedule B to this Management Proxy Circular and is available on the Company's website at https://investors.blackberry.com/governance-documents.

The Board meets regularly to review the business operations and financial results of the Company. Meetings of the Board include regular meetings with management to review and discuss specific aspects of the operations of the Company, and the independent directors of the Company meet regularly without management or management directors present.

Specific responsibilities of the Board include:

1) promoting a culture of integrity throughout the organization;
2) overseeing and approving the Company's strategic initiatives and the implementation of such initiatives;
3) overseeing the risk identification, assessment, management, monitoring and reporting activities of management to ensure the effective implementation of the Corporation's risk management framework;
4) overseeing the Company's compliance activities, including in the areas of legal/regulatory compliance and corporate policies within the purview of the Board;
5) reviewing the Company's organizational structure and succession planning;
6) at any time that the Board Chair is an officer or employee of the Company, monitoring the executive performance of the Board Chair and approving his or her compensation;
7) monitoring the Chief Executive Officer's performance (including his or her monitoring of other executive management), approving his or her compensation and reviewing the Company's overall compensation policy for executive managers;
8) adopting and monitoring a disclosure policy for the Company;
9) monitoring the integrity of internal control and management information systems; and
10) developing the Company's approach to corporate governance.

The Board mandate also sets out other responsibilities of an Executive Chair and Lead Director.

Risk Oversight

The Board is ultimately responsible for overseeing the Company's risk identification, assessment, management, monitoring and reporting activities. The Board receives regular reports from the Chief Risk Officer, sets the Company's risk appetite and evaluates the risks inherent in significant transactions. The Audit and Risk Management Committee assists the Board with risk assessment and risk management, including the Company's policies and procedures relating to accounting, financial reporting and tax matters, and considers areas of major financial risk. The Compensation Committee reviews and assesses risk arising from the Company's compensation programs and corporate governance policies. Other information related to the oversight on risk management provided by the Board can be found under the headings "Cybersecurity" and "Enterprise Risk Management – Risk Governance and Oversight" in the Company's Fiscal 2025 Annual Report on Form 10-K ("**10-K**"), which can be accessed at www.sec.gov and www.sedarplus.ca.

The Company's cybersecurity risk management program is an integral part of its overall enterprise risk management efforts. The Company manages cybersecurity risks within its products and services, infrastructure and corporate resources using a framework that is based on applicable regulations, industry standards and recognized best practices. Through this framework, the Company devotes significant resources to identifying, monitoring, assessing and responding to cybersecurity threats and incidents, including those associated with its use of third-party software, applications, services, and cloud infrastructure. The Company's cyber incident response team conducts periodic table-top exercises and simulated phishing campaigns, including during Fiscal 2025, and all employees receive annual security and data privacy training to build resilience.

Management's cybersecurity programs operate under the leadership of the Company's Chief Information Security Officer ("CISO"), who receives reports from his team of information and product security professionals and monitors the prevention, detection, mitigation and remediation of cybersecurity risks. The CISO provides quarterly updates to the Board on the advancing maturity of the Company's cybersecurity program, including reports on security controls coverage and effectiveness, secure software development and product security, vulnerability testing and remediation, and security operations. The updates also include reports on improvements to processes, technology and governance to mitigate residual cybersecurity risk.

Succession Planning and Director Term Limits

The Board oversees succession planning activities that are primarily focused on the executive officers of the Company and addresses, among other things, position descriptions, potential internal successors and the state of readiness of such successors. The succession plan also reviews executive turnover and open or pending executive requisitions. The Board, including its Nomination and Governance Committee, periodically reviews the succession plan and requires it to be updated as appropriate.

The Company has not adopted term limits for its directors or other mechanisms of Board renewal, in part because Board renewal has not been a challenge for the Company in recent years. The average tenure of the current directors of the Company who are standing for election at the meeting is approximately 4 years and 6 months. The Board believes that the Company's director nomination and voting process will only produce directors who are able to make a meaningful contribution.

Orientation and Continuing Education

All new directors of the Company receive a comprehensive orientation. The orientation includes: meeting the Chair of the Nomination and Governance Committee, the Chair of the Board and other independent directors as part of the selection process; receiving briefing materials relating to the Company's operations and the operations of the Board and its committees, including the Company's Business Standards and Principles, Board mandate and committee charters; advice from the Company's legal counsel on their legal duties, corporate and securities obligations and the Company's corporate governance procedures and policies; and meeting with executive officers as appropriate in order to understand the Company's products, operations and key functions. The orientation process will be reviewed from time to time in connection with new appointments to the Board.

Orientation also occurs as part of the regular business of the Board and its committees. A Board dinner also typically occurs on the evening preceding each quarterly Board meeting and provides the Board an opportunity to discuss the Company's business privately (or with management invitees) in a more informal setting.

The Nomination and Governance Committee's charter formally sets out the role of the committee, including responsibility for the development and review of director orientation and continuing education programs. Education occurs as part of the regular business of the Board and its committees. See "*Corporate Governance Practices – 4. Nomination and Governance Committee – Nomination and Assessment of Directors*" in this Management Proxy Circular for further information.

In Fiscal 2025, members of the Board or its committees received briefings on various topics, including cybersecurity, new and proposed regulations, corporate governance, in-depth reviews of the industry and markets in which the Company operates, U.S. and Canadian securities law developments, and topics addressed in quarterly materials from PwC, including the Company's implementation of new accounting standards.

2.   Audit and Risk Management Committee Report

The Audit and Risk Management Committee is comprised of Lisa Disbrow (Chair), Lori O'Neill and Wayne Wouters, all of whom are independent within the meaning of NYSE, SEC and TSX rules and applicable Canadian securities laws. The Board has determined that each of Ms. Disbrow and Ms. O'Neill is an audit committee financial expert within the meaning of applicable SEC rules.

The Audit and Risk Management Committee met five times during Fiscal 2025, including to review the Company's interim and annual consolidated financial statements, notes and Management's Discussion and Analysis of Financial Condition and Results of Operations ("**MD&A**") and to make other recommendations to the Board. The Audit and Risk Management Committee has full and unrestricted access to the Company's internal finance department to review issues as appropriate and meets independently with the external auditors of the Company on a regular basis. In Fiscal 2025, the Company's internal audit function functionally reported directly to the Audit and Risk Management Committee and administratively to the Chief Risk Officer. The Audit and Risk Management Committee also makes recommendations as to the implementation and operation of internal accounting controls and financial reporting practices and procedures.

The Board-approved charter of the Audit and Risk Management Committee is available on the Company's website at https://investors.blackberry.com/governance-documents. The Board has developed a written mandate for the chair of the Audit and Risk Management Committee, as set out in such committee's charter. Other information related to the composition of the Audit and Risk Management Committee can also be found under the heading "Audit and Risk Management Committee" in the Company's Fiscal 2025 10-K.

Pursuant to its charter, the Audit and Risk Management Committee provides assistance to the Board with respect to the oversight of (i) the integrity of the financial statements of the Company, (ii) the qualifications and independence of the Company's independent auditor, (iii) the performance of the Company's internal audit function and independent auditors, (iv) the compliance by the Company with legal and regulatory requirements, including tariffs, taxes and trade rules, and (v) enterprise risk management, including risk compliance and the controls, processes and policies used by management to effectively manage the Company's risks. The Chief Risk Officer provides regular reporting to the Board and the Audit and Risk Management Committee. Other information related to the oversight on risk management provided by the Audit and Risk Management Committee can be found under the heading "Enterprise Risk Management – Risk Governance and Oversight" in the Company's Fiscal 2025 10-K.

Management is responsible for the Company's financial reporting process, including its internal control over financial reporting, and for the preparation of its consolidated financial statements in accordance with accounting principles generally accepted in the United States. The Company's independent registered public accounting firm is responsible for performing an independent audit of the consolidated financial statements and expressing opinions on the consolidated financial statements and internal control over financial reporting. The Audit and Risk Management Committee's responsibility is to monitor and review these processes and act in an oversight capacity. The Audit and Risk Management Committee does not certify the financial statements or guarantee the independent registered public accounting firm's report. The Audit and Risk Management Committee relies, without independent verification, on the information provided to it, including representations made by management and the independent registered public accounting firm, including its audit report.

The Audit and Risk Management Committee discussed with PwC, the Company's independent registered public accounting firm for Fiscal 2025, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. The Audit and Risk Management Committee has received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding PwC communications with the Audit and Risk Management Committee concerning independence and has discussed with PwC its independence. The Audit and Risk Management Committee reviewed and discussed the audited financial statements of the Company for Fiscal 2025 with management and PwC. Based on the review and discussions noted above, the Audit and Risk Management Committee recommended to the Board that the audited financial statements of the Company be included in the Company's Fiscal 2025 10-K.

Members of the Audit and Risk Management Committee

Lisa Disbrow (Chair), Lori O'Neill and Wayne Wouters

3. Compensation Committee

The Compensation Committee is comprised of Lisa Bahash (Chair) and Richard Lynch, both of whom are independent within the meaning of NYSE and TSX rules and applicable Canadian securities laws. The charter of the Compensation Committee is approved by the Board and is available on the Company's website at https://investors.blackberry.com/governance-documents. The Board has developed a written mandate for the chair of the Compensation Committee, as set out in the committee's charter. The Compensation Committee meets at least quarterly, with and without management present at its meetings.

Upon the separation of the CNG Committee into the Compensation Committee and the Nomination and Governance Committee in April 2025, Ms. Bahash became the Chair of the Compensation Committee. Philip Brace served as Chair of the CNG Committee from the time of the retirement of former director Michael Daniels in November 2024 until the separation of the CNG Committee. Neither of the members of the Compensation Committee has ever been indebted to the Company or been an officer or employee of the Company or any of its subsidiaries, except that Mr. Lynch served as Interim Chief Executive Officer from November 2023 to December 2023. No executive officer of the Company has served on the board of directors or the compensation committee of any other entity that has had any executive officers of such entity serve as a member the Board or the Compensation Committee.

The Board believes that the members of the Compensation Committee are qualified to fulfill the duties of the Compensation Committee due to their experience and direct involvement in executive compensation decision-making as outlined in the below chart. Each has an understanding of executive compensation decision-making, including the underlying policies and principles and relevant market practices, as a result of their experience as senior executives at significant companies. This understanding has also been garnered through their service on the Board and its committees and on the compensation/pension committees at other public companies.

Member	Experience
Lisa Bahash (Chair)	• Current Chair of the Remuneration, Nomination and Governance Committee of Syrah Resources Ltd. • Former director of Mattr Corp. • Former Senior Vice President, Automotive and Transportation of Jabil Inc.
Richard Lynch	• Former Executive Vice-President and Chief Technology Officer of Verizon Communications • Former Chairman of the board and member of the Nominating and Corporate Governance Committee of Ribbon Communications • Former Chair of the Nominating and Corporate Governance Committee and Member of the Compensation Committee of Ruckus Wireless Inc.

In relation to its duties and responsibilities concerning compensation matters pursuant to its charter, the Compensation Committee is primarily responsible for administering the Company's equity-based compensation plans and reviewing, and in certain circumstances, approving and recommending for approval, the compensation packages for the Executive Officers. The Compensation Committee also assists the Board in its oversight of human capital management.

The Compensation Committee meets regularly each year for the purpose of reviewing the overall compensation policy for Executive Officers, as well as relevant competitive compensation data and practices. At least annually, the Compensation Committee shall (i) make recommendations on Chief Executive Officer compensation to the entire Board for its consideration and approval and (ii) review and approve the compensation packages for the direct reports to the Chief Executive Officer. The Compensation Committee also evaluates the performance of the Chief Executive Officer each year using both financial and non-financial measurements. Recommendations made by the Compensation Committee on the Chief Executive Officer's compensation are reviewed and discussed by the independent members of the Board before final approval.

The Compensation Committee has sole authority to retain independent compensation consultants to provide the committee with advice on the Company's compensation practices as necessary or desirable. It also has the authority to approve the fees payable to any independent compensation advisor that it retains. Decisions made by the Compensation Committee generally reflect factors and considerations in addition to any information and advice provided to it by any independent compensation consultant. In Fiscal 2025, the Compensation Committee engaged Mercer (US) Inc. See "*Executive Compensation – Key Fiscal 2025 Compensation Decisions*" in this Management Proxy Circular.

4. **Nomination and Governance Committee**

The Nomination and Governance Committee is comprised of Philip Brace (Chair) and Richard Lynch, both of whom are independent within the meaning of NYSE and TSX rules and applicable Canadian securities laws. The charter of the Nomination and Governance Committee is approved by the Board and is available on the Company's website at https://investors.blackberry.com/governance-documents. The Board has developed a written mandate for the chair of the Nomination and Governance Committee, as set out in the committee's charter. The Nomination and Governance Committee meets at least quarterly, with and without management present at its meetings.

Upon the separation of the CNG Committee into the Compensation Committee and the Nomination and Governance Committee in April 2025, Mr. Brace became the Chair of the Nomination and Governance Committee. Mr. Brace served as Chair of the CNG Committee from the time of the retirement of former director Michael Daniels in November 2024 until the separation of the CNG Committee. None of the members of the Nomination and Governance Committee has ever been indebted to the Company or been an officer or employee of the Company or any of its subsidiaries, except that Mr. Lynch served as Interim Chief Executive Officer from November to December 2023.

The Board believes that the members of the Nomination and Governance Committee are qualified to fulfill their duties due to their experience and direct involvement with corporate governance as outlined in the below chart.

Member	Experience
Philip Brace (Chair)	• Current Chief Executive Officer of Skyworks Solutions Inc. • Former Chief Executive Officer of Sierra Wireless Inc. • Former Chairman of Compensation Committee and member of the Corporate Governance and Nominating Committee of Lantronix Inc.
Richard Lynch	• Former Executive Vice-President and Chief Technology Officer of Verizon Communications • Former Chairman of the board and member of the Nominating and Corporate Governance Committee of Ribbon Communications • Former Chair of the Nominating and Corporate Governance Committee and Member of the Compensation Committee of Ruckus Wireless Inc.

The Nomination and Governance Committee is responsible for: (i) the selection and recommendation for appointment to the Board of qualified, effective directors, (ii) the review of individual directors' qualifications and (iii) orientation and education of new directors. The Nomination and Governance Committee has the responsibility for nominating new directors and identifies potential nominees through independent recruiting firms or by individual referrals. The selection criteria include the specific skill set and experience required on the Board at a given time, taking into account the skill sets of the other Board members, and personal characteristics, including integrity and high ethical standards, among other considerations.

The Nomination and Governance Committee also assists the Board Chair in monitoring the effectiveness of the relationship between management and the Board, the effectiveness of the operation of the Board, Board committees and individual directors, and for recommending improvements to each of the above.

5. Board Diversity

The Board recognizes the value and importance of the Board being comprised of highly talented and experienced individuals whose diverse backgrounds reflect the Company's stakeholders, including its customers and employees and the ever-changing communities and markets in which the Corporation operates. In March 2015, the Board adopted a written Board diversity policy (the "**Board Diversity Policy**") pursuant to which the Company will strive for a diverse Board and will take into account the benefits of diversity as part of its mandate to ensure an appropriate balance of necessary skills, background, experience and knowledge on the Board.

When identifying candidates to recommend for appointment or election to the Board, the Nomination and Governance Committee will:

- consider only individuals who are highly qualified, based on their experience, functional expertise, skills and character; and

- take into account criteria that promote diversity, including gender, race, religion, ethnicity, sexual orientation, physical ability, geographic representation, age, and other personal characteristics as the Board may determine from time to time.

The Board Diversity Policy provides that the Nomination and Governance Committee is responsible for implementing the policy and monitoring progress towards the achievement of its objectives. The Nomination and Governance Committee will also review the Board Diversity Policy from time to time and may recommend changes to the policy or additional objectives, as appropriate.

The Company is mindful of the benefits of a diverse Board, which include accessing a broader pool of high-quality candidates, gaining exposure to a greater variety of perspectives and ideas, promoting better corporate governance and maximizing opportunities for innovation in conducting the Company's business. Consideration of the level of representation of women on the Board is one factor among many that plays a role in the Nomination and Governance Committee's decision-making process. The Company has not adopted targets regarding women on the Board or in executive officer positions. The Board believes that the combination of qualities desirable in the Company's directors and executive officers severely restricts the availability of suitable individuals, and therefore targets have not been adopted.

Currently, three of the seven director nominees for election at the Meeting, or 43%, are women and one of the Company's five current executive officers, or 20%, is a woman.

6. Majority Vote Policy

In March 2011, the Board adopted a Majority Vote Policy and, in December 2014, the Board approved technical amendments to the policy to conform to new provisions of the TSX Company Manual regarding majority voting. The Majority Vote Policy only applies to an "uncontested election" of Board nominees, which for the purposes of the policy means an election where the number of nominees for members of the Board is equal to the number of members to be elected. If, with respect to any Board nominee, the number of votes withheld exceeds the number of votes in favour of the nominee, then such nominee must promptly submit to the Board his or her resignation specifying that the resignation is to take effect at the time of its acceptance by the Board. The Company will disclose voting results as part of its report on voting results for the meeting.

Following the receipt of a resignation pursuant to the policy, the Board must determine as soon as possible, and in any event no later than ninety days following receipt of the resignation, whether to accept or refuse the resignation. Except in special or extenuating circumstances that would warrant the continued service of the applicable director, the Board shall accept the resignation. In considering whether to accept or refuse the resignation, the Board will consider all factors deemed relevant by members of the Board including, without limitation, any reasons stated by shareholders for withholding votes from the election of the nominee. Any nominee who tenders his or her resignation pursuant to the policy may not participate in the deliberations of the Board or any of its committees regarding his or her resignation. The Board will publish its decision regarding the resignation as soon as possible and if it refuses the resignation, it will provide the reasons for its decision.

7.   Ethical Business Conduct and Code of Business Standards and Principles

The Company maintains and follows a written code of business standards and principles (the "**Code**") that applies to, and is acknowledged annually by, all of the directors, officers and employees of the Company. The Code is a statement of principles designed to promote a culture of integrity and to help ensure that the Company operates its business in an ethical and legally-compliant manner. The Code incorporates by reference a number of policies and guidelines, including the Company's Prevention of Improper Payments Policy and Insider Trading Policy, that provide guidance to employees concerning business choices, decisions and behaviours. The Code expressly provides that acknowledgment of the Code is a condition of employment, as is completion of all assigned training related to the Code and related policies and guidelines.

The Board, through the Audit and Risk Management Committee, receives reports on compliance with the Code, including regarding the Company's annual program to have employees acknowledge that they have read, understand and will comply with the Code. The Company maintains a whistleblower program and makes whistleblower reporting available to employees and external parties via a web and telephone hotline-based system supplied and operated by a third party that specializes in such reporting systems. The system allows individuals to make whistleblower reports, including anonymously, to the Company or directly to the Chair of the Audit and Risk Management Committee via the BlackBerry EthicsLink system and enables the Company or the Chair of the Audit and Risk Management Committee, as appropriate, to follow up directly with the reporter while maintaining his or her anonymity. Employees are advised of the whistleblower program as part of the Company's annual Code acknowledgement program. Management reports on the status of whistleblower reports to the Audit and Risk Management Committee at its quarterly meetings. The Company has not filed any material change report since the beginning of Fiscal 2025 that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

In addition, the Board is responsible for overseeing, directly and through its committees, an appropriate compliance program for the Company. The Company's Risk Management and Compliance Council (the "**RMCC**"), a council of internal senior leaders which supports the Company's enterprise risk management activities, and the Company's Security Risk and Compliance Committee oversee and assist management in maintaining the Company's compliance program and policies. The RMCC reports to the Chief Executive Officer and meets at least quarterly with the Chief Risk Officer serving as the Chair. The Chair of the RMCC also makes a report to the Audit and Risk Management Committee, at least quarterly, on its activities. Phil Kurtz, the Company's Chief Legal Officer, serves as the Chief Risk Officer of the Company.

The Code is available on the Company's website at https://investors.blackberry.com/governance-documents, or upon request to the Corporate Secretary of the Company at 2200 University Avenue East, Waterloo, Ontario, N2K 0A7.

8.   Environmental, Social and Governance (ESG)

The Company strives to promote BlackBerry as a trusted brand by acting with integrity, implementing robust compliance programs and continuing to refine its corporate governance practices to promote accountability, transparency and responsible management. To this end, the Company integrates environmental, social and governance concerns into the decisions made across its businesses with a view to enhancing sustainability and respecting its employees, business partners and local communities.

The Company has formalized a number of policies to reflect its commitment to responsible business practices, including the BlackBerry Code of Business Standards and Principles and the Company's Privacy Policy, Health and Safety Policy, and Environment and Sustainability Policy. These documents and other policies relating to the Company's corporate responsibility initiatives can be viewed on the Company's website at https://investors.blackberry.com/governance-documents.

The Nomination and Governance Committee is responsible for the oversight of the Company's ESG strategy, including its relevant programs, policies and reporting.

Sustainability

The Company maintains a variety of programs to identify, execute and maintain sustainable initiatives and to reduce its direct and indirect environmental impact.

The Company participates in the CDP (formerly known as the Carbon Disclosure Project) and has disclosed information about its greenhouse gas emissions for over a decade. In Fiscal 2022, the Company achieved carbon neutrality across Scope 1, Scope 2 and calculated Scope 3 greenhouse gas emissions and the Company maintained its carbon neutral status into Fiscal 2025. Since 2013, the Company has reduced its direct and indirect emissions by over 88%, primarily by rationalizing its office facilities and data center footprint and through the Company's transformation from being principally a smartphone vendor into a software and services company. Additionally, the Company has reduced emissions by leveraging smart building technologies, moving company and customer computing workloads to the cloud, reducing business travel, and implementing waste management solutions such as recycling stations and employee e-waste collection. The Company has also offset carbon emissions through investments in water sanitation, water access, reforestation and other projects to promote sustainability. The Company's investments in initiatives designed to reduce or offset emissions have not, individually or in the aggregate, had a material impact on the Company's business, results of operations or financial condition.

Commitment to Diversity, Inclusion and Development

The Company aims to recruit, develop and retain world-class talent from a diversity of backgrounds and strives to provide a respectful and inclusive work environment where people are valued and have a sense of belonging. The Company is committed to maintaining a work environment that is free from discrimination and harassment, and supports this through mandatory management training on bias, discrimination and inclusive behaviours and through development opportunities such the Company's Women in Science, Technology, Engineering, and Mathematics (STEM) and Indigenous student awards programs. The Company does not tolerate, condone, or ignore workplace discrimination or harassment or any unlawful behavior and investigates all complaints regarding such conduct in a thorough and timely manner. See "*Corporate Governance – Ethical Business Conduct and Code of Business Standards and Principles*" in this Management Proxy Circular.

The Company respects the rights and dignity of all people and maintains a Human Rights Policy that is consistent with core tenets of the International Labour Organization's Declaration on Fundamental Principles and Rights at Work and the United Nations Universal Declaration of Human Rights. The Human Rights Policy provides the Company's employees with consistent principles to help them assure freely chosen employment, prohibit child labor and anti-discrimination and promote freedom of association and collective bargaining in the operation of the Company's business. The Company also publishes an annual Board-approved statement describing its efforts to address modern slavery, including through employee training, due diligence and third-party risk assessments.

The Company offers employees an equitable and competitive total rewards program, designed to recognize and reward both individual and company performance. The Company provides a range of financial and benefit programs such as its employee share purchase program, employee recognition programs, retirement savings plans, family-friendly leave policies, health and wellness programs, employee and family assistance program, as well as corporate discounts, all designed to support the overall wellness of the Company's employees and their families.

The Company encourages opportunities for its employees to broaden their scope and understanding of the business, and to build additional skills to attain their career aspirations. The Company offers career development and growth in many forms such as job shadowing, job rotation, stretch assignments, enhanced scope or responsibility, networking, lateral movement, promotions, and volunteering. Employees are supported in their growth and development through the Company's tuition and educational reimbursement programs, subsidies for professional association memberships, global mentorship program, career planning services, and internal training programs.

Building upon its culture of teamwork, the Company is a proud and committed civic leader. BlackBerry employees are passionate regarding their involvement in corporate-run community initiatives to actively participate in volunteer activities and environmentally friendly initiatives where they live and work. Together with its team of community-minded employees, the Company believes there is great potential to make lasting local impacts.

Working with Responsible Partners and Vendors

To reach customers across the globe with a diverse set of products and services, the Company relies on a network of distribution partners and third-party vendors. The Company's criteria for selecting new partners include their commitment to ethical business practices, and the Company evaluates potential partners for compliance and ethics risks, including risks related to corruption, bribery, privacy, cybersecurity and modern slavery.

The Company has developed a Supplier Code of Conduct (the "**Supplier Code**") to codify the standards that the Company expects its vendors to comply with in terms of labor, ethics, health and safety and the environment. All vendors must commit to follow the requirements of the Supplier Code when signing new or updated contracts, and the Company expects its vendors to adopt similar standards within their own supply chains with the intent of achieving a consistent approach to the management of social and environmental performance.

In addition, the Company maintains a Supplier Diversity Policy with a view to providing opportunities to diverse suppliers who satisfy the Company's purchasing and contractual standards. Diverse suppliers include small businesses, businesses owned by veterans, minorities, or women and those in historically underutilized business zones.

The Company supplements the Supplier Code with its Responsible Minerals Policy, which requires suppliers to prohibit use of any minerals or derived metals that are illegally mined, transported or traded, and that may have contributed to armed conflict, extortion, human rights abuses or any other violation of the Supplier Code. In its procurement activities, the Company engages with its suppliers to conduct due diligence into the source of these so-called "conflict minerals" to the extent that they are necessary to the functionality or production of hardware products for the BlackBerry Radar® business.

Privacy, Data Protection and Cybersecurity

The Company integrates data privacy and security into its products, services and operations. The Company is committed to processing personal data responsibly and in compliance with applicable data protection laws in all countries in which it operates. The commitment to privacy is a core value of the Company, measured not only by compliance with both established and evolving regulatory frameworks but also in the Company's adherence to best practices with respect to the collection, use and disclosure of personal information. The Company's Privacy Policy is available at www.blackberry.com/us/en/legal/privacy-notice.

The Company is committed to protecting its business, customers, partners and suppliers from cyberattacks and employs its own technologies, as well as third-party solutions, to mitigate risk as threats grow in volume and evolve in sophistication. The Company's products are certified by governments and industry experts around the world against rigorous cybersecurity requirements and are hardened against bad actors.

9.   **Related Party Transactions**

Directors, officers and employees are required to report any related party transactions to comply with the Code. Any director who has a material interest in a transaction or an agreement involving the Company must disclose the interest to the Board immediately and does not participate in any discussions or votes on the matter. The Audit and Risk Management Committee reviews and, as appropriate, approves any related party transactions as required by the Code.

In Fiscal 2025, there were no transactions between the Company and a related person as described in Item 404 of Regulation S-K, which defines a "related person" as: (i) a director, nominated director or executive officer of the Company, (ii) an immediate family member of a director, nominated director or executive officer, or (iii) a person who beneficially owns more than 5% of the Common Shares or a member of their immediate family.

10.   Advisory Vote on Executive Compensation

In March 2012 the Board adopted the Say on Pay Policy, a copy of which is available on the Company's website at https://investors.blackberry.com/governance-documents. The Say on Pay Policy is consistent with the model say on pay policy of the Canadian Coalition for Good Governance and establishes a framework for the Company to conduct an annual non-binding advisory vote by common shareholders.

Consistent with the Say on Pay Policy, the annual vote is an advisory vote only and is not binding on the Board which remains responsible for its compensation decisions and is not relieved of these responsibilities irrespective of the results of the vote. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. The Company will also disclose the results of this vote as part of its report on voting results for this Meeting. See also "*Business to be Transacted at the Meeting – 5. Advisory Vote on Executive Compensation*" in this Management Proxy Circular.

11.   Shareholder Engagement

The Company is committed to active engagement with investors and other interested parties to address shareholder-related concerns and provide public information about the Company. The Chief Financial Officer meets regularly with investment analysts and institutional investors in Canada, the United States and internationally. Shareholders and other interested parties may provide feedback to the Company through a number of avenues, including by e-mail to investorrelations@blackberry.com and at events such as the Meeting and quarterly earnings conference calls. Correspondence may also be directed to members of the Board c/o Corporate Secretary's Office, BlackBerry Limited, 2200 University Avenue East, Waterloo, Ontario N2K 0A7 or via e-mail to corporatesecretary@blackberry.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to the Company concerning Common Shares beneficially owned as of the Record Date by (i) each director of the Company; (ii) each named executive officer of the Company; and (iii) all directors and executive officers of the Company as a group:

Name of Beneficial Owner	Direct[1]	Indirect[2]	Right to Acquire[3]	Total	Percentage of Class
Lisa Bahash	–	–	63,962	63,962	*
Philip Brace	35,000	–	112,006	147,006	*
Lisa Disbrow	–	–	267,052	267,052	*
John J. Giamatteo	490,761	–	–	490,761	*
Richard Lynch	–	–	409,710	409,710	*
Lori O'Neill	–	–	91,065	91,065	*
Wayne Wouters	–	–	329,329	329,329	*
Jennifer Armstrong-Owen	42,398	–	–	42,398	*
Mattias Eriksson	278,306	–	–	278,306	*
Tim Foote	31,120	–	–	31,120	*
Phil Kurtz	38,938	–	34,782	73,720	*
Directors and executive officers as a group	916,523	–	1,307,906	2,224,429	0.37%

* Indicates ownership of less than 1% of the outstanding Common Shares. Each of the Company's directors and executive officers may be contacted at 2200 University Avenue East, Waterloo, Ontario, N2K 0A7.

[1] Common Shares held individually or jointly with others, or in the name of a bank, broker or nominee for the individual's account.

[2] Common Shares over which directors, nominees and executive officers may be deemed to have or share voting or investment power, including shares owned by trusts and certain relatives.

[3] Common Shares which directors and executive officers had a right to acquire beneficial ownership of within 60 days from the Record Date, through the conversion of stock units held under the Company's equity-based compensation plans.

The following table shows ownership information for any person or company known to the directors and executive officers of the Company to beneficially own, or control or direct, directly or indirectly, 5% or more of the Common Shares as of the Record Date:

Name of Beneficial Owner	Common Shares Beneficially Owned	Percentage of Common Shares Outstanding
Fairfax Financial Holdings Limited[1]	46,724,700	7.84%
Legal & General Group Plc	33,875,605	5.68%

[1] Represents Common Shares beneficially owned as of December 31, 2024, based on a Schedule 13F-HR filed with the SEC on February 14, 2025. In such filing, Fairfax lists its address as 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7, and indicates that, together with certain of its affiliates, it has shared voting and dispositive power with respect to 46,724,700 Common Shares.

[2] Represents Common Shares beneficially owned as of December 31, 2024, based on a Schedule 13G filed with the SEC on February 13, 2025. In such filing, Legal & General Group Plc lists its address as One Coleman Street, London, EC2R 5AA, and indicates that it has shared voting and dispositive power with respect to 33,185,748 Common Shares and sole dispositive power with respect to 34,835,822 Common Shares.

Delinquent Section 16(a) Reports

Two Form 4 filings, reporting Company equity holdings of Ms. Armstrong-Owen and former director Michael Daniels, respectively, with respect to Fiscal 2025 were filed late. The Company is not aware of any other filing deficiencies under Section 16 of the Securities Exchange Act of 1934 with respect to Fiscal 2025.

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Corporate Secretary of the Company at 2200 University Avenue East, Waterloo, Ontario, N2K 0A7: (i) the Annual Report on Form 10-K containing the audited consolidated financial statements for Fiscal 2025, together with the accompanying Auditor's Report, and the Fiscal 2025 annual MD&A; and (ii) this Management Proxy Circular.

Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Financial information of the Company is provided in the Company's audited consolidated financial statements and MD&A for the Company's most recently completed financial year.

APPROVAL

The undersigned hereby certifies that the contents and the distribution of this Management Proxy Circular have been approved by the Board on May 2, 2025. A copy of this Management Proxy Circular has been sent to each director of the Company, each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED at Waterloo, Ontario, the 2nd day of May, 2025.

BY ORDER OF THE BOARD

(signed) Richard Lynch, Chair


Schedule A



MANDATE OF THE BOARD OF DIRECTORS OF BLACKBERRY LIMITED


The Board of Directors (the "**Board**") of BlackBerry Limited (the "**Corporation**") is responsible for supervising the management of the Corporation's business and affairs. The Board makes major policy decisions, delegates to management the authority and responsibility for the day-to-day affairs of the Corporation and reviews management's performance and effectiveness on an ongoing basis.

From time to time, the Board may delegate certain duties and responsibilities to committees comprised of its member directors ("**Directors**"). The Board has formed three standing committees, an Audit and Risk Management Committee, a Compensation Committee and a Nomination and Governance Committee, to perform certain delegated duties and responsibilities in accordance with their respective charters. From time to time, the Board may also establish special committees to review and make recommendations on specific matters. Any delegation to a standing or special committee does not relieve the Board of its overall responsibilities.

The Board may engage the services of independent advisors to assist the Board in fulfilling its duties and responsibilities. Committees of the Board also may engage the services of independent advisors in accordance with their respective charters.

Meetings of the Board will be held at least quarterly and as otherwise required.

1. **RESPONSIBILITIES OF THE BOARD**

In its supervision and management of the Corporation's business and affairs, the Board has the following responsibilities:

1) promoting a culture of integrity throughout the organization;
2) overseeing and approving the Corporation's strategic initiatives and the implementation of such initiatives;
3) overseeing the risk identification, assessment, management, monitoring and reporting activities of management to ensure the effective implementation of the Corporation's risk management framework;
4) overseeing the Corporation's compliance activities, including in the areas of legal/regulatory compliance and corporate policies within the purview of the Board;
5) reviewing the Corporation's organizational structure and succession planning;
6) at any time that the Board Chair is an officer or employee of the Corporation, monitoring the executive performance of the Board Chair and approving his or her compensation;
7) monitoring the Chief Executive Officer's performance (including his or her monitoring of other executive management), approving his or her compensation and reviewing the Corporation's overall compensation policy for executive managers;
8) adopting and monitoring a disclosure policy for the Corporation;
9) monitoring the integrity of internal control and management information systems; and
10) developing the Corporation's approach to corporate governance.

2. **BOARD CHAIR AND RESPONSIBILITIES**

The Directors will elect one of the Directors to be the Board Chair. The Chair will facilitate the effective functioning of the Board and will provide leadership to the Board. The responsibilities of the Chair will include, among other things, the following:

1) Assume primary responsibility for the effective operation of the Board;
2) Act as liaison between the Board and the Chief Executive Officer and facilitate the proper flow of information to the Board from management;
3) In consultation with the Chief Executive Officer, take appropriate steps to foster an effective relationship between executive management personnel and the Board;
4) Lead the Board in monitoring and influencing strategic management;
5) Ensure that the responsibilities of the Board are well understood by both the Board and management;
6) Together with the other members of the Board, develop and maintain appropriate processes for the evaluation of the Chief Executive Officer and other executive management;

7) Lead and oversee compliance with the governance policies of the Board;
8) Together with the other members of the Board, develop and maintain procedures to regularly assess the effectiveness of the Board, its committees and individual Directors;
9) Consult with the Board, the Lead Director (if any), the Chief Executive Officer and the Corporate Secretary to set Board agendas that are based on the responsibilities of the Board and reflect current priorities and require that materials and any information sent to the Board are appropriate and timely;
10) Convene and chair meetings of the Board in a manner that facilitates debate and encourages Director participation;
11) Attend committee meetings as appropriate;
12) Communicate with Directors between meetings as appropriate;
13) Be available for consultation and direct communication with shareholders and other stakeholders, as considered appropriate;
14) Chair annual and special meetings of the shareholders of the Corporation; and
15) Perform such other duties and responsibilities as may be determined by the Board from time to time.

In the event of a temporary absence of the Chair, the Lead Director or, in the absence of a Lead Director, another Director chosen by the Directors will perform the responsibilities of the Chair.

3. LEAD DIRECTOR AND RESPONSIBILITIES

At any time that the Corporation has a Chair who is not "independent" within the meaning of applicable securities laws and stock exchange rules, the independent Directors will elect one of the independent Directors to be the Lead Director with the intent that the Lead Director will provide independent leadership to the Board. The responsibilities of the Lead Director will include, among other things, the following:

1) Assume primary responsibility for the independence of the Board from management, and ensure that the boundaries between the Board and management are clearly understood and respected;
2) Convene and chair sessions of the Board, including at each quarterly scheduled meeting, consisting exclusively of independent directors in a manner that facilitates debate and encourages Director participation, and consult with the Chair on any matters arising out of such sessions;
3) Communicate with independent Directors and the Chief Executive Officer between meetings as appropriate, including with respect to Board agendas;
4) In consultation with the Nomination and Governance Committee and the independent Directors, develop and review the Chair's position description and the position description of the Chief Executive Officer and lead the Board's review and discussion of their performance; and
5) Ensure that the Board has sufficient resources to conduct its business independently in accordance with the principles set out in this Mandate and applicable law.

In the event of a temporary absence of the Lead Director, one of the other independent Directors, as determined by a majority of the independent Directors, will perform the responsibilities of the Lead Director.

4. INDIVIDUAL MEMBER RESPONSIBILITIES

In order to facilitate the Board fulfilling its role, each Director of the Board will:

1) *Time and Attention:* Attend, to the best of their ability, all Board and committee meetings, review materials in advance of those meetings and take an active part in Board discussions.
2) *Best Practices:* Strive to perform his or her duties in keeping with current and emerging corporate governance practices for directors of publicly traded corporations and the policies of the Corporation.
3) *Continuing Education:* Seek to participate in at least one director education program every twenty-four (24) months to remain current in, or expand upon, areas relevant to the duties of a Director. The frequency of Director education should be reviewed from time to time to address changing standards in good corporate governance relating to continuing director education.
4) *Change of Employment Notification:* Promptly notify the Board of any change in the Director's employer or employment status to ensure that the impact on the Board, if any, and its ability to fulfill its role, can be evaluated by the Board.

5) ***Limit on Board Service:*** Without the prior consideration and approval of the Board, refrain from serving concurrently on more than five public company boards of directors or, in the case of any Director who is an executive officer of a public company, more than two public company boards of directors other than the board of the public company of which the Director is an executive officer.

6) ***Conflicts of Interest:*** Advise the Board of any conflicts, or potential conflicts, of interest in accordance with the Corporation's Code of Business Standards and Principles.

5. CONTACTING THE BOARD

Members of the Board can be contacted through the Corporate Secretary of the Corporation who may be contacted through the Corporation's head office at:

2200 University Avenue East
Waterloo, Ontario
Canada N2K 0A7
Tel: (519) 888-7465

6. ANNUAL REVIEW OF BOARD MANDATE

This Mandate of the Board will be reviewed annually and updated as the Board deems appropriate.

Schedule B

SHAREHOLDER PROPOSAL

True North Capital Partners Inc., Suite 800, 365 Bay Street, Toronto, ON M5H 2V1 ("**True North**") has submitted the following shareholder proposal to amend the Company's By-Law No. A3 for consideration at the Meeting. The Company is required by applicable law to include the shareholder proposal in the Management Proxy Circular, together with the Board's response. The proposal represents the view of True North.

The Board's response, including its recommendation to vote **AGAINST** the proposal, follows the proposal.

Shareholder Proposal - Amendments to By-Law No. A3

The following is added as the last sentence of Section 10.08:

Notwithstanding the foregoing, in the event that any shareholder is soliciting proxies not relying on Section 112(1.1) of the Act (a "**Contesting Shareholder**") in relation to a meeting (a "**Contested Meeting**"), the chairperson for the Contested Meeting shall be an individual mutually agreed by the Corporation and the Contesting Shareholder.

New Sections 4.22, 7.04, 10.20, 10.21 and 10.22 are added:

4.22 Proper Purpose
The directors must only exercise their powers for the purposes for which they are conferred under applicable law (and not for improper collateral purposes), acting in good faith with reasonable grounds for their belief.

7.04 Eligibility
To be eligible for protection under this Section Seven, a director must comply with Section 4.22 of this by-law.

10.20 Contested Meetings
In the event of a Contested Meeting: (i) the Corporation and the Contesting Shareholder shall agree to a procedure protocol for the Contested Meeting; (ii) a universal proxy will be used for the election of directors; (iii) in person attendance will be permitted; (iv) the Corporation will share all ledgers held by securities intermediaries with the Contesting Shareholder; and (v) proxies will be maintained for inspection for a period of six months after the Contested Meeting.

10.21 No Vote Buying
Subject at all times to the duties of the directors under applicable law, from the time that a shareholder becomes a Contesting Shareholder, the Corporation shall not enter into any agreement with any other shareholder by which an individual(s) identified by that shareholder is appointed or nominated for election as a director in exchange for that shareholder's voting support, unless that shareholder is also a good faith Contesting Shareholder. The Corporation shall not pay any fees to broker intermediaries for proxies.

10.22 Reimbursement
(a) Subject at all times to the duties of the directors under applicable law, in any of the following events the Corporation will promptly reimburse the Contesting Shareholder for the reasonable costs (evaluated by the directors, acting reasonably) it has incurred (and which may be ongoing) in connection with the event upon delivery by the Contesting Shareholder of evidence of the payment of the expense:

    i. the Corporation engages in any litigation or regulatory proceeding against the Contesting Shareholder;

    ii. the Contesting Shareholder engages in any litigation or regulatory proceeding against the Corporation (including to enforce this by-law);

    iii. in connection with a Contested Meeting, the Corporation nominates for election as a director a nominee originally put forward by the Contesting Shareholder; or

    iv. the Contesting Shareholder is successful in any matter related to a Contested Meeting.

(b) Any payment by the Corporation to a Contesting Shareholder under paragraph 10.22(a)(i) or 10.22(a)(ii) shall be under agreement by the Contesting Shareholder that if it is unsuccessful in the litigation or regulatory proceeding, the Contesting Shareholder will promptly refund the amounts paid to the Contesting Shareholder by the Corporation.

Board Response

The Board believes that the novel and prescriptive provisions set out in the proposal are not necessary to advance the interests of the Company and would, in fact, limit the Board's ability to take actions it considers appropriate and consistent with its statutory obligations, while introducing significant uncertainty as to the interpretation and application of the proposed provisions. After careful review and consideration of the foregoing proposal by management of the Company and the Board, **the Board recommends voting AGAINST the proposal**, for the reasons outlined below.

The Board believes that the Company's approach to corporate governance is consistent with established and recognized governance practices for corporations incorporated under Ontario law that are also subject to additional requirements and guidelines as a consequence of Canadian and U.S. stock exchange listings. The Company adheres to, and is in compliance with, corporate governance requirements under the *Business Corporations Act* (Ontario), applicable Canadian securities laws, U.S. federal securities legislation and the requirements of the SEC, NYSE and TSX. These requirements are also supplemented by judicial and regulatory interpretations of statutory, charter and by-law provisions from time to time.

The Board's fundamental obligation is to act in the best interests of the Company. To that end, the Board believes that the Company, like other cross-listed public companies, and its stakeholders are best served by the Board's adoption of, and adherence to, corporate governance requirements, guidelines and practices that are widely adopted and understood in the marketplace, that are clearly drafted and applicable to the Company's circumstances, and that can be consistently interpreted and applied by the Company and its peer issuers. Additional commentary on the specific provisions of the proposal follows:

- *Proposed New Section 4.22 – Proper Purpose Amendment* – Directors' duties under corporate law are established and well-understood. To the extent the proposed 'proper purpose' provision does not purport to expand the scope of directors' duties under common law and legislative standards, it is unnecessary; to the extent it does, it would result in an inappropriate constraint on the ability of directors to act responsibly in accordance with their duties and creates uncertainty because the standard that is purported to be imposed by the 'proper purpose' provision is unclear.

- *Proposed New Section 7.04 – Indemnification Limitation Amendment* – Indemnification is already limited under corporate law and, for the sake of protecting the corporation, is unavailable in circumstances where directors fall short of their fiduciary duties. The proposed 'indemnification limitation' amendment is therefore unnecessary and would create inappropriate risk for directors by giving force to the 'proper purpose' provision, which is unclear. This is inconsistent with market standards and is unnecessary to protect the Company.

- *Proposed Addition to Section 10.08 and New Section 10.20 – Contested Meeting Procedure Amendments*

  o Corporate and securities laws carefully set out the baseline standard for the conduct of a contested meeting and the rights of shareholders, including contesting shareholders. In exercising their duties, the Board and management can agree to additional procedures for a contested meeting (including those outlined in the proposed 'contested meeting procedure' amendments) as appropriate to the extent that they are in line with best practices, in the best interests of the company and its stakeholders, and warranted by the particular circumstances of the shareholder meeting.

  o As a cross-listed issuer, the Company is subject to (and complies with) U.S. rules regarding universal proxies and therefore including the language included in the proposed new section 10.20 is unnecessary.

- o Establishing specific requirements in advance, without reference to the nature of the contested meeting, limits the ability of the Board and management to exercise their respective informed judgments in exercising their fiduciary duties.

- o The 'contested meeting procedure' amendments grant excessive power to the 'Contesting Shareholder', who has no fiduciary duties or other requirement to act reasonably or in the best interests of the Company and its stakeholders.

- *Proposed New Section 10.21 – Voting Agreement Limitation Amendment –* Limitations on the ability of the Company to enter into voting agreements with other non-contesting shareholders is inconsistent with the exercise of the directors' fiduciary duties. There could be a number of reasons, consistent with the directors' fiduciary duties, for the Company to agree to appoint or nominate a director based on an agreement with another shareholder. The directors are presumed by law to be acting in good faith. Reversing the onus on the Board to demonstrate that any such agreement is required by applicable law fetters the discretion of the Board in exercising its duties in a manner which is not in the Company's best interest.

- *Proposed New Section 10.22 – Reimbursement Amendment –* Non-discretionary reimbursement requirements are also inconsistent with the unfettered exercise of the directors' fiduciary duties and may encourage frivolous or speculative shareholder litigation or contested meetings, given the protections afforded to any contesting shareholder, regardless of the nature of their proposal, and whether it is in the Company's best interest. The loser-pays costs regime is intended to disincentivize unmeritorious disputes and this proposal undermines the purpose of that principle.

- The proposal does not specify in what matters the 'Contesting Shareholder' would be acting and would therefore apply to any shareholder proposal, no matter how frivolous or contrary to the best interests of the Company and its stakeholders. If accepted, the proposal would grant powers to 'Contesting Shareholders' where no fiduciary or other duties are also imposed while simultaneously restricting the power and discretion of Board, whose actions and decisions are already subject to the requirement to act in accordance with their fiduciary duties.







8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General and Special Meeting to be held on June 25, 2025

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder of common shares of the Company ("Common Shares") has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the Common Shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management of the Company to the holder.

5. **The Common Shares represented by this proxy will be voted or withheld from voting as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted FOR the matters listed in items 1-4 and AGAINST item 5.**

6. The Common Shares represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the Common Shares will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying Notice of Meeting and Management Proxy Circular of the Company.

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Proxies submitted must be received by 10:00 a.m., Eastern Time, on June 23, 2025.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet	To Receive Documents Electronically	To Virtually Attend the Meeting
• Call the number listed BELOW from a touch tone telephone. **1-866-732-VOTE (8683) Toll Free**	• Go to the following web site: www.investorvote.com • **Smartphone?** Scan the QR code to vote now.	• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.	• You can attend the meeting virtually by visiting the URL provided on the back of this document.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

   

Appointment of Proxyholder

I/We being holder(s) of securities of BlackBerry Limited (the "Company") hereby appoint: Richard Lynch, Board Chair, or failing this person, John J. Giamatteo, Chief Executive Officer of the Company (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than Richard Lynch or John J. Giamatteo.

Note: If completing the appointment box above YOU MUST go to https:// www.computershare.com/blackberry and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an invite code to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, FOR the matters listed in items 1-4 and AGAINST item 5) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders (the "Meeting") of the Company to be held online at https://web.lumiconnect.com/432058297, on June 25, 2025 at 10:00 a.m. (Eastern Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Election of Directors

	For	Withhold		**For**	Withhold		**For**	Withhold
01. Lisa Bahash	☐	☐	02. Philip Brace	☐	☐	03. Lisa Disbrow	☐	☐
04. John J. Giamatteo	☐	☐	05. Richard Lynch	☐	☐	06. Lori O'Neill	☐	☐
07. Wayne Wouters	☐	☐						

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	For	Withhold
2. Re-appointment of Auditors Resolution approving the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company and authorizing the Board of Directors to fix their remuneration.	☐	☐

	For	Against	Abstain
3. Approval of Amended Equity Incentive Plan Resolution approving unallocated entitlements under the Company's amended and restated equity incentive plan as disclosed in the Management Proxy Circular for the Meeting.	☐	☐	☐

	For	Against	Abstain
4. Advisory Vote on Executive Compensation Non-binding advisory resolution that the shareholders accept the Company's approach to executive compensation as disclosed in the Management Proxy Circular for the Meeting.	☐	☐	☐

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	For	**Against**	Abstain
5. Shareholder Proposal Shareholder proposal as disclosed in the Management Proxy Circular for the Meeting.	☐	☐	☐

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.
If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.**

Signature(s)

Date

DD / MM / YY

Signing Capacity

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

 